

ROCKET
Companies



Notice Of The 2022 Annual Meeting Of Stockholders And Proxy Statement

ROCKET Companies

April 27, 2022

Dear Fellow Stockholders,

On behalf of the Board of Directors and the leadership team, we invite you to attend the 2022 Annual Meeting of Stockholders, to be held at:

 **1:00 p.m.,
Eastern Daylight Time**

 **Wednesday,
June 15, 2022**

 **www.virtualshareholdermeeting.com/RKT2022**

The 2022 Annual Meeting of Stockholders will be held exclusively online. There will not be a physical location for the Annual Meeting and you will not be able to attend the meeting in person. We have designed the format of the Annual Meeting to provide stockholders substantially the same rights and opportunities to participate as they would have at an in-person meeting. We hope that you will be able to attend and participate in the Annual Meeting.

Looking back on 2021, it was a year marked by significant accomplishments as we continue on our mission to remove friction from many of life's most complex moments. Along with setting company records for both mortgage originations and home purchase transactions, we expanded our entire ecosystem with the acquisition of Truebill and the significant growth in businesses like Amrock, Rocket Auto and Rocket Homes.

Since our IPO, we have returned $4.5 billion to stockholders through dividends and share repurchases, which would rank Rocket among the top 10% of all S&P 500 by capital return, if it was part of this group.

At the meeting, you will have a chance to vote on the matters set forth in the accompanying Notice Of 2022 Annual Meeting Of Stockholders And Proxy Statement, and we will share a report on our business and operations.

Your vote is important. Even if you plan to participate in the Annual Meeting, please vote by internet, telephone or mail as soon as possible to ensure your vote is recorded promptly. The instructions set forth in the Notice of Internet Availability of Proxy Materials, proxy card or voting instruction card explain how to vote your shares.

On behalf of the Board of Directors, thank you for your ongoing support of Rocket Companies, Inc.

Sincerely,

DAN GILBERT
Founder and
Chairman of the Board

JAY FARNER
Vice Chairman of the Board
and Chief Executive Officer

ROCKET Companies

Notice Of 2022 Annual Meeting Of Stockholders

The accompanying proxy statement is provided in connection with the solicitation of proxies by the Board of Directors of Rocket Companies, Inc. for use at the 2022 annual meeting of stockholders.

The annual meeting is being held virtually by live webcast at: www.virtualshareholdermeeting.com/RKT2022 on Wednesday, June 15, 2022, at 1:00 p.m., Eastern Daylight Time, to conduct the following items of business:

- ✓ To elect to our Board of Directors two Class II directors, named in the accompanying proxy statement, each to serve for a three-year term and until a successor has been duly elected and qualified, or until such director's earlier resignation, retirement or other termination of service.

- ✓ To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2022.

- ✓ To approve an amendment to the Amended & Restated Rocket Companies, Inc. Employee Stock Purchase Plan.

- ✓ To transact any other business that may properly come before the meeting or any postponement or adjournment of the meeting.

The accompanying proxy statement describes each of these items of business in detail. We have not received notice of any other matters that may properly be presented at the annual meeting.

We began mailing a Notice of Internet Availability of Proxy Materials on or about April 27, 2022 to holders of record of shares of our Class A common stock and Class D common stock at the close of business on the record date, April 18, 2022. We further provided those stockholders with access to our online proxy materials and filed our proxy materials with the Securities and Exchange Commission (the "SEC"). The Notice of Internet Availability of Proxy Materials contains information on how to access this notice, the proxy statement, the form of proxy and our 2021 annual report to stockholders over the internet, as well as instructions on how to request a paper copy of these materials.

Only stockholders of record at the close of business on April 18, 2022, the date established by our Board of Directors as the record date, are entitled to receive notice of, and vote at, the annual meeting. All stockholders are invited to attend the live webcast of the annual meeting by visiting www.virtualshareholdermeeting.com/RKT2022. Stockholders will be able to listen to a live webcast, submit appropriate questions to our management and Board of Directors, and vote your shares during the annual meeting. To participate in and vote at the annual meeting, stockholders will need their unique 16-digit control number in the Notice of Internet Availability of Proxy Materials or proxy card. Additional information regarding the virtual meeting is included in the accompanying proxy statement.

Your vote is very important. Whether or not you plan to participate in the annual meeting, we urge you to vote as soon as possible by internet, telephone or mail as described in the accompanying proxy statement.

By Order of our Board of Directors,

Angelo V. Vitale

ANGELO VITALE
General Counsel and Secretary

Detroit, Michigan • April 27, 2022

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held June 15, 2022

This notice, the proxy statement and the 2021 annual report to stockholders are available at www.proxyvote.com.

ROCKET Companies

Table Of Contents

Rocket Key Terms And Abbreviations

Amrock

Amrock Inc. before July 10, 2020 and Amrock, LLC on or after July 10, 2020

Common Stock

Our authorized classes of common stock – Class A common stock, Class B common stock, Class C common stock and Class D common stock. As of the record date, only shares of Class A common stock and Class D common stock are outstanding. See "*Security Ownership of Certain Beneficial Owners and Management*" and "*Certain Relationships and Related Person Transactions – Related Person Transactions – Exchange Agreement*" for important information regarding the voting and economic rights of our classes of common stock, as well as securities of Rocket Companies, Inc. and Holdings that may be exchanged for shares of our classes of common stock

Company, We, Us, Our And Rocket

Rocket Companies, Inc., a Delaware corporation incorporated on February 26, 2020, is a holding company. Its primary material asset is the equity interest in Holdings that, through its direct and indirect subsidiaries, conducts all of the Company's operations. Because Rocket Companies, Inc. is the managing member of Holdings, Rocket Companies, Inc. indirectly operates and controls all of the business affairs of Holdings and its subsidiaries

Holdings

RKT Holdings, LLC, a Michigan limited liability company formed on March 6, 2020, that wholly owns the following entities, with each entity's subsidiaries identified in parentheses: Rocket Mortgage, LLC (formerly known as Quicken Loans, LLC), Amrock Holdings, LLC (Amrock, Amrock Title Insurance Company and Nexsys Technologies LLC), LMB HoldCo LLC (Core Digital Media), RCRA Holdings LLC (Rock Connections and Rocket Auto), Rocket Homes Real Estate LLC (Rocket Homes), RockLoans Holdings LLC (Rocket Loans and Rocket Solar), Rock Central LLC dba Rocket Central, Truebill, Inc. (beginning January 1, 2022), EFB Holdings Inc. (Edison Financial), Lendesk Canada Holdings Inc., RockTech Canada Inc., and Woodward Capital Management LLC

Holdings Units

The non-voting common interest units of Holdings

IPO

The initial public offering of Rocket Companies, Inc. that was consummated on August 10, 2020

RHI

Rock Holdings Inc., our sole stockholder prior to the consummation of our IPO and our principal stockholder after the consummation of our IPO. Prior to our IPO and the related reorganization transactions occurring prior to such offering, all of the outstanding equity interests of Rocket Mortgage (formerly known as Quicken Loans), as well as all or a majority of the outstanding equity interests in our other operating subsidiaries, which historically have operated our businesses, were directly or indirectly owned by RHI

RHI Affiliated Entities

RHI and its affiliates other than the Company and its subsidiaries

RHI Securities

The outstanding common stock or preferred stock beneficially owned by RHI or any entity disregarded as separate from RHI for U.S. federal income tax purposes

Rocket Mortgage

Rocket Mortgage brand or platform, or the Rocket Mortgage business, as the context allows. Quicken Loans, LLC, changed its name to "Rocket Mortgage, LLC", effective as of July 31, 2021

Team Members

Employees of the Company

Voting Limitation

A provision in our certificate of incorporation that provides that, at any time when the aggregate voting power of the RHI Securities would be equal to or greater than 79% of the total voting power of our outstanding stock, the number of votes per share of each RHI Security will be reduced such that the aggregate voting power of all of the RHI Securities is equal to 79%

Proxy Summary

This proxy summary highlights information regarding Rocket Companies, Inc. and certain information included elsewhere in this proxy statement. You should read the entire proxy statement before voting. You should also review our 2021 annual report to stockholders for detailed information regarding the 2021 financial and operating performance of Rocket Companies, Inc., including the audited financial statements and related notes included in the report.

2022 ANNUAL MEETING OF STOCKHOLDERS

 **Meeting Date:**
Wednesday, June 15, 2022

 **Time:**
1:00 p.m. Eastern Daylight Time

 **Location (Virtual Only):**
www.virtualshareholdermeeting.com/RKT2022

 **Record Date:**
Monday, April 18, 2022

Please Vote Today

Your vote is important. Whether or not you plan to virtually attend the annual meeting, we urge you to vote promptly. Please carefully review the proxy materials and follow the instructions below to cast your vote on all of the proposals.

Voting Methods In Advance Of 2022 Annual Meeting

Even if you plan to attend the annual meeting, please vote in advance. Make sure to have your proxy card, voting instruction card or Notice of Internet Availability of Proxy Materials and follow the instructions.

 ***Online*** – Go to www.proxyvote.com: You can use the internet 24 hours a day to transmit your voting instructions.

 ***By Phone*** – Call 1-800-690-6903:
You can use any touch-tone telephone.

 ***By Mail*** – If you received a printed copy of the proxy materials, complete, sign and return your proxy card or voting instruction card in the enclosed envelope (to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717).



Proposals, Board Recommendations And Required Vote

PROPOSAL 1
Election Of Class II Directors

Board Recommendation: FOR each nominee
Required Vote: Plurality of the votes cast

PROPOSAL 2
Ratification Of Appointment of Ernst & Young LLP As Our Independent Registered Public Accounting Firm For 2022

Board Recommendation: FOR
Required Vote: Majority of the voting power of shares of stock present and entitled to vote

PROPOSAL 3
Approval Of Amendment To The Employee Stock Purchase Plan

Board Recommendation: FOR
Required Vote: Majority of the voting power of shares of stock present and entitled to vote



Questions And Answers About The 2022 Annual Meeting

Please see *"Questions And Answers About The Proxy Materials And 2022 Annual Meeting"* for important information about the annual meeting, virtual meeting format, proxy materials, voting, Company documents, communications, deadlines to submit stockholder proposals and other pertinent information.



ABOUT ROCKET COMPANIES

Business Overview

We are a Detroit–based FinTech holding company consisting of tech-driven real estate, mortgage and eCommerce businesses. We are committed to providing an industry-leading client experience powered by our platform. In addition to Rocket Mortgage, the nation's largest mortgage lender, we have expanded into complementary industries, such as real estate services, personal lending, auto sales, solar, and personal finance where we seek to deliver innovative client solutions leveraging our Rocket platform.

Rocket made significant accomplishments in 2021 as we continued to execute on our mission to remove friction from life's complex moments. Rocket Mortgage had its best year ever in overall origination, with $351 billion in originations, while also setting a new record in home purchase volume. We expanded the Rocket platform with the strategic addition of Truebill, broadening the services we offer to help clients manage their entire financial lives.

Our shares of Class A common stock are listed on the New York Stock Exchange ("NYSE") under the symbol "RKT."

RHI, Our Principal Stockholder

In addition to being our principal stockholder, RHI is the majority stockholder of several other businesses, including a technology services provider (Detroit Labs) and the preeminent online dictionary (Dictionary.com). For more information on RHI, see "*Certain Relationships and Related Person Transactions*."

Dan Gilbert is the majority stockholder of RHI and serves as the chairman of RHI's board of directors. Dan is passionate about building great American cities and has invested billions of dollars into properties and community programming in Detroit and Cleveland. Dan is also the majority shareholder of the Cleveland Cavaliers of the National Basketball Association, the majority shareholder and founder of the real estate investment firm Bedrock Management Services LLC ("Bedrock") and the largest shareholder and founder of the unicorn online startup StockX.



2021 Company Performance Highlights

RECORD YEAR FOR OVERALL MORTGAGE ORIGINATION



2021 — **$351B**
2020 — **$320B**
10% GROWTH

ROCKET HOMES RECORD YEAR FOR TRANSACTIONS



2021 — **33.1K**
2020 — **27.4K**
21% GROWTH

$8B Total Transaction Value
(2021)

ROBUST, GROWING SERVICING PORTFOLIO

$552B
Unpaid Principal Balance

$1.4B
Annualized Recurring Cash Revenue

2.6M
Servicing Clients

91%
Net Client Retention Rate

BEST-IN-CLASS CAPITAL RETURN



$4.5B Returned To Shareholders Since IPO



Top 10% Of ALL S&P 500 And Companies Listed Since 2020
(Ranked By Capital Return)



$1.01 Special Dividend Announced And Subsequently Paid Out



CLASS II DIRECTOR NOMINEES FOR THREE-YEAR TERMS

Upon the unanimous recommendation of our Nominating and Governance Committee, our Board has unanimously nominated and recommends a vote FOR each of the following nominees for election as Class II directors to serve for a three-year term and until a successor has been duly elected and qualified, or until such director's earlier resignation, retirement or other termination of service.

DAN GILBERT • *Chairman*



Age: 60
Director Since*: March 2020
Independent: No
Committee(s): Compensation; Nominating and Governance
Primary Occupation: Founder and Chairman of the Company
Other Public Company Boards: None

NANCY TELLEM



Age: 69
Director Since: August 2020
Independent: Yes
Committee(s): Audit and Compensation
Primary Occupation: Executive Chairperson of Eko
Other Public Company Boards: Nielsen Holdings (NYSE: NLSN); Gores Guggenheim, Inc. (NASDAQ: GGPI); UTA Acquisition Corporation (NASDAQ: UTAA)

* Our Board was formed in March 2020 in preparation for the IPO.



A HIGHLY DIVERSE AND SKILLED BOARD

We believe that our diverse Board has an appropriate mix of skills, expertise and experience to oversee critical matters of the Company and to represent the interests of our stockholders.



57% DIVERSE
The majority of our board is diverse in terms of gender and ethnicity.



43% FEMALE



29% ETHNICALLY DIVERSE



61 YEARS AVERAGE AGE



Senior Leadership Experience — 7/7 · 100%



Innovation and Technology Experience — 5/7 · 71%



Entrepreneurship and Strategic Thinking — 6/7 · 85%



Client Experience — 7/7 · 100%



Public Company Board Experience — 3/7 · 43%



Industry Experience — 4/7 · 57%



Accounting Experience — 4/7 · 57%



Finance and Investment Experience — 5/7 · 71%

EXECUTIVE COMPENSATION

Key elements of our 2021 compensation program for named executive officers are set forth below.

Compensation Element	Brief Description	Objectives
Base Salary	Fixed cash compensation	Attract and retain key executives
Annual Discretionary Cash Bonus	Earned based on an assessment of individual and Company performance	Retain and motivate executives, and reward achievement of short-term objectives

Key decisions related to the 2021 compensation of our named executive officers are set forth below, which were impacted by the significant executive compensation changes and equity awards in 2020 in recognition of prior achievements as well as retention and motivation objectives following the August 2020 IPO.



Maintained 2020 base salaries



Generally maintained target bonuses

Payment of annual discretionary cash bonuses **at 100% of target**



No equity awards in 2021 due to significant IPO equity awards in 2020

In 2020, the IPO equity awards consisted of restricted stock units (RSUs) (75% grant value) and stock options (25% of grant value). In 2022, our Compensation Committee approved the award of RSUs to each of our named executive officers that vest in equal installments on each of the first three anniversaries of the grant date.

Key elements of our compensation governance for our named executive officers are set forth below.

WHAT WE DO

✓ Use of peer group and benchmarking in making compensation determinations

✓ Active engagement from an independent compensation consultant

✓ Robust stock ownership guidelines

✓ Compensation Committee oversight to confirm no undue risk in compensation programs

✓ Clawback policy for financial restatements

✓ Limited use of perquisites

✓ Say-on-pay vote every three years, aligned with stockholder approval of frequency of say-on-pay vote in 2021

WHAT WE DON'T DO

✗ No guaranteed bonuses or equity awards, or discounted stock options

✗ No defined benefit, supplemental executive retirement or nonqualified deferred compensation plans

✗ No guaranteed severance, except acceleration of equity awards upon death, disability or a change of control (upon termination or if awards are not assumed)



CORPORATE GOVERNANCE HIGHLIGHTS – REASONABLE GOVERNANCE WITH A CONTROLLING STOCKHOLDER

Key elements of our governance are set forth below.

Executive sessions of non–management directors and at least an annual executive session of independent directors	Focus on executive officer succession planning
Annual Board and Committee self–evaluations	Director onboarding program and continuing director education
Strong Board diversity	Annual review of Committee charters and key governance policies
Detailed strategy and risk oversight by Board and Committees	Taking action to foster a diverse and inclusive workplace
No director overboarding	Focus on company culture grounded in our ISMs
Significant and frequent stockholder engagement	

SUSTAINABILITY

As part of our ongoing evolution and focus on the elements of sustainability, human capital management, social responsibility and governance, we enhanced our efforts in 2022 by formally engaging with our Board on these important topics and expect to review and discuss such matters on a periodic basis. We are also continuing to evaluate and implement our fundamental values around these matters into our everyday business operations and strategic decisions.

We are committed to releasing our first ESG report in 2022. We are excited to share our journey with you, including our focus areas in 2021 and ongoing initiatives.

HUMAN CAPITAL MANAGEMENT

Being All-In

Rocket Companies invests for the long term and places tremendous value in supporting our team members, clients and hometowns. Dan Gilbert, our founder and Chairman, purposefully created a strong cultural foundation of core principles, or "ISMs", as a cultural operating system to guide decision making by all of our team members. These ISMs are our DNA, compass and foundation. At the heart of the ISMs is a simple, yet powerful, concept: "Love our team members. Love our clients." Our team members put the ISMs into action every day. The result is an empowered and passionate team aligned in a common mission. Based on 2021 employee survey results, over 90% of our approximately 26,000 team members surveyed stated that they are proud to work for the Company.

Team Member Support And Engagement

During 2021, the Company introduced a hybrid work model allowing the majority of team members to work a flexible schedule between work and home. We believe this change to a hybrid work model will promote a healthier work and home life balance for our team members as well as nurture the culture and collaboration that are core to who we are.

Diversity, Equity And Inclusion – DEI In Our DNA

Our Diversity, Equity and Inclusion (DEI) mission is weaving DEI into our DNA with an intentional commitment to fostering an inclusive environment built on open doors, open minds and an open culture rooted in trust. DEI is at the heart of our values and sustainability. We are aware of the positive impact that diversity has on our businesses, and we know that there is more for us to do.

INDEX OF FREQUENTLY REQUESTED INFORMATION

ADDITIONAL RESOURCES

Annual Meeting

Proxy Statement.
Annual Report.
Voting Website.

www.proxyvote.com

Board and Management

Board of Directors. https://www.rocketcompanies.com/our-team/board-of-directors/
Management. https://www.rocketcompanies.com/our-team/leadership/

Governance Documents

Code of Conduct and Ethics.
Corporate Governance Guidelines.
Committee Charters.

ir.rocketcompanies.com/governance/governance-documents

Other

Investor Relations. ir.rocketcompanies.com
Diversity, Equity & Inclusion. https://www.rocketcompanies.com/our-team/diversity-equity-and-inclusion/

Proposal No. 1—Election Of Class II Directors

Upon the unanimous recommendation of our Nominating and Governance Committee, our Board has unanimously nominated Dan Gilbert and Nancy Tellem for election as Class II directors at the annual meeting for new three-year terms, each to serve until the 2025 annual meeting of stockholders and until a successor has been duly elected and qualified, or until such director's earlier resignation, retirement or other termination of service.

OUR BOARD

In accordance with our certificate of incorporation and bylaws, the number of directors on our Board will be determined from time to time by our Board. Our certificate of incorporation provides that our Board is divided into three classes of directors, with staggered three-year terms. Approximately one-third of our Board will be elected each year.

Information regarding each director nominee and continuing director is set forth below as of the record date. As detailed further in this proxy statement, our Board, including the two director nominees, reflects a broad array of knowledge, experience, skills, backgrounds and other attributes, including diversity.

CLASS II	CLASS III	CLASS I
Terms Expiring In 2022	*Terms Expiring In 2023*	*Terms Expiring In 2024*

 **Dan Gilbert** (Chairman of our Board)

 **Matthew Rizik**

 **Jay Farner** (Vice Chairman of our Board)

 **Nancy Tellem**

 **Suzanne Shank**

 **Jennifer Gilbert**

 **Jonathan Mariner**

Three Skilled And Experienced Independent Directors Appointed In 2020

Our Board seeks to include directors with diverse attributes and backgrounds and qualifications, skills and experience relevant to the Company's business. We expanded our Board in 2020 in connection with our IPO to include three highly-qualified independent directors, who enhance our Board with extensive public company experience, independent judgment and diverse perspectives. Specifically, in August 2020, our Board unanimously appointed Suzanne Shank and Nancy Tellem as the first two independent directors of the Board. In November 2020, upon the unanimous recommendation of our Nominating and Governance Committee, our Board unanimously appointed Jonathan Mariner as our third independent director.

Voting Considerations

The individuals named as proxies in the form of proxy solicited by our Board intend to vote the represented shares for such nominees, unless otherwise instructed on the form of proxy. The individuals named as proxies cannot vote for more than two nominees for election as directors at the 2022 annual meeting.

Each of the nominees has consented to be named in this proxy statement and to serve if elected. If one or more of the nominees confirm before the election that they are unable to or will not serve, the proxy holders will vote the proxies for any remaining Board nominee and for any substitute nominee nominated by our Board. Alternatively, our Board may reduce the size of our Board and, therefore, the number of directors to be elected. If any substitute nominee is designated, we will file amended proxy materials that, as applicable, identifies any substitute nominee, discloses that such nominee has consented to being named in the revised proxy statement and to serve if elected, and includes certain biographical and other information about such nominee required by the rules of the SEC.



Our Board recommends that you vote FOR the election of each of the Class II director nominees.

Board Matters

DIRECTOR NOMINATIONS AND APPOINTMENTS

Our Nominating and Governance Committee is responsible for recommending director candidates to the Board, including reviewing current directors for re-nomination. Our Board seeks members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. In assessing director candidates to fulfill the foregoing, our Nominating and Governance Committee considers those factors it deems appropriate in the context of the needs of the Company and the overall composition of our Board. These factors include the individual's age, skills, diversity of experience and other background (including gender and race/ethnicity), demonstrated leadership, the ability to exercise sound judgment and, as applicable, independence. Our Board, taking into account the recommendations of our Nominating and Governance Committee, selects nominees for election as directors at each annual meeting of stockholders. Our Nominating and Governance Committee and Board evaluate candidates to fill any vacancies during the year on a similar basis.

Our Nominating and Governance Committee considers candidates for our Board from any reasonable source, including recommendations from our existing directors, management, stockholders and any third-party search firms engaged, and does not evaluate candidates differently based on the source of the recommendation. Our Nominating and Governance Committee's charter provides it with the authority to retain and terminate search firms to identify director candidates, consultants and any other advisors to assist it in carrying out its duties.

Stockholders may recommend director candidates for consideration by our Nominating and Governance Committee by giving written notice of the recommendation to the Chair of our Nominating and Governance Committee, in care of the Company, at the Company's principal executive offices at 1050 Woodward Avenue, Detroit, MI 48226.

Director Qualifications – A Balanced, Skilled Board Serving The Long-Term Interests Of The Company And Its Stockholders

Our Nominating and Governance Committee believes that all members of our Board should possess all of the following personal characteristics:

- Integrity: Directors should demonstrate high ethical standards and integrity in their personal and professional dealings;
- Accountability: Directors should be accountable for their decisions as directors;
- Judgment: Directors should possess the ability to provide wise and thoughtful counsel on a broad range of issues;
- Responsibility: Directors should interact with each other in a manner which encourages responsible, open, challenging and inspired discussion; and
- High Performance Standards: Directors should have a history of achievements that reflects high standards for themselves and others.

The Company believes that each of the directors has a reputation for strong character and integrity and that our directors have worked cohesively and constructively with each other and with management of the Company. The directors further have each demonstrated business acumen and an ability to exercise sound judgment.

Our Board also reflects a broad array of knowledge, experience, skills, backgrounds and other attributes, including diversity, as described under "*Proxy Summary—A Highly Diverse and Skilled Board.*"



No Director Overboarding

All of our directors are in compliance with the overboarding restrictions in our Corporate Governance Guidelines, which provides that no director should serve on more than three other public company boards, no member of our Audit Committee should serve on more than two other public company audit committees and no director who is the Chief Executive Officer of another public company should serve on more than two other public company boards, aside from the board of his or her own company.

Director Independence And Impact Of Controlled Company Status

Our shares of Class A common stock are listed on the NYSE. As RHI controls more than 50% of our combined voting power, we are considered a controlled company for the purposes of the rules and corporate governance standards of the NYSE. As a controlled company, we will continue not to comply with certain corporate governance requirements, including (1) that our Board have a majority of independent directors, (2) that we establish a compensation committee composed entirely of independent directors and (3) that we have a nominating and governance committee comprised entirely of independent directors, or otherwise ensure that the nominees for directors are determined or recommended to our Board by the independent members of our Board. However, we are subject to and comply with the requirement that we have an audit committee composed entirely of independent members. If at any time we cease to be a controlled company under the rules of the NYSE, our Board will take all action necessary to comply with the applicable rules of the NYSE, including appointing a majority of independent directors to our Board and establishing certain committees composed entirely of independent directors, subject to a permitted phase-in period.

Our Board recently undertook its annual review of director independence in accordance with the applicable rules of the NYSE. The independence rules include a series of objective tests, including that the director is not employed by us and has not engaged in various types of business dealings with us. In addition, our Board must make a subjective determination as to each independent director that no relationship exists which, in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our Nominating and Governance Committee made recommendations to the Board based on its review and discussion of information provided by the directors and us regarding each director's business and personal activities as they may relate to us and our management.

Our Board has determined that each of Jonathan Mariner, Suzanne Shank and Nancy Tellem are independent directors as such term is defined by the applicable rules and regulations of the NYSE. In addition, after considering all of the relevant facts and circumstances, our Board has determined that each of: (1) Jonathan Mariner, Suzanne Shank and Nancy Tellem, for purposes of service on our Audit Committee, and (2) Nancy Tellem, for purposes of service on our Compensation Committee, qualifies as independent in accordance with the additional independence rules established by the SEC and the NYSE for such Committees.



DIRECTOR BACKGROUND AND QUALIFICATIONS

2022 Class II Director Nominees


Dan Gilbert




Chairman of the Board

Age: 60

Director and Chairman Since: March 2020

Chairman of Rocket Mortgage Since: 1985

Committee Memberships:
- Compensation
- Nominating and Governance

Dan Gilbert is the Chairman of our Board. Dan is the founder of Rocket Mortgage, where he has been the Chairman of the board of directors since 1985. He also served as the Chief Executive Officer of Rocket Mortgage from 1985 to 2002. Dan is the majority owner of RHI, and the Chairman of its board of directors, a position he has held since 2002; Dan also serves in officer and director roles for certain RHI affiliates. Dan is also the majority owner of the NBA Cleveland Cavaliers basketball team and the operator of the Rocket Mortgage Fieldhouse in Cleveland, Ohio. Furthermore, he is the Chairman of Rock Ventures LLC and majority shareholder and founder of the real estate investment firm Bedrock, which has invested and committed billions to acquiring and developing more than 100 properties, including new construction of ground up developments in downtown Detroit and Cleveland, and totaling more than 18 million square feet in Detroit's downtown urban core. In February 2016, Dan co-founded Detroit-based StockX, the world's first "stock market of things," combining the visible, liquid, anonymous, and transparent benefits of a stock market with the online consumer secondary market. Dan serves on the boards of the Cleveland Clinic and the Children's Tumor Foundation. In 2015, Dan and Jennifer Gilbert established the Gilbert Family Foundation and in 2017, formed NF Forward to fund cutting-edge research dedicated to finding a cure for neurofibromatosis (NF). Dan earned his bachelor's degree from Michigan State University and his law degree from Wayne State University.

As our founder and Chairman and a national leader in the mortgage industry, Dan has provided us with critical leadership during our entire 37-year history, including his service as Chief Executive Officer from 1985 until 2002. In that role, he pioneered the digitization of mortgages in America, revolutionized the mortgage industry, and created our ISMs as the guiding principles and philosophy for our team members, which continue to define our corporate culture as well as fundamental corporate strategies and innovation. Our Board also benefits from his in-depth industry knowledge and significant relationships with key business partners and national business leaders.

FAVORITE ISM: Always Raising Our Level Of Awareness.



Nancy Tellem



Director

Age: 69

Director Since: August 2020

Committee Memberships:
- Audit
- Compensation

Other Public Board Service (within last 5 years):
- Nielsen Holdings – 2019 to current (NYSE: NLSN)
- Gores Guggenheim, Inc. – 2021 to current (NASDAQ: GGPI)
- UTA Acquisition Corporation – 2021 to current (NASDAQ: UTAA)

Nancy Tellem is a member of our Board. Nancy is the Executive Chairperson of Eko, a media network that reimagines storytelling by using proprietary technology to create interactive stories that respond and leverage the interactive nature of today's media devices. Nancy has held this role since 2014. Nancy holds board and advisory positions at numerous digital and media-related companies, including Eko, Metro-Goldwyn-Mayer, Nielsen, League Apps, Struum and Basblue, and is a board member of Cranbrook Art Academy and Museum, the Detroit Symphony Orchestra and the Detroit Riverfront Conservancy. Nancy is also a director of Gores Guggenheim, Inc. and UTA Acquisition Corporation. Nancy has previously held executive positions at several leading entertainment companies, including Xbox Entertainment Studios, CBS, and Warner Brothers. Nancy earned a bachelor's degree from University of California, Berkeley, and a J.D. degree from UC Hastings College of the Law.

Having served in numerous executive leadership roles at prominent digital, entertainment and media-related companies, Nancy contributes to the Board her significant experience in business strategy, game-changing innovation and technology, insights on culture and branding, as well as accounting and finance expertise. Nancy also has public company board experience, from which she contributes significant knowledge on key oversight functions. The Board has determined that she qualifies as an audit committee financial expert under SEC rules.

FAVORITE ISM: Numbers And Money Follow; They Do Not Lead.

Class III Directors With Terms Expiring In 2023

Matthew Rizik



Director

Age: 67

Director Since: March 2020

Committee Memberships:
- Audit
- Compensation (Chair)
- Nominating and Governance (Chair)

Matthew Rizik is a member of our Board. Matthew is also a director of RHI. Matthew joined RHI in 2012 as the Chief Tax Officer and is currently Treasurer, Chief Financial Officer and Chief Tax Officer. Prior to joining RHI, Matthew was a tax partner with PricewaterhouseCoopers LLP in Detroit, where he had over 31 years of experience serving Fortune 500 public companies. Matthew currently serves as a board member of Rock Ventures LLC, Bedrock, Rocket Mortgage, the Cleveland Cavaliers, the Motown Museum Legacy Council, City Year, Gilbert Family Foundation, Rocket Giving Fund and NF Forward. Matthew earned a bachelor's degree in accounting and a master's degree in business administration from Michigan State University.

Matthew is qualified to serve as a member of our Board due to his significant senior leadership experience in the areas of accounting and tax. As Chief Financial Officer of RHI with prior experience serving prominent companies in the banking and mortgage industries, his significant knowledge and experience brings important perspective on our business strategy, operating structure, operations and general industry conditions.

FAVORITE ISM: You'll See It When You Believe It.

Suzanne Shank



Director

Age: 60

Director Since: August 2020

Committee Memberships:
- Audit

Other Public Board Service (within last 5 years):
- CMS Energy and Consumer's Energy – 2019 to current (NYSE: CMS)
- White Mountains Insurance Group Ltd. – 2021 to current (NYSE: WTM)
- American Virtual Cloud Technologies – 2017 to 2020 (Nasdaq: AVCT)

Suzanne Shank is a member of our Board. Suzanne is the President, CEO and co-founder of Siebert Williams Shank & Co., LLC, a full-service investment banking firm offering debt and equity origination services to a wide range of Fortune 500 companies and debt underwriting for municipal clients nationally. She has held this role since 2019. Previously, Suzanne was Chairperson and CEO of Siebert Cisneros Shank & Co., L.L.C., a firm which she co-founded in 1996. Suzanne currently serves as a board member of CMS Energy and Consumers Energy as well as White Mountains Insurance Group Ltd., and also serves on private company boards of the Kresge Foundation, the Skillman Foundation, the Detroit Regional Chamber (Executive Committee), Global Citizen, Invest Detroit, the Wharton Graduate Board of Trustees, Partnership for New York City, and the Spelman College Board of Trustees. She formerly served on the board of American Virtual Cloud Technologies, Inc., the board of SIFMA, the SEC's Fixed Income Market Structure Advisory Committee, the Municipal Securities Rulemaking Board and the Bipartisan Policy Center's CEO Council on Infrastructure. Suzanne earned a bachelor's degree in civil engineering from the Georgia Institute of Technology and a master's degree in business administration from the Wharton School, University of Pennsylvania.

Suzanne's senior leadership experience in the financial services industry is of particular importance to our Board given the Company's new public company status. Further, her experience as a current and former director of other public companies provides the Board with an important perspective on many fundamental areas of oversight, including governance, finance, accounting, stockholder engagement and risk management. The Board has determined that she qualifies as an audit committee financial expert under SEC rules.

FAVORITE ISM: Do The Right Thing.



Class I Directors With Terms Expiring In 2024


Jay Farner




Chief Executive Officer and Vice Chairman of our Board

Age: 49

Director Since: March 2020

Vice Chair Since: January 2021

Committee Memberships:
- Nominating and Governance

Jay Farner is our Chief Executive Officer and Vice Chairman of our Board. He also currently serves as the CEO of our subsidiary Rocket Central (previously Rock Central), a position he has held since January 2022. Prior to that, Jay was with Rocket Mortgage from 1996 until January 2022, and served as a senior leader since 1999. Immediately prior to his promotion to CEO of Rocket Mortgage in 2017, Jay served as President and Chief Marketing Officer of Rocket Mortgage. Jay also serves as Chief Executive Officer and Director of RHI, our principal stockholder, since 2017 and as a board member or officer of certain of its affiliates, including Rock Ventures. Jay serves as a board member of the Cleveland Cavaliers, Detroit Labs, LLC, Community Solutions, StockX, Bedrock Manufacturing, the Metropolitan Detroit YMCA, Bizdom Fund, the Rocket Giving Fund (where he also serves as President) and the Gilbert Family Foundation and a manager of Detroit Real Estate Holdings. Jay earned a bachelor's degree in finance from Michigan State University.

With over 26 years of experience with the Company and currently serving as our Chief Executive Officer, Jay has a unique perspective and understanding of our business, culture and history, having provided strong leadership for our Company through many economic cycles, internal and external growth and other key operational and strategic initiatives. His ongoing day-to-day leadership gives him critical insights into our operations, strategy and competition, and allows him to facilitate the Board's ability to perform its critical oversight function.

FAVORITE ISM: Every Client. Every Time. No Exceptions. No Excuses.

Jennifer Gilbert



Director

Age: 53

Director Since: March 2020

Jennifer Gilbert is a member of our Board. Jennifer is the wife of Dan Gilbert. Jennifer has been a director of RHI since 2019 and currently serves as a board member of Rock Ventures LLC and the Gilbert Family Foundation. With more than 20 years of experience in interior design, Jennifer Gilbert has evolved her expertise to serve as the Founder and Creative Director of Detroit-based POPHOUSE, a commercial design firm specializing in utilizing data and industry research to provide cutting-edge workplaces for clients across a broad spectrum of industries since 2013. Jennifer also founded Amber Engine in 2015, a Detroit-based home furnishings services and solutions technology company. Amber Engine's mission is to provide the most accurate, complete and timely record of product data for the $275 billion home furnishings industry through its easy-to-use, flexible and affordable cloud-based SaaS solutions. Amber Engine was sold to Material Bank in March 2022. Prior to Amber Engine, Jennifer founded Doodle Home, a digital platform for residential interior designers. Doodle Home was sold to Dering Hall in 2015. Jennifer is active with a number of non-profits focused on the arts, Jewish causes and finding a cure for neurofibromatosis (NF). She is President of NF Forward, Chair of the Cranbrook Academy of Art Board of Governors and serves on the board of the Detroit Institute of Arts. Jennifer founded the Detroit Art Collection to beautify and inspire public spaces and structures in downtown Detroit with sculptural and mixed media works from local, as well as national artists, galleries and dealers. Jennifer earned her Bachelor of Arts in Interior Design at Michigan State University.

As a founder of companies focused on delivering a strong client experience surrounding data, research and technology-driven solutions, Jennifer contributes to our Board her significant business and leadership experience in the areas of innovation and technology, entrepreneurship and strategic thinking and client experience. Further, her commitment to notable non-profit businesses serving key community needs provides her insight to the key drivers and importance of culture, sustainability and human capital.

FAVORITE ISM: Do The Right Thing.



Jonathan Mariner



Director

Age: 67

Director Since:
November 2020

Committee Memberships:
- Audit (Chair)

Other Public Board Service (within last 5 years):
- Tyson Foods, Inc. – 2019 to current (NYSE: TSN)
- Enjoy Technology, Inc. – 2020 to current (NASDAQ: ENJY)

Jonathan Mariner is a member of our Board. Jonathan has served as Chief Administrative Officer and a member of the board of directors for Enjoy Technology, Inc., an operator of mobile retail stores that consummated its initial public offering in 2021, since December 2020, having also served as Chief People Officer from December 2020 to January 2022. He also serves as the Founder and President of TaxDay, LLC, a mobile residency tax tracking application, since April 2016. He previously served as the Chief Investment Officer of Major League Baseball from 2015 to 2016 and as Chief Financial Officer from 2002 to 2014, and as Interim Head of Regional Sports Networks for The Walt Disney Company in 2019 prior to their sale to Sinclair Broadcasting. Prior to his position at Major League Baseball, he was the Chief Financial Officer for the Florida Marlins Baseball Club, Florida Panthers Hockey Club and Dolphins Stadium. He has served as a board member of Tyson Foods, Inc. since May 2019, McGraw–Hill Education since 2016 and IEX Group, Inc. since 2016 and various other private companies and organizations. He previously served as a board member of Ultimate Software Group Inc. and FM Global Insurance, Inc. Jonathan earned a bachelor's degree from the University of Virginia and a Master's degree in business administration from the Harvard Business School. He was previously a certified public accountant.

Through his numerous executive roles and as a former CPA, Jonathan contributes to our Board with significant leadership experience in finance, investments, human capital, compliance, accounting and strategy. Further, through his experience at Enjoy Technology and as founder of a software company, he also has experience in technology, client development and user experience, and industry disruptive innovation. Jonathan's ongoing service as a director of other public company Boards also provides critical knowledge on key oversight functions. The Board has determined that he qualifies as an audit committee financial expert under SEC rules, providing the basis for his critical leadership our Audit Committee Chair.

FAVORITE ISM: We'll Figure It Out.

OVERSIGHT BY OUR BOARD OF DIRECTORS

Our Board has general oversight responsibility for the business and affairs of the Company. The directors, in exercising their duties, represent and act on behalf of the stockholders. Our Board serves as the ultimate decision-making body of the Company, except for those matters reserved to (or shared with) our stockholders. Our Board is responsible for overseeing management, which is, in turn, responsible for the operations of the Company. Although our Board does not have responsibility for our day-to-day management, it stays regularly informed about our business and provides guidance to management through periodic meetings and other informal communications.

Our Board's primary areas of focus include strategy, finance and capital markets, leadership development and succession planning, risk management, corporate governance and compliance, as well as evaluating management and guiding changes as circumstances warrant. As described below, significant additional responsibilities are delegated to Committees, which report to our Board on their activities and actions on a regular basis. The Committees include our Audit Committee, Compensation Committee and Nominating and Governance Committee.

Board Leadership Structure – Balanced Leadership Among Founder And Controlling Stockholder, CEO And Empowered Independent Directors

Our Board operates under the leadership of our Chairman, Dan Gilbert. Our Board believes Dan is best suited to serve as Chairman and guide the strategic priorities of the Company in light of his substantial industry knowledge and experience as founder, current Chairman and former Chief Executive Officer of Rocket Mortgage, one of our key operating subsidiaries. In addition, Dan Gilbert and RHI, our principal stockholder, which is controlled by Dan Gilbert, hold all of our issued and outstanding Class D common stock and control 79% of the combined voting power of our common stock as of the record date. Accordingly, RHI and Dan Gilbert control our business, policies and affairs. RHI and Dan Gilbert also can control any action requiring the general approval of our stockholders, including the election of our Board, the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger or sale of substantially all of our assets. Our Chief Executive Officer, Jay Farner, serves as Vice Chairman of our Board and, in that role, handles the duties of the Chairman in Dan Gilbert's absence or at his request.

Our Board believes that the Company and its stockholders are best served by maintaining flexibility to have any director serve as Chairman or Vice Chairman and periodically evaluate whether to have an independent lead director. Our Board recognizes the increasing utilization of non-executive chairmen and independent lead directors in many public companies. However, our Board believes its current leadership structure is most appropriate for us as a controlled company and best serves the stockholders of the Company at this time. The Corporate Governance Guidelines require us to have an independent lead director if we are no longer a controlled company under the rules of the NYSE and the Chairman is not an independent director.

There is no "one size fits all" approach to ensuring independent leadership. Our Board believes that its three independent directors are deeply engaged and provide significant independent leadership and direction given their executive and Board experience. The independent directors are members of our Audit and Compensation Committees, which collectively oversee critical matters of the Company. When our non-management or independent directors meet in executive sessions, Jonathan Mariner generally presides over such sessions. The independent directors further have access to independent advisors as they deem appropriate. Management supports this oversight role through its tone-at-the-top and open communication.



Board Overlap With RHI

Jay Farner, our Chief Executive Officer, our other executive officers and the directors affiliated with RHI own equity interests in RHI. Furthermore, four members of our board of directors (Dan Gilbert, Jennifer Gilbert, Matthew Rizik and Jay Farner) continue to be directors of RHI and two members of our board of directors (Jay and Matthew) continue to be officers of RHI. The overlap and the ownership of RHI equity interests may lead to actual or apparent conflicts of interest with respect to matters involving or affecting the Company and the RHI Affiliated Entities. For example, there could be a conflict of interest if there are issues or disputes under the commercial arrangements that exist between us and the RHI Affiliated Entities or if we or one of the RHI Affiliated Entities look at acquisition or investment opportunities that may be suitable for both companies. See "*Certain Relationships and Related Person Transactions*" for more information on the transactions and relationships between the Company and the RHI Affiliated Entities and our policies concerning related person transactions.

Corporate Opportunity

Our certificate of incorporation provides that none of the RHI Affiliated Entities nor any officer, director, member, partner or team member of any RHI Affiliated Entity (each, an "RHI Party") has any duty to refrain from engaging in the same or similar business activities or lines of business, doing business with any of our clients or suppliers or employing or otherwise engaging or soliciting for employment any of our directors, officers or team members. None of our directors or officers will be liable to us or to any of our subsidiaries or stockholders for breach of any fiduciary or other duty under statutory or common law, as a director or officer or controlling stockholder or otherwise, by reason of any such activities, or for the presentation or direction to, or participation in, any such activities by any RHI Party.

In our certificate of incorporation, to the fullest extent permitted by applicable law, we renounce any interest or expectancy that we have in any business opportunity, transaction or other matter in which any RHI Party participates or desires or seeks to participate in. This applies even if the opportunity is one that we might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. To the fullest extent permitted by applicable law, each such RHI Party has no duty to communicate or offer such business opportunity to us. Further, each such RHI Party is not liable to us or any of our stockholders for breach of any fiduciary or other duty under statutory or common law, as a director or officer or controlling stockholder, or otherwise, by reason of the fact that such RHI Party pursues or acquires such business opportunity, directs such business opportunity to another person, or fails to present such business opportunity, or information regarding such business opportunity, to us.

The Exchange Agreement specifies that we will not amend the provisions of our certificate of incorporation renouncing corporate opportunities without the consent of RHI as long as RHI holds any Holdings Units. See "*Certain Relationships and Related Person Transactions – Related Person Transactions – Exchange Agreement.*"

Notwithstanding the above, our certificate of incorporation does not renounce any interest or expectancy we may have in any business opportunity, transaction or other matter that is offered to an RHI Party who is one of our directors or officers and who is offered such opportunity solely in his or her capacity as one of our directors or officers, as reasonably determined by such RHI Party.



Meetings Of Our Board And Committees

Our Board and Committees meet throughout the year at regularly scheduled meetings and informational sessions, and also hold special meetings and act by written consent as appropriate. The non–management directors hold executive sessions to meet without management present, generally at regularly scheduled Board meetings as well as other times that such directors deem necessary or appropriate. The independent directors meet in executive session at least once per year.

Meeting Attendance – 100% Participation. Directors are expected to attend the annual meeting of stockholders, Board meetings and meetings of Committees on which they serve. We permit participation by telephone or videoconference, which is deemed attendance for all meetings. All our current directors attended the 2021 annual meeting of stockholders.

Our Board met four times during 2021. In 2021, each of our directors attended 100% of the meetings of our Board and all Committees of our Board on which he or she served.

Three Core Standing Committees Of Our Board With Significant Responsibilities

Our Board has delegated various responsibilities and authority to Committees, which include our Audit Committee, Compensation Committee and Nominating and Governance Committee. Each Committee operates under a written charter approved by our Board, which is reviewed annually by the respective Committee and is available on the Governance tab of our investor relations website located at ir.rocketcompanies.com. The table below sets forth the current membership for our Committees and the number of meetings held by each Committee in 2021.

Director	Audit	Compensation	Nominating and Governance
Dan Gilbert *Chairman of the Board*		●	●
Jay Farner *Vice Chairman of the Board*			●
Jennifer Gilbert			
Jonathan Mariner	Chair		
Matthew Rizik		Chair	Chair
Suzanne Shank	●		
Nancy Tellem	●	●	

2021 MEETINGS	Audit: 10	Compensation: 2	Nominating And Governance: 2

Audit Committee

Our Audit Committee assists our Board by providing independent, objective oversight of our auditing, accounting and financial reporting activities, including to:

- Oversee the reliability and integrity of the Company's accounting policies, financial statements and other financial information provided by the Company to its stockholders, the general public, the SEC and the NYSE;

- Oversee the Company's compliance with legal matters and regulatory requirements, including monitoring related key governance policies;

- Review the qualifications, independence and performance of the Company's independent auditor, with direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditor, who reports directly to our Audit Committee;

- Oversee the performance of the Company's internal audit function, and the effectiveness of internal control over financial reporting and disclosure controls and procedures;

- Review and approve any related person transactions; and

- Review certain disclosures and proposals in any proxy statement related to Audit Committee matters, including review of its report furnished in this proxy statement.

Our Board has determined that each Audit Committee member has sufficient knowledge in reading and understanding financial statements to serve on our Audit Committee and is otherwise financially literate. Our Board has determined that each of Jonathan Mariner, Suzanne Shank and Nancy Tellem qualifies as an audit committee financial expert as such term is defined under the rules of the SEC.

In accordance with NYSE rules, an Audit Committee member may not simultaneously serve on more than two other audit committees of public companies unless the Board determines that such simultaneous service would not impair the ability of such person to effectively serve on our Audit Committee and discloses such determination. No Audit Committee member currently serves on more than two other audit committees of public companies.



Compensation Committee

Our Compensation Committee is responsible for the compensation of our executive officers, including our Chief Executive Officer, and for oversight of our incentive compensation, equity–based and pension plans. Our Compensation Committee may form and delegate authority to subcommittees from time to time as it sees fit.

The principal responsibilities of our Compensation Committee are to:

- Review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer, the evaluation of Chief Executive Officer performance in light of those goals and objectives and the determination and approval of Chief Executive Officer compensation based on this evaluation;

- Evaluate and determine the compensation of our other executive officers with input from the Chief Executive Officer;

- Review and make recommendations to our Board with respect to the Company's incentive compensation, equity–based and pension plans;

- Monitor compliance with stock ownership guidelines, and the review of any clawback provisions or policy;

- Review, at least annually, the relationship between risk management policies and practices, corporate strategy and our compensation programs for all team members; and

- Review certain compensation disclosures and proposals in any proxy statement or other SEC filing, including the review and discussion with management of our CD&A and recommending to our Board that such CD&A be disclosed in such proxy statement together with the report of our Compensation Committee.

Independent Compensation Consultant. Our Compensation Committee may retain or terminate, at its sole discretion, compensation consultants, independent legal counsel or other advisors to assist in its responsibilities. The Committee is directly responsible for overseeing the work of such advisors. Our Compensation Committee reviews the independence of such outside advisors and, with respect to its independent compensation consultant, any conflicts of interest raised by such work.

In November 2020, our Compensation Committee determined to engage Korn Ferry to assist our Compensation Committee and Nominating and Governance Committee with all matters related to executive officer and director compensation programs for 2021. Our Compensation Committee works with management to determine the consultant's responsibilities and direct its work product, although our Compensation Committee is responsible for the formal approval of the annual work plan. Korn Ferry reports to our Compensation Committee Chair, has direct access to Compensation Committee members, and periodically meets with members of our Compensation Committee.

At the request of our management, our Compensation Committee authorized Korn Ferry and its affiliates to perform other services, such as executive search, leadership and talent services, for the Company of up to $300,000 for November 30, 2020 to December 31, 2021. Our Compensation Committee has assessed the independence of Korn Ferry pursuant to applicable SEC and NYSE rules and concluded that Korn Ferry's work for our Compensation Committee did not raise any conflict of interest. This assessment included consideration of the services provided by Korn Ferry, the amount of fees received as a percentage of its revenue and its policies and procedures designed to prevent conflicts of interest.

See "*Compensation Discussion And Analysis*" for information regarding the role of our Compensation Committee, its compensation consultant and management related to the consideration and determination of named executive officer compensation in 2021.



Compensation Risk Analysis. With the assistance of Korn Ferry and management, our Compensation Committee reviewed our team member compensation policies, plans and practices to determine if they create incentives or otherwise encourage behavior that is reasonably likely to have a material adverse effect on us. Based on such review, our Compensation Committee concluded that there are no unmitigated risks created by our compensation policies, plans and practices that create incentives or encourage behavior that is reasonably likely to have a material adverse effect on the Company.

Clawback Guideline. If the Company must prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, the Company may seek recovery from executive officers, who served at any time during the performance period for such incentive-based compensation, of any erroneously awarded incentive-based compensation (i.e., the amount of incentive-based compensation received that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the accounting restatement, computed without regard to any taxes paid) received during the three completed fiscal years immediately preceding the date the Company is required to prepare such restatement and any transition period resulting from a change in the Company's fiscal year within or immediately following those three completed fiscal years. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Nominating And Governance Committee

Our Nominating and Governance Committee identifies and recommends director nominees to the Board for election, develops and recommends to our Board corporate governance guidelines and other key governance policies, and oversees Board and Committee evaluations and related activities conducted in response to such review.

Accordingly, the principal responsibilities of our Nominating and Governance Committee are to:

- Identify individuals qualified to become directors, consistent with the criteria approved by our Board and set forth in our policies, and recommend to our Board the director nominees for the next annual meeting of stockholders or to fill vacancies on our Board;

- Develop, review and assess the adequacy of our Corporate Governance Guidelines and other key governance policies;

- Review and make recommendations to our Board with respect to the size, composition and organization of our Board and Committees;

- Review and recommend to our Board for approval the compensation of directors who are not affiliated with the Company or RHI ("Non-Affiliated Directors");

- Oversee the annual evaluations of our Board and Committees, and the related activities resulting from such review;

- Assist our Board in determining the independence of the directors, to the extent such directors are required to be independent by the NYSE or other applicable regulatory requirements; and

- Review certain governance and director disclosures and proposals in any proxy statement or other SEC filing.

See "*– Director Qualifications*" for a description of the experience, mix of skills and other criteria that our Nominating and Governance Committee considers in the director nomination process. If a vacancy on the Board occurs, our Nominating and Governance Committee will seek individuals who satisfy similar criteria for appointment to the Board.

See "*Other Matters – Presentation Of Stockholder Proposals And Nominations At 2023 Annual Meeting*" for information regarding providing timely notice of stockholder proposals and director nominations. See our by-laws for additional information required to nominate candidates for election as directors or bring other business before an annual meeting.



Board And Committee Responsibilities For Risk Oversight

Our Board and Committees have a significant role in overseeing management's activities regarding risk identification, risk management and risk mitigation. While each Committee is responsible for oversight of certain relevant risks, our entire Board is regularly informed through Committee reports about any material risks. Our Board and Committees oversee the Company's risk management process and substantive risk matters primarily through the matters noted below.

Full Board	- Review of management's business plan, budget, strategic plans and business developments. - Address emerging issues and innovation. - Key strategic acquisitions, mergers and divestitures. - Oversight of management's response to crises, including our response to the COVID-19 pandemic and recent macroeconomic issues, and related reputational risks. - Oversight of human capital management, including corporate culture, diversity, equity and inclusion, and sustainability matters important to our stakeholders. - General oversight of stockholder engagement. - Succession planning for the CEO and other executive officers, as well as Board leadership. - Executive sessions consisting solely of the non-management and independent directors.
Audit	- Oversight of our major financial risk exposures (including liquidity, capital spending, credit, financings and, on a shared basis with the Board, ongoing litigation) and management's risk management policies. - Review of financial statements and SEC reports, including the adequacy of our internal control over financial reporting, disclosure controls and procedures, and any mitigating activities adopted in response to material weaknesses or significant control deficiencies. - Monitor legal matters and regulatory compliance including compliance with the Company's Code of Conduct and Ethics. - Regular oversight and consultations with the independent registered public accounting firm. - Direct oversight of the internal audit function. - Oversight of the whistleblower hotline processes for accounting and auditing matters. - Review and approval of related person transactions in accordance with our Related Person Transaction policy.
Compensation	- Review and approval of compensation, as well as severance, termination and change in control, policies and agreements for the executive officers. - Compare benchmarking and survey data to evaluate executive officer compensation programs. - Consider whether and how our executive compensation philosophy, policies and programs support our overall business strategy. - Review the material risks associated with our compensation structure, policies and programs for all team members to determine whether they encourage excessive risk-taking. - Evaluate compensation policies and practices to mitigate risk. - Direct oversight of stockholder engagement related to compensation matters.

Nominating And Governance	• Review of qualifications, expertise, experience and characteristics of Board members and oversight of director nominations and appointments. • Oversight of Board structure and composition, and review of director succession planning. • Leadership of management succession planning, including in the event of an unexpected occurrence. • Compare benchmarking and survey data to evaluate director compensation programs. • Review and approval of the Corporate Governance Guidelines and other key governance policies, and monitoring compliance. • Manage the evaluation process for our Board and Committees, and oversee activities resulting from such review.

Set forth below is additional information on certain key matters of risk oversight.

Human Capital Management	Our Board understands the importance of supporting our team members' growth and mobility within the organization and receives regular updates from leadership regarding our culture, DE&I strategic plan and team member engagement. Throughout the pandemic, our Board has considered the impact of COVID-19 on our team members and, through regular discussions with the Company's executives, has overseen the review and implementation of key measures taken in response, including our cleaning protocols, healthy workplace guidelines, preparedness and response plans and health screenings. During 2021, the Board oversaw our four phase return to work plan and introduction of a hybrid work model allowing the majority of team members to work a flexible schedule between work and home.
Market and Industry Trends	Our Board substantively engages with management on our strategic planning process as we navigate an evolving economic environment and assess our strategy in response to shifting industry trends. To this end, during 2021, our Board received quarterly updates regarding key trends impacting our business during the year, including the rising 10-year treasury yield and compressing primary-secondary mortgage interest rate spreads, and provided oversight and input on our operations and growth plan.
Cybersecurity Risk And Oversight	We prioritize digital safety for our clients, team members and stakeholders. We are dependent on information technology networks and systems, including the internet, to securely collect, process, transmit and store electronic information, and networks of third-party vendors that receive, process, retain and transmit electronic information on our behalf. Further, we are dependent on the secure, efficient and uninterrupted operation of our technology infrastructure, including computer systems, related software applications and data centers, as well as those of certain third parties and affiliates. This was especially applicable with our team members accessing our secure networks through their home networks during the shift we experienced to most team members working from home at the beginning of the COVID-19 pandemic and now as we follow our hybrid work model, which allows the majority of team members to work a flexible schedule between work and home. Our Board oversees our programs and risks related to cybersecurity, including receiving periodic management reports concerning cybersecurity and information security trends and regulatory updates, technology risks, the implications for our business strategy, audit and compliance, and risk mitigation programs.
Management Succession Planning	Our Nominating and Governance Committee oversees the Company's executive officer succession planning. Our Nominating and Governance Committee generally will discuss and recommend to our Board for approval a CEO and executive officer succession plan as well as an interim CEO succession plan in the event of an unexpected occurrence, which is intended to provide leadership continuity in the event of unexpected vacancies, including those from a major catastrophe. Our Nominating and Governance Committee reviews such matters and makes recommendations to the Board from time to time as appropriate.

TAILORED CORPORATE GOVERNANCE POLICIES TO ENSURE INTEGRITY AND ETHICAL CONDUCT

Our Board has adopted tailored governance practices appropriate given our status as a new public company and controlled company. Our policies align our corporate governance structure and our business strategy and culture, and enable our Board to effectively oversee our culture of compliance and rigorous risk management.

Copies of our Corporate Governance Guidelines and our Code of Conduct and Ethics are available under the Governance tab of our website at ir.rocketcompanies.com.

Code Of Conduct And Ethics – Establishing A "Tone At The Top" Of A Compliance Culture

Our Code of Conduct and Ethics applies to all of our directors, officers and team members and is intended to comply with the relevant listing requirements for a code of conduct as well as qualify as a code of ethics as defined by the rules of the SEC. The Code of Conduct and Ethics contains general guidelines for conducting our business consistent with high standards of business ethics. We intend to disclose future amendments to certain provisions of our Code of Conduct and Ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, and our directors, on our website at ir.rocketcompanies.com or in filings under the Exchange Act.

All new team members are provided access to our team member Guideposts, together with our Rocket Companies Code of Conduct and Ethics, on our company intranet site. Team members must acknowledge and confirm their review. In addition, all executive officers and other team members complete an online course addressing ethics, non–discrimination and non–harassment, cyber security, and other workplace expectations.

Corporate Governance Guidelines – Establishing Core Principles Of Governance

We believe that good corporate governance promotes the effective functioning of our Board and Committees and helps to ensure that the Company is managed for the long–term benefits of our stockholders. We regularly review and consider our corporate governance policies and practices, the SEC's corporate governance rules and regulations, and the corporate governance listing standards of the NYSE. Our Board has adopted our Corporate Governance Guidelines to provide a framework for the governance of the Company as a whole and describe the principles and practices that our Board follows in carrying out its responsibilities.

The Corporate Governance Guidelines are annually reviewed by our Nominating and Governance Committee to ensure that they effectively promote the best interests of both the Company and our stockholders and that they comply with all applicable laws, regulations and NYSE requirements. The Corporate Governance Guidelines address, among other things, the size, composition, structure and policies of our Board and Committees, the responsibilities and authority of our Chairman and lead director (if any), director qualification standards, expectations and responsibilities of directors, management succession planning and the evaluation of Board performance.



Insider Trading Policy – Addressing Pledging And Hedging Guidance

We believe it is improper and inappropriate for any person to engage in short-term or speculative transactions involving our securities. We prohibit or provide guidelines and limitations on our officers, directors and team members from engaging in any of the following activities with respect to our securities.

- Pledging/purchases of securities on margin. Although our officers, directors and team members may pledge our securities as security for margin accounts, such persons are responsible for ensuring that foreclosure on any such account would not violate our Insider Trading Policy and should be aware that sales of such securities could have securities law implications.

- Short sales. Our Insider Trading Policy prohibits all officers, directors and team members from selling Company securities they do not own and borrowing the shares to make delivery.

- Buying or selling puts, calls, options or other derivatives in respect of our securities. This prohibition extends to any instrument whose value is derived from the value of any of our securities.

- Hedging transactions. Although we discourage speculative hedging transactions, we permit long-term hedging transactions that are designed to protect an individual's investment in our securities. Any hedge must be for at least six months and relate to stock or options held by the individual. All such hedging transactions must be pre-cleared in accordance with the pre-clearance procedures described in our Insider Trading Policy.

Director Onboarding And Continuing Education – Connecting New Directors To The Company's Unique Culture And Business, And Maintaining Key Expertise In An Evolving Regulatory And Business Landscape

Our Nominating and Governance Committee oversees the Company's orientation programs for new directors and continuing education programs for existing directors. Each new director, upon joining our Board, is provided with an orientation session regarding our Board and the Company's operations. As part of this orientation, each new director has an opportunity to meet with members of senior management of the Company.

Directors are also provided with continuing education on various subjects that will assist them in discharging their duties. This may include presentations by Company management or our Board's advisors on the Company's business, compliance efforts, applicable legal, regulatory or other developments or other matters deemed appropriate by our Board or Nominating and Governance Committee.

Board and Committee Evaluations

In the spirit of obsessed with finding a better way, Board and committee evaluations play an important role in supporting the effective functioning of our Board. Through an evaluation process led by our Nominating and Governance Committee, our directors review where they believe our Board functions effectively and, importantly, areas where our Board thinks there may be opportunities for improvement. The evaluation process covers topics including composition and structure, role and effectiveness, fulfillment of fiduciary duties, meetings and materials, and interaction with leadership.



1. PROCESS APPROVAL: The Nominating And Governance Committee reviews and approves the self-evaluation process.

2. SELF-EVALUATION QUESTIONNAIRES AND OPTIONAL INTERVIEW: Directors provide feedback on the Board and each Committee through written questionnaires or interviews conducted by outside counsel.



3. RESULTS ANALYZED: Results of the self-evaluation are analyzed and aggregated by outside counsel to maintain confidentiality. The results are shared with our General Counsel.

4. COMMITTEE CHAIR REVIEW: The General Counsel reviews the self-evaluation results with the Chair of the Nominating And Governance Committee and discusses key themes and potential enhancements. The Chair presents the results to the Nominating And Governance Committee.





5. DISTRIBUTION TO COMMITTEE CHAIRS: The General Counsel distributes the results to the Chairs of each Committee.



6. SUMMARY OF RESULTS: Summary of Board and Committee self-evaluation results presented to full Board by the Chair of the Nominating And Governance Committee.

7. FEEDBACK INCORPORATED: Policies and practices enhanced as a result of the annual self-evaluation and ongoing feedback.



At Rocket, the inches we need are everywhere around us. Our directors convey feedback throughout the year in a continuous effort to improve board practices.



HUMAN CAPITAL MANAGEMENT

Being All-In

Rocket Companies invests for the long term and places tremendous value in supporting our team members, clients and hometowns. Dan Gilbert, our founder and Chairman, purposefully created a strong cultural foundation of core principles, or "ISMs", as a cultural operating system to guide decision making by all of our team members. These ISMs are our DNA, compass and foundation. At the heart of the ISMs is a simple, yet powerful, concept: "Love our team members. Love our clients." Our team members put the ISMs into action every day. The result is an empowered and passionate team aligned in a common mission. As of December 31, 2021, we had approximately 26,000 team members all of whom are based in the United States and Canada.

As part of our 'ALL IN' talent management strategy, we provide tools and resources to our team members that enable them to reach their full potential, build their own career paths, enhance their well-being and support their financial goals. Our team members have access to training and mentorship opportunities, specialized leadership programs and a variety of educational programs through ROCK Academy. The Company supports team member growth and mobility within the organization through the Company's THRIVE program. The THRIVE team works closely with team members to help them find an open role that aligns with their passion, skill set and career growth. In the year ended December 31, 2021, approximately 1,900 team members transferred to new roles within the organization. To understand and improve team member retention and engagement, the Company surveys team members with the assistance of third-party consultants. In 2021, approximately 83% of our team members completed the engagement survey. Based on these results, over 90% of our team members surveyed stated that they are proud to work for the Company.

Team Member Support And Engagement

During 2021, the Company introduced a hybrid work model allowing the majority of team members to work a flexible schedule between work and home. We believe this change to a hybrid work model will promote a healthier work and home life balance for our team members as well as nurture the culture and collaboration that are core to who we are. In connection with the hybrid work model, we have enhanced our cleaning protocols, healthy workplace guidelines, preparedness and response plans and health screenings. We provide a variety of resources focused on supporting our team member's physical, mental and emotional health to help improve their quality of life. For example, every month, our TotalYou Wellness team provides web-based presentations that cover topics including exercise, finances, family life and nutrition. Additionally, our Team Member Resource Networks ("TMRN"), our version of Employee Resource groups, currently have over 6,500 members across 13 different TMRNs. Our TMRNs offer an opportunity for team members to drive an inclusive culture, gain leadership experience and tie threads across companies. TMRNs serve as a source of engagement and belonging, particularly in this hybrid environment. Based on engagement survey results, over 94% of our team members feel the work they do has an impact on our Company's success.

Diversity, Equity And Inclusion – DEI In Our DNA

Our Diversity, Equity and Inclusion (DEI) mission is weaving DEI into our DNA with an intentional commitment to fostering an inclusive environment built on open doors, open minds and an open culture rooted in trust. DEI is at the heart of our values and sustainability. We are aware of the positive impact that diversity has on our businesses, and we know that there is more for us to do. Our vision leverages our For More Than Profit philosophy and culture to impact the outcome on race, engagement with law enforcement, equity and inclusion. Our DEI strategic efforts continue to focus on Talent, Culture, Community and Marketplace.



DEI STRATEGIC SUCCESS METRICS FOR 2022



Talent
Establish accountability metrics for equitable leadership promotions.



Culture
Increase our internal survey results for engagement and inclusion indices.



Marketplace
Increase our overall spend with diverse vendors and launch Tier 2 diverse spend reporting.

In 2021, from a Talent standpoint, we exceeded our goal to hire 10% of our interns from HBCUs and enhanced and implemented our new hiring process to ensure we are inclusive in our hiring practices. We continued to focus on our culture by establishing clear expectations, responsibilities and tools for our team members and leaders to implement DEI initiatives within their teams. As far as vendor diversity, we categorize our expenditures with diverse vendors as Tier 1 spend, which is spend with diverse vendors who contract directly with the Company or Tier 2 spend, which is spend with diverse vendors who serve as subcontractors. In our Tier 1 category, we spent approximately $80 million with diverse vendors. In addition, we have implemented an internal diverse vendor database to enhance our efforts of procuring locally and with diverse vendors. We leveraged our position as the nation's largest retail mortgage lender to bridge the racial homeownership gap by increasing our annual purchased closed loans in majority-minority communities. In terms of culture, Rocket Mortgage was ranked #3 on Forbes magazine's list of America's Best Employers for Diversity in 2021. Companies cannot apply to be on the list or provide information to be considered, instead, data is independently collected from employees across the country. The final list ranks the 500 employers that not only received the most recommendations, but also include the most diverse boards and executive ranks and the most proactive diversity and inclusion initiatives. These are a few highlights of the goals we accomplished in 2021 and we will continue to focus our efforts in these areas in 2022 with an emphasis on making Rocket Companies the best place to work in America.





26,000
Team Members



90%
of team members are proud to work for the Company



94%
feel the work they do has an impact on our Company's success



92%
support the Company's community impact

We also actively provide and promote opportunities for our team members to share their voice and engage with our community. Based on engagement survey results, approximately 92% of our team members support the various ways the Company contributes to the community.



Stockholder Engagement

In our first full year as a public company, Rocket has established an investor relations program that maintains an ongoing, proactive outreach effort with our stockholders. Throughout the year, members of our Investor Relations team and leaders of our business engage with our shareholders to seek their input, to remain well-informed regarding their perspectives and help increase their understanding of our business and industry. The feedback received from our stakeholder outreach efforts is communicated to and considered by the Board, and our engagement activities have produced valuable feedback that helps inform our decision and our strategy, where appropriate.

2021 ENGAGEMENTS:



Met With Holders Of 74% Of Our Stock Held By Actively Managed Institutional Investors*



Attended 8 Investor Conferences



Met With Over 120 Investors



Met With Stockholders And Other Interested Parties Virtually And In Person

WHO WE ENGAGE WITH:

- Institutional Stockholders
- Retail Stockholders
- Bond Investors
- Equity And Debt Research Analysts
- ESG Ratings Firms

HOW WE COMMUNICATE:

- Annual Report
- SEC Filings
- Proxy Statement
- Press Releases
- Investor Relations Website

HOW WE ENGAGE:

- Quarterly Earnings Calls
- Investor Conferences
- Annual Stockholder Meeting
- Stockholder Outreach Program

---

*   *Includes investors required to report their ownership of our Class A common stock on Form 13F as December 31, 2021, and excludes passively managed funds.*

COMMUNICATIONS WITH OUR BOARD

Our Board welcomes engagement with our stockholders. If you want to communicate with the non-management members of our Board of Directors, you should send a letter to any such director at 1050 Woodward Avenue, Detroit MI 48226 or to the e-mail address independentdirectors@rocketcompanies.com. The Corporate Secretary may sort or summarize the communications as appropriate. Communications that are commercial solicitations, customer complaints, incoherent or inappropriate will not be communicated to the non-management members of our Board.

To submit concerns regarding accounting, internal accounting controls or auditing matters, you may also call: 1-844-907-2291. Team members may submit such concerns on a confidential or anonymous basis. Communications made through the confidential hotline will be reviewed by our Audit Committee in accordance with its procedures.



COMPENSATION OF NON-AFFILIATED DIRECTORS

2021 Compensation Program – Responsible Benchmarked Pay And Strong Alignment With Stockholders

In connection with our IPO, we established a Non–Affiliated Director compensation policy as follows:

- An annual cash retainer fee of $50,000;

- A cash meeting fee of $3,000 per meeting; and

- An annual RSU award with a grant date fair value of $200,000.

Each director is reimbursed for reasonable business expenses incurred by such director in connection with his or her services. Affiliated directors, or directors who are employees or executives of the Company, or who provide services to RHI or any of its subsidiaries, do not receive compensation for their services as directors of the Company.

Utilization Of Peer Group Benchmarking. In setting Non–Affiliated Director compensation, our Board utilized benchmarking with the same peer group used in 2020 for named executive officer compensation, general industry survey data and related information from Korn Ferry. Our Board targeted equity compensation around the 50th percentile of the peer group. Our Board set the annual cash retainer below the 25th percentile of its peers and determined to pay additional meeting fees. Our Board believed this was appropriate since it expects to have four or fewer Non–Affiliated Directors, which may result in each Non–Affiliated Director being a member of multiple Committees and requiring a significant time commitment. Given the timing of establishing the initial policy, no further benchmarking was done for purposes of evaluating the 2021 compensation program for Non–Affiliated Directors.

Annual Cash Retainer And Meeting Fees. The cash retainer and meeting fees are paid quarterly in arrears.

Annual RSU Award. The annual RSU award is granted on the date of each annual meeting of stockholders and will vest in full on the first anniversary of the grant date. Each Non–Affiliated Director serving in 2020 (as of the IPO or upon later appointment) received the full annual RSU award. However, on the date of the 2021 annual meeting, each Non–Affiliated Director received a prorated amount to reflect the period of time between the effective date of our IPO (or later appointment) and such annual meeting. In future years, each elected or continuing Non–Affiliated Director as of the applicable annual meeting will receive the full annual RSU award on such date.

In the event of a Change in Control (as defined below), any unvested RSU awards will become immediately vested and settled if either (a) the director will not continue as a member of our Board of the Company, acquirer or surviving company as applicable or (b) if the RSU awards are not continued or assumed. The RSU awards also provide for immediate vesting of the unvested portion of the RSU award at the time of termination of service due to death or disability. In the event of a director's termination of service at any time prior to the vesting date, other than due to death or disability or in connection with a Change in Control, all unvested RSUs will be canceled and forfeited.

Non–Affiliated Director Compensation Limitation. Our stockholder–approved 2020 Omnibus Incentive Plan provides that the maximum grant date fair value of awards to a Non–Affiliated Director in any single fiscal year, taken together with any cash fees paid to such director during the fiscal year, will be $750,000.

Robust Stock Ownership Guidelines For Non–Affiliated Directors. In March 2021, we adopted stock ownership guidelines to further future alignment of the long-term interests of our executive officers and Non–Affiliated Directors with those of our stockholders. Our stock ownership guidelines generally require that our Non–Affiliated Directors own shares of our common stock having an aggregate value



equal to five times the Non–Affiliated Director's annual cash retainer. Shares that count for purposes of ownership under the stock ownership guidelines include vested shares or units. Generally, each Non–Affiliated Director will have five years from the date he or she becomes subject to the guidelines to achieve compliance.

2021 Director Compensation Table

The table below sets forth the compensation of our directors in 2021, excluding Jay Farner whose compensation is covered in the Summary Compensation Table For 2021, 2020 And 2019. Equity award amounts are based on grant date fair values and do not represent the actual value that will be received by each individual from the awards.

Name	Fees Earned Or Paid In Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)	Total ($)
Dan Gilbert	—	—	—	—
Jennifer Gilbert	—	—	—	—
Jonathan Mariner	92,000	109,584	—	201,584
Matthew Rizik[3]	—	—	346,000	346,000
Suzanne Shank	92,000	160,552	—	252,552
Nancy Tellem	98,000	160,552	—	258,552

(1) *Reflects annual cash retainer and meeting fees.*

(2) *Reflects the grant date fair value of RSU awards granted under our 2020 Omnibus Incentive Plan in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718 for stock–based compensation, disregarding the effect of estimated forfeitures ("ASC Topic 718"). The grant date fair value is based on the closing price per share of our Class A common stock on the grant date ($16.81 on May 25, 2021, the date of our 2021 annual meeting of stockholders) multiplied by the number of shares subject to the award.*

(3) *In connection with our IPO, Matthew Rizik entered into an agreement to provide consulting services to the Company and Holdings. He continued to provide consulting services thereunder in 2021 and received cash compensation reflected in this table.*

At December 31, 2021, Jonathan held 6,519 RSUs, Matthew held 16,667 RSUs and options to purchase 30,801 shares of Class A common stock, and Suzanne and Nancy each held 9,551 RSUs.

In March 2022, on the same date awards were made to our named executive officers, Matthew Rizik received 162,602 RSUs in connection with his consulting agreement, which vest in equal installments on each of the first three anniversaries of the grant date.

Executive Officers

Our senior leadership team's vision has reshaped the mortgage landscape and fueled our substantial growth while consistently reinforcing our culture. This long-tenured team has been with us for an average of 26 years. Dan Gilbert, our founder and Chairman, has provided us with steady leadership during our entire 37-year history and served as Chief Executive Officer from 1985 until 2002. Jay Farner is our current Chief Executive Officer, as well as the CEO of our subsidiary Rocket Central, and has been with us for 26 years. Bob Walters is our President and Chief Operating Officer, as well as the CEO of Rocket Mortgage, and has been with us for 25 years. Julie Booth is our Chief Financial Officer and Treasurer and has been with us for 18 years. Angelo Vitale is our General Counsel and Secretary and has been with us for 24 years. This team has led us through a variety of housing and economic cycles, and has found ways to take advantage of broader industry disruption to continue our growth and success.

We are focused on developing and promoting talent from within, enabling us to develop both the current team of senior leaders as well as the next generation of leaders. Prior to becoming Chief Executive Officer, Jay Farner served as our President and Chief Marketing Officer and Vice President of Web Mortgage Banking before that. In these roles, Jay personally led the building of Rocket Mortgage and brand strategy, as well as online performance marketing and the creation of the centralized banking teams. Prior to becoming President and Chief Operating Officer, Bob Walters served as our Chief Economist and Executive Vice President leading Capital Markets and Servicing. In these roles, Bob oversaw the teams responsible for developing our capital markets capabilities, launching servicing and transforming our client experience and operations teams. Prior to becoming Chief Financial Officer, Julie Booth served as our Vice President, Finance and initiated the creation and development of the Treasury, Procurement and Internal Audit functions over the years. Angelo Vitale recently served as Chief Executive Officer of our subsidiary Rocket Central (previously Rock Central) until January 2022 and continues as our Executive Vice President, General Counsel and Secretary. In these positions, Angelo has been responsible for our legal functions, including regulatory compliance, commercial real estate leasing and enterprise risk management.

Set forth below are descriptions of the backgrounds of each executive officer of the Company as of the record date.



Jay Farner



Chief Executive Officer and Vice Chairman of our Board

Age: 49

See *"Board Matters – Director Background And Qualifications"* for biographical and other information regarding Jay Farner.

Bob Walters



President and Chief Operating Officer

Age: 57

Bob Walters is our President and Chief Operating Officer. Bob has held these positions since March 2020. In these positions, Bob oversees the day-to-day operations of the business, focusing on strategic planning and leveraging synergies among various operational teams at the Company. Most recently, Bob has served as CEO of Rocket Mortgage since January 2022, and is responsible for the vision, strategy and day-to-day operations of the company. From 2017 until 2022, he served as President and Chief Operating Officer of Rocket Mortgage, overseeing the Mortgage Servicing, Client Experience Operations, Capital Markets and Technology Teams. From August 2016 to February 2017, Bob served as Chief Economist and Executive Vice President of Rocket Mortgage overseeing the Capital Markets and Servicing operations. Bob has been instrumental in leading the teams that manage interest rate risk management, trading and product development. Bob joined Rock Financial in 1997 after holding positions at both the National Bank of Detroit and DMR Financial Services. Bob earned his master's degree in business administration from the University of Michigan and his undergraduate degree in finance from Oakland University.

FAVORITE ISM: Innovation Is Rewarded. Execution Is Worshipped.

Julie Booth



Chief Financial Officer and Treasurer

Age: 53

Julie Booth is our Chief Financial Officer and Treasurer. Julie has held these positions since March 2020. Previously she held positions with Rocket Mortgage leading its accounting and finance teams as Vice President, Finance and Treasurer from 2005 to 2010 and Chief Financial Officer and Treasurer from 2010 to July 2020. She is responsible for the accounting, finance, treasury, tax, investor relations, and procurement functions, and she assists with the internal audit function. Prior to joining Rocket Mortgage, she was a senior manager with Ernst & Young LLP in Detroit, where she had 13 years of experience serving banking and mortgage banking clients in the assurance practice. She currently serves on the board for the Rocket Giving Fund and previously served as the board Chair for Make-A-Wish Michigan and as Chair for the Mortgage Bankers Association Financial Management Committee. Julie earned a bachelor's degree in accounting from the University of Michigan and is a Certified Public Accountant.

FAVORITE ISM: You'll See It When You Believe It.

Angelo Vitale



General Counsel and Secretary

Age: 63

Angelo Vitale is our General Counsel and Secretary. Angelo has held this position since March 2020. From early 2020 until January 2022, Angelo was the Chief Executive Officer of our subsidiary Rocket Central (previously Rock Central). Angelo was with Rocket Mortgage from 1997 through early 2020, leading its legal, audit and risk teams as Executive Vice President, General Counsel and Corporate Secretary since 2014. In that role, he was responsible for all legal functions, including regulatory compliance, commercial real estate leasing and enterprise risk management. Prior to joining Rocket Mortgage, Angelo was Senior Counsel for 12 years with another national mortgage servicing company. He began his legal career as an associate with a mid-size Detroit law firm specializing in the defense of personal injury litigation. Angelo earned a bachelor's degree (summa cum laude) from the University of Detroit Mercy and a J.D. degree from Wayne State University School of Law.

FAVORITE ISM: We Are The "They".

OVERLAP OF CHIEF EXECUTIVE OFFICER WITH RHI

Our Chief Executive Officer, Jay Farner, serves as Chief Executive Officer of RHI. While Jay devotes a majority of his time to the business of the Company, he is not able to devote his full time, effort and attention to the Company's affairs. In addition, our Chief Executive Officer, our other executive officers and the directors affiliated with RHI own equity interests in RHI. For example, there may be a conflict of interest if there are issues or disputes under the commercial arrangements that exist between us and the RHI Affiliated Entities or if we or one of the RHI Affiliated Entities look at acquisition or investment opportunities that may be suitable for both companies. See "*Certain Relationships and Related Person Transactions*" for more information on the transactions and relationships between the Company and the RHI Affiliated Entities and our policies concerning related person transactions.



Compensation Discussion And Analysis

This Compensation Discussion And Analysis ("CD&A") provides information regarding the compensation program for the individuals that serve as our Chief Executive Officer, Chief Financial Officer and our other executive officers ("named executive officers"), as set forth below.

Name	Title
Jay Farner	Chief Executive Officer and Vice Chairman of our Board
Bob Walters	President and Chief Operating Officer
Julie Booth	Chief Financial Officer and Treasurer
Angelo Vitale	General Counsel and Secretary

CD&A TABLE OF CONTENTS

EXECUTIVE SUMMARY

This CD&A explains our compensation philosophy, objectives and design, our compensation-setting process and our named executive officer compensation program components. It also describes the decisions made for 2021 with respect to each of our named executive officers.



2021 Compensation Program Determinations

Key decisions related to the 2021 compensation of our named executive officers are set forth below, which were impacted by the significant executive compensation changes and equity awards in 2020 in recognition of prior achievements as well as retention and motivation objectives following the August 2020 IPO. In addition, the Compensation Committee considered that at our 2021 annual meeting of stockholders, 99.5% of the voting power of shares of stock voted in favor of our say–on–pay proposal, which represented advisory approval of our named executive officer compensation program in 2020.



Maintained 2020 base salaries



Generally maintained target bonuses

Payment of annual discretionary cash bonuses **at 100% of target**



No equity awards in 2021 due to significant IPO equity awards in 2020

In 2020, the IPO equity awards consisted of RSUs (75% grant value) and stock options (25% of grant value). In 2022, our Compensation Committee approved the award of RSUs to each of our named executive officers that vest in equal installments on each of the first three anniversaries of the grant date.

2021 Company Performance Highlights

RECORD YEAR FOR OVERALL MORTGAGE ORIGINATION



2021 — **$351B**
2020 — **$320B**
10% GROWTH

ROCKET HOMES RECORD YEAR FOR TRANSACTIONS



2021 — **33.1K**
2020 — **27.4K**
21% GROWTH

$8B Total Transaction Value
(2021)

ROBUST, GROWING SERVICING PORTFOLIO

$552B
Unpaid Principal Balance

$1.4B
Annualized Recurring Cash Revenue

2.6M
Servicing Clients

91%
Net Client Retention Rate

BEST-IN-CLASS CAPITAL RETURN



$4.5B Returned To Shareholders Since IPO



Top 10% Of ALL S&P 500 And Companies Listed Since 2020
(Ranked By Capital Return)



$1.01 Special Dividend Announced And Subsequently Paid Out



Compensation Governance

Key elements of our compensation governance for our named executive officers are set forth below.

WHAT WE DO

✓ Use of peer group and benchmarking in making compensation determinations

✓ Active engagement from an independent compensation consultant

✓ Robust stock ownership guidelines

✓ Compensation Committee oversight to confirm no undue risk in compensation programs

✓ Clawback policy for financial restatements

✓ Limited use of perquisites

✓ Say-on-pay vote every three years, aligned with stockholder approval of frequency of say-on-pay vote in 2021

WHAT WE DON'T DO

✕ No guaranteed bonuses or equity awards, or discounted stock options

✕ No defined benefit, supplemental executive retirement or nonqualified deferred compensation plans

✕ No guaranteed severance, except acceleration of equity awards upon death, disability or a change of control (upon termination or if awards are not assumed)



COMPENSATION OBJECTIVES AND PHILOSOPHY

The objective of our named executive officer compensation and benefits program is to establish and maintain a competitive total compensation program that will attract, motivate and retain the qualified and skilled talent necessary for our continued success. Our compensation structure for named executive officers is designed to give equity stakes, motivate them to achieve or exceed discretionary objectives and reward them for their achievements when those objectives are met.

The overall level of total compensation for our named executive officers is intended to be reasonable and competitive, taking into account factors such as the individual's experience, performance, duties and scope of responsibilities, prior contributions and future potential contributions to our business. Our compensation plans are designed to align with business strategies, taking into account external market conditions and internal equity issues. With these principles in mind, we structured our compensation programs to offer competitive total pay packages that we believe enable us to retain and motivate executives with the requisite skill and knowledge and to ensure the stability of the management team, which is vital to the success of our business.

Elements Of Executive Officer Compensation Program

Brief descriptions of each principal element of our named executive officer compensation program are summarized in the following table and described in more detail below. No equity grants were awarded to our named executive officers in 2021 due to significant IPO equity grants in 2020 for retention and prior achievements.

Compensation Element	Brief Description	Performance/ Vesting Period	Objectives
Base Salary	Fixed cash compensation	One year	Attract and retain talented and skilled executives Impacted by the talent, skills and competencies of the individual and benchmarking
Annual Discretionary Cash Bonus	Discretionary variable cash compensation earned based on an assessment of individual and Company performance	One year	Retain and motivate executives by supporting a culture where team members are rewarded for superior individual performance as well as their contributions to Company performance
Equity Awards – No grants in 2021	Equity-linked compensation, which vests based on continued service. 2020 IPO grants vest over three years and consisted of: • 75% grant value in RSUs • 25% grant value in stock options	IPO RSUs vest on each of the first three anniversaries of the grant date IPO stock options vest 33.33% on the first anniversary of the grant date and monthly thereafter over 24 months	Awards assist in retaining executives and are designed to drive our long-term strategic business objectives and increase alignment with investors over the long-term Multiple award types provide diverse incentives—RSUs provide full value on grant that serves retention goals, and stock options are focused on upside and value creation
Benefits And Perquisites	Participation in all broad-based team member health and welfare programs and retirement plans	N/A	Aid in retention of key executives in a highly competitive market for talent by providing an overall competitive benefits package

2021 COMPENSATION PROGRAM

No Changes to Base Salary

We establish base salaries at levels intended to provide a stable level of minimum compensation to each named executive officer commensurate with each named executive officer's role, experience and duties.

In connection with our IPO, we increased base salaries of our named executive officers in August 2020 based on peer group benchmarking and their increased responsibilities as executive officers of a public company, and our Compensation Committee maintained such base salaries for 2021.

The 2020 and 2021 base salaries of our named executive officers for services to our business as reflected in our audited financial statements are set forth in the table below.

	2020 Pre-IPO Base Salary ($)	2020 Post-IPO Base Salary ($)	2021 Base Salary ($)
Jay Farner	650,000	800,000	800,000
Julie Booth	350,000	500,000	500,000
Bob Walters	255,000	500,000	500,000
Angelo Vitale	300,000	450,000[1]	450,000

(1) *Effective June 29, 2020.*

Continuation of Annual Discretionary Cash Bonus Program In 2021

Consistent with our history as a private company and 2020, certain of our team members, including our named executive officers, participated in our 2021 annual bonus program under which each person was eligible to receive a discretionary cash bonus without pre-set performance goals. Cash bonuses are intended to reward the Company's financial and operating performance and individual performance generally in the context of our growing and dynamic business. For 2021, our Compensation Committee maintained target bonuses as a percentage of base salary for Jay (100%), Julie (75%) and Angelo (50%). In light of his additional responsibilities including his promotion to the role of CEO of Rocket Mortgage, our Compensation Committee increased Bob's target bonus as a percentage of his base salary from 75% to 100%, effective for 2021.

Our Compensation Committee performed an evaluation of Company and individual performance for 2021. In February 2022, our Compensation Committee determined that annual discretionary cash bonuses for our named executive officers would be paid at 100% of their target amounts primarily due to the Company's strong financial performance in 2021, including record origination volume and its adjusted net income.

The target and earned cash bonus amounts for our named executive officers for 2021 are set forth below.

Name	Target Bonus ($)	Actual Bonus ($)
Jay Farner	800,000	800,000
Julie Booth	375,000	375,000
Bob Walters	500,000	500,000
Angelo Vitale	225,000	225,000



No 2021 Equity Awards Due to Significant Equity Grants at August 2020 IPO

We use long-term incentives as a component of our named executive officers' compensation by granting shares of our Class A common stock, RSUs and/or options to purchase shares of our Class A common stock. In connection with our IPO, we granted equity awards under the 2020 Omnibus Incentive Plan to our named executive officers consisting of RSUs and stock options.

In March 2021, our Compensation Committee approved the accrual and payment in cash upon the vesting of any RSUs (in accordance with the applicable award agreements) of dividend equivalents to the extent dividends are declared and paid on our Class A common stock, including the accrual and ultimate payment upon vesting of $1.11 per share in conjunction with the Board's March 2021 special cash dividend of the same amount to the holders of Class A common stock.

Due to the significant value of the IPO equity awards granted to our named executive officers, our Compensation Committee determined not to grant any equity awards to our named executive officers in 2021.

Reasonable 2022 Equity Awards Primarily Based On Peer Group Benchmarking

In 2022, our Compensation Committee recommended and our Board approved the award of RSUs to each of our named executive officers that vest in equal installments on each of the first three anniversaries of the grant date. Grant values were determined based on benchmarking long-term equity incentive awards around the 50th percentile of our compensation peer group as well as considerations related to current responsibilities.

In March 2022, our Board approved the following equity awards to our named executive officers:

Name	RSUs (#)
Jay Farner	650,407
Julie Booth	162,602
Bob Walters	243,902
Angelo Vitale	121,951

Our Compensation Committee also confirmed its intent to have long-term equity be a material component of future compensation. Our Compensation Committee intends to periodically re-evaluate the design of its equity awards after the Company has additional experience as a public company in setting strategic financial and operating metrics for incentive purposes, adapting to the volatility of stock price performance and evaluating the perspective of key long-term stockholders.

Reasonable Benefits And Perquisites

We provide a number of benefit plans to all eligible team members, including our named executive officers. These benefits include programs such as medical, dental, life insurance, business travel accident insurance, short- and long-term disability coverage and a 401(k) defined contribution plan with matching contributions.

While perquisites help to provide our named executive officers a benefit with a high perceived value at a relatively low cost, we do not generally view perquisites as a material component of our named executive officer compensation program. Among the perquisites we provide, certain executives receive security



arrangements, which we view as necessary, appropriate and for the Company's benefit. In the future, we may provide additional or different perquisites or other personal benefits in limited circumstances that we believe are appropriate to assist an executive in the performance of his or her duties, to make our executives more efficient and effective or for recruitment, motivation and/or retention purposes.

Role Of Independent Compensation Consultant; Use Of Market Data

Role Of Compensation Committee And Management. Our Compensation Committee determines the compensation of our named executive officers. Our Compensation Committee conducts an annual performance assessment of Jay, supplemented by numerous discussions at the Board and in executive session, which support determinations of his annual pay. Our Compensation Committee receives significant input from Jay on the compensation of our other named executive officers. For each other named executive officer, Jay presents a compensation recommendation to our Compensation Committee, along with information regarding the individual's experience, current performance, potential for advancement, and other subjective factors. Our Compensation Committee reviews such recommendations for reasonableness based on individual and Company performance and market information and retains the full discretion to modify Jay's recommendations.

For 2021, our Compensation Committee re-engaged Korn Ferry as its independent compensation consultant. Korn Ferry works with our Compensation Committee to review the composition of our compensation peer group, analyze the compensation programs of such peer group, and conduct compensation benchmarking for our named executive officers relative to our peer group and general survey data. Given the recent peer group benchmarking conducted for our IPO, our Compensation Committee did not change our 2021 executive officer compensation program.

In connection with our IPO, we worked with Korn Ferry and management to determine an appropriate peer group. We reviewed potential peer group companies based on primary factors and secondary factors:

Primary Factors		**Secondary Factors**		
revenue criteria 0.25x to 4x	sector / business model	talent market	market presence	customer base / end-users

Based on such considerations, we determined that the following companies were appropriate for purposes of benchmarking evaluating the competitiveness and reasonableness of our executive officer compensation program.

ANGI Homeservices Inc. Carvana Co. CoreLogic, Inc. eBay Inc. Expedia Group, Inc. Fidelity National Information Services, Inc.	Fiserv, Inc. Frontdoor, Inc. Interactive Brokers Group, Inc. Intuit Inc.	LendingTree, Inc. Mastercard Incorporated PayPal Holdings, Inc. PennyMac Financial Services, Inc. Square, Inc.	The Charles Schwab Corporation The Western Union Company Visa Inc. Zillow Group, Inc.

Our Compensation Committee intends to review and update the peer group periodically. Our Compensation committee reevaluated our peer group to evaluate the competitiveness and reasonableness of our named executive officer compensation program for 2022, and made revisions to such group to be used for benchmarking our compensation program for 2022 based on revenue, industry and business model criteria.

Robust Stock Ownership Guidelines For Executive Officers

In March 2021, we adopted stock ownership guidelines to further future alignment of the long-term interests of our executive officers and Non-Affiliated Directors with those of our stockholders. Our stock ownership guidelines generally require that Jay Farner own shares of our common stock having an aggregate value equal to at least six times his annual base salary and each of our other named executive officers own shares of our common stock having an aggregate value equal to at least three times his or her annual base salary.

Shares that count for purposes of ownership under the stock ownership guidelines include vested shares or units. Generally, each officer will have five years from the date he or she becomes subject to the guidelines to achieve compliance.

TAX CONSIDERATIONS

For income tax purposes, public companies may not deduct any portion of compensation that is in excess of $1 million paid in a taxable year to certain covered employees, including our named executive officers, under Section 162(m) of the Internal Revenue Code of 1986, as amended (the Code). Even if Section 162(m) of the Code were to apply to compensation paid to our named executive officers, our Board believes that it should not be constrained by the requirements of Section 162(m) of the Code if those requirements would impair flexibility in compensating our named executive officers in a manner that can best promote our corporate objectives. We intend to continue to compensate our executive officers in a manner consistent with the best interests of our stockholders and reserve the right to award compensation that may not be deductible under Section 162(m) where the Company believes it is appropriate to do so.

Section 409A of the Code requires that nonqualified deferred compensation be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose team members and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our team members and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A.



Compensation Committee Report

Our Compensation Committee has reviewed and discussed the CD&A in this proxy statement with management. Based on such review and discussion, our Compensation Committee recommended to our Board that the CD&A be included in the Company's annual report on Form 10-K for the year ended December 31, 2021 and the proxy statement for the 2022 annual meeting of stockholders.

Compensation Committee
Dan Gilbert
Matthew Rizik, Chair
Nancy Tellem



Compensation Committee Interlocks And Insider Participation

During 2021, our Compensation Committee consisted of Dan Gilbert, Matthew Rizik (Chair) and Nancy Tellem. No member of our Compensation Committee during 2021 is or was an officer or employee of the Company during 2021.

Dan, Matthew and Jay have served, and are currently serving, in various director, executive and employment roles for RHI and certain of its affiliates. See "*Board Matters – Director Background And Qualifications*" and "*Executive Officers*" for additional biographical information.

Dan and RHI, our principal stockholder that is controlled by Dan, hold all of our issued and outstanding Class D common stock and control 79% of the combined voting power of our common stock as of the record date. Accordingly, RHI and Dan Gilbert control our business, policies and affairs and can control any action requiring the general approval of our stockholders.

Dan and Matthew are not independent directors as such term is defined by the applicable rules and regulations of the NYSE and do not qualify as independent in accordance with the additional independence rules established by the SEC and the NYSE for our Compensation Committee. As a controlled company, we are not required to establish a compensation committee composed entirely of independent directors.

See "*Certain Relationships and Related Person Transactions*" for more information on the transactions and relationships between the Company, Dan and the RHI Affiliated Entities.



Named Executive Officer Compensation Tables

SUMMARY COMPENSATION TABLE FOR 2021, 2020 AND 2019

The following table shows the compensation earned by our named executive officers for the years ended December 31, 2021, 2020 and 2019 for services to our business, as reflected in our audited financial statements. Equity award amounts are based on grant date fair values and do not represent the actual value that will be received by each individual from the awards.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)[2]	Total ($)
Jay Farner Chief Executive Officer	2021	800,000	800,000	—	—	3,475	1,603,475
	2020	712,500	30,538,378	15,300,000	5,100,000	76,288	51,727,166
	2019	650,000	11,075,567	—	—	2,500	11,728,067
Julie Booth Chief Financial Officer And Treasurer	2021	500,000	375,000	—	—	3,558	878,558
	2020	412,500	750,000	5,625,000	1,874,999	3,099	8,665,598
	2019	350,000	100,600	—	—	2,500	453,100
Bob Walters President And Chief Operating Officer	2021	500,000	500,000	—	—	32,324	1,032,324
	2020	357,083	750,000	6,750,000	2,249,998	32,515	10,139,596
	2019	255,000	600	—	—	2,500	258,100
Angelo Vitale General Counsel And Secretary	2021	450,000	225,000	—	—	3,954	678,954
	2020	375,000	450,000	3,375,000	1,124,999	3,850	5,328,849
	2019	300,000	100,600	—	—	2,500	403,100

(1) The amounts reported in this column for 2021 represent the annual discretionary cash bonus, paid in the first quarter of 2022.

(2) The amounts reported in this column for all named executive officers for 2021 include Company matching contributions to 401(k) plan accounts and other personal benefits. For Bob Walters, the amounts also include incremental costs for security arrangements of $29,807, respectively, that are in addition to security arrangements provided while at work or on business travel. We view these security services as necessary and appropriate business expenses but have reported the incremental cost to the Company in this column, as required.

GRANTS OF PLAN-BASED AWARDS IN 2021

No equity awards or incentive cash awards were granted to our named executive officers in 2021.

NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS TABLE

Pre-IPO NEO Compensation Program

As a newly formed company immediately prior to our IPO on August 10, 2020, we did not have executive officers for 2019. Rather, our named executive officers were officers of our parent, RHI and/or Rocket Mortgage, one of our key operating subsidiaries, for 2019, and were appointed as officers of the Company in March 2020. During 2019 and prior to our IPO in 2020, our named executive officers performed roles for both our business and other RHI entities and affiliates. Following our IPO, Julie Booth, Bob Walters and Angelo Vitale devote their full time business efforts to our business (including our key operating subsidiaries) and are no longer officers of RHI. Although Jay Farner continues to be an executive officer and have duties to RHI, he devotes a majority of his time to our business. Accordingly, the 2019 and 2020 compensation reported in the Summary Compensation Table represents the compensation for services by our named executive officers to our business, as reflected in our audited financial statements.

Employment Agreements

In connection with our IPO in 2020, Jay, Julie and Angelo entered into employment agreements with Holdings, and Bob entered into an employment agreement with Rocket Mortgage. In each case, these agreements were effective as of the effective date of our IPO. Pursuant to each employment agreement, such named executive officers are paid an annual base salary and are eligible to receive an annual bonus based on the satisfaction of business objectives and/or other criteria as determined in the sole discretion of our Compensation Committee. The employment agreements also include post-termination restrictive covenant provisions, including perpetual non-disclosure of confidential information, non-competition for 18 months, non-solicitation of employees' customers, clients and vendors for 18 months and perpetual non-disparagement covenants.

Annual Discretionary Cash Bonuses

For the annual discretionary cash bonus, there were no pre-set performance goals that were required to be satisfied. Therefore, such amounts are included in the Bonus column of the Summary Compensation Table.

For 2020, the amounts reported in the Bonus column represent annual discretionary cash bonuses for such year, paid in the first quarter of 2021. In addition, for Jay Farner, the Bonus column also includes $28,938,378, reflecting cash payments in the first half of 2020 (before our IPO) equal to withholding taxes payable by him in connection with the vesting and settlement of the final tranches of a 2017 RSU award from RHI (the Company's principal stockholder), which payment RHI had agreed to make in 2017. The tax withholding payment is reported in the Summary Compensation Table because such payment is compensation for services to our business, as reflected in our audited financial statements. No further payments are due under this agreement.

For 2019, the amounts reported in the Bonus column represent (i) for Jay Farner, $11,074,967 paid in the form of a cash payment equal to the withholding taxes payable by him in connection with the vesting and settlement of a 2017 RSU award from RHI, and a company-wide performance cash bonus of $600, (ii) for each of Julie Booth and Angelo Vitale, a discretionary cash bonus of $100,000 and a company-wide performance cash bonus of $600, and (iii) for Bob Walters a company-wide performance cash bonus of $600.

Equity Awards

For 2020, the amounts reported in the Stock Awards and Option Awards columns reflect the grant date fair value of RSU awards and option awards granted on August 5, 2020, the effective date of the registration statement for our IPO, under our 2020 Omnibus Incentive Plan. With respect to such IPO equity awards, the RSUs vest in three equal installments on each of the first three anniversaries of the grant date, and the stock options vest as to 33.33% on the first anniversary of the grant date and monthly thereafter over the next 24 months, subject in all cases to continued employment on the applicable vesting date.



OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2021

The following table provides information about the outstanding Company equity awards held by our named executive officers as of December 31, 2021.

Name	Grant Date	Option Awards				Stock Awards	
		Number Of Securities Underlying Unexercised Options Exercisable (#)	Number Of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number Of Shares Or Units Of Stock That Have Not Vested (#)	Market Value Of Shares Or Units Of Stock That Have Not Vested ($)[3]
Jay Farner	8/5/2020[1]	465,435	581,793	18.00	8/5/2030	—	—
	8/5/2020[2]	—	—	—	—	566,667	7,933,338
Julie Booth	8/5/2020[1]	171,116	213,894	18.00	8/5/2030	—	—
	8/5/2020[2]	—	—	—	—	208,333	2,916,662
Bob Walters	8/5/2020[1]	205,339	256,673	18.00	8/5/2030	—	—
	8/5/2020[2]	—	—	—	—	250,000	3,500,000
Angelo Vitale	8/5/2020[1]	102,669	128,337	18.00	8/5/2030	—	—
	8/5/2020[2]	—	—	—	—	125,000	1,750,000

(1) Each of these stock option awards vests as to 33.33% on the first anniversary of the grant date and monthly thereafter over the next 24 months.

(2) Each of these RSU awards vests in three equal installments on each of the first three anniversaries of the grant date.

(3) Based upon the closing price of the Company's Class A common stock on the NYSE on December 31, 2021 ($14.00).



OPTION EXERCISES AND STOCK VESTED IN 2021

The following table sets forth information regarding the value realized by each of our named executive officers on the vesting of stock awards in 2021. The number of shares acquired and the value realized for each award excludes the payment of any fees, commissions or taxes. In 2021, no stock options were exercised by our named executive officers.

Name	Number Of Shares Acquired On Vesting (#)	Value Realized On Vesting ($)[1]
Jay Farner	283,333	4,961,161
Julie Booth	104,167	1,823,964
Bob Walters	125,000	2,188,750
Angelo Vitale	62,500	1,094,375

(1) *Based on the number of RSUs vested multiplied by the closing price of the Company's Class A common stock on the NYSE on the vesting date.*



POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL OF THE COMPANY

Except as provided in the award agreements for the RSU and stock option awards granted in connection with our IPO, none of our named executive officers is entitled to any payments upon a termination of employment or upon a change in control of the Company.

The award agreements for the RSU and option awards granted in connection with our IPO provide that in the event of a Change in Control, the awards will, to the extent unvested, become immediately vested and settled or exercisable, respectively, if either (a) the officer's employment is terminated by the Company without Cause or by the officer for Good Reason within 18 months following the effective date of the Change in Control or (b) if the RSU or option awards are not continued, assumed or substituted. The award agreements also include restrictive covenants (non-competition and non-solicitation) and confidentiality protections for specified periods, and the awards will be immediately forfeited if any such provision is violated.

In December 2020, upon recommendation of our Compensation Committee, our Board determined to modify the equity awards granted in connection with our IPO, including the awards to our named executive officers, to provide for immediate vesting of the unvested portion of the RSU or stock option award at the time of termination of employment due to death or disability, with the stock option award remaining exercisable until the earlier of one year following such termination and the expiration date of the stock option.

Cause means:

- The officer's conviction of, or entry of a plea of no contest to a felony;
- The officer's gross negligence or willful misconduct, or a willful failure to attempt in good faith to substantially perform his or her duties;
- The officer's material breach of a material provision of an employment agreement or offer letter or any non-competition, non-disclosure or non-solicitation agreement;
- The officer's material violation of the Company's material written policies;
- The officer's fraud or misappropriation, embezzlement or material misuse of the Company's funds or property; or
- Willful or reckless misconduct in respect of the officer's obligations to the Company or its affiliates or other acts of misconduct by the officer occurring during the course of the officer's employment or service that results in or could reasonably be expected to result in material damage to the Company's property, business or reputation.

Good Reason means, absent the officer's written consent:

- A material diminution in the officer's authority, duties or responsibilities;
- A material diminution in the officer's base salary other than a general reduction in base salary that affects all similarly situated team members; or
- A relocation of the officer's principal place of employment by more than 50 miles from the officer's current principal place of employment, unless the new principal place of employment is closer to the officer's home address or the position is virtual.

Change in Control means the first to occur of any of the following events:

- The acquisition by any person or group, or persons acting jointly or in concert, of beneficial ownership of 50% or more of the combined voting power of the outstanding voting securities of the Company entitled to vote in the election of directors (the "Outstanding Company Voting Securities"), excluding any acquisition by the Company or any of its affiliates, Permitted Holders



(as defined below) or any of their respective affiliates or by any employee benefit plan sponsored or maintained by the Company or any of its affiliates;

- A change in the composition of our Board such that members of our Board during any consecutive 24-month period (including any person becoming a director through election or nomination approved by such incumbent directors, but excluding any individual becoming a director as a result of an election contest, or as a result of a solicitation of proxies by or on behalf of any person other than our Board) cease to constitute a majority of our Board;

- The approval by the stockholders of the Company of a plan of complete dissolution or liquidation of the Company; and

- The consummation of a reorganization, recapitalization, merger, amalgamation, consolidation, statutory share exchange or similar form of corporate transaction involving the Company, or sale, transfer or other disposition of all or substantially all of the business or assets of the Company to an entity that is not an affiliate of the Company or Permitted Holders, unless immediately following such business combination or sale:

  (A) The Outstanding Company Voting Securities that were outstanding immediately prior to such business combination or sale (or Shares into which the Outstanding Company Voting Securities were converted) represent more than 50% of the total voting power of the entity resulting from such business combination or the acquiring entity in such sale (in either case, the "Surviving Company"), or the ultimate parent entity that has beneficial ownership of sufficient voting power to elect a majority of our board of directors of the Surviving Company (the "Parent Company"), and such voting power among the holders thereof is in substantially the same proportion as the voting power of the Outstanding Company Voting Securities among the holders thereof immediately prior to such business combination or sale; and

  (B) No Person (other than RHI, Permitted Holders or any employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company) is or becomes the beneficial owner of 50% or more of the total voting power of the outstanding voting securities eligible to elect members of our board of directors of the Parent Company (or, if there is no Parent Company, the Surviving Company).

Permitted Holders means each of:

- Dan Gilbert, his spouse, children, lineal descendants or the estates, heirs, executors, personal representatives, successors or administrators, or any trust established for the benefit of (or any charitable trust or non-profit entity established by) any such Gilbert family member, or any trustee, protector or similar person of such trust or non-profit entity or any person controlling, controlled by or under common control with any such person;

- Jay Farner, his spouse, children, lineal descendants or heirs, or any trust established for the benefit of (or any charitable trust or non-profit entity established by) any such Farner family member, or any trustee, protector or similar person of such trust or non-profit entity or any person controlling, controlled by or under common control with any such person;

- RHI and any of its subsidiaries;

- Any person who is acting solely as an underwriter in connection with a public or private offering of equity interests of the Company or any of its direct or indirect parent companies, acting in such capacity; and

- Any group the members of which include any of the Permitted Holders specified in clauses (i), (ii) and (iii) that hold or acquire beneficial ownership of the voting stock of the Company so long as (1) each member has voting rights proportional to the percentage of ownership interests held or acquired by such member (or more favorable voting rights, in the case of any Permitted Holders specified in clauses (i), (ii) and (iii)) and (2) no person or other group beneficially owns more than 50% on a fully diluted basis of the voting stock held by the Permitted Holder group.



Change Of Control And Severance Payments Table

The following table estimates the total value of unvested equity awards held by our named executive officers that will be accelerated upon the following events, in each case, assuming such events occur on December 31, 2021:

- Termination of employment due to death or disability; or
- A Change in Control in which the RSU and option awards are not continued, assumed or substituted, or a Change in Control within 18 months of termination of the officer's employment by the Company without Cause or by the officer for Good Reason.

These estimates do not reflect the actual amounts that would be paid to such persons, which would only be known at the time that they become eligible for payment and would only be payable if the specified event occurs. For purposes of the table, we calculated the intrinsic value of acceleration of the vesting of equity awards as follows:

- For RSUs, the number of RSUs accelerated multiplied by the closing price of the Class A common stock on the NYSE on December 31, 2021 ($14.00); and
- For stock options, the number of stock options accelerated multiplied by the difference between (A) the closing price of the Class A common stock on the NYSE on December 31, 2021 ($14.00) and (B) the exercise price. Since the exercise price of all outstanding options for named executive officers ($18.00) was greater than the closing price of the Class A common stock on the NYSE on December 31, 2021 ($14.00), the options are reported at zero value for purposes of the table below.

	Termination Due To Death Or Disability ($)	Change In Control + Termination (For Good Reason Or Without Cause) ($)
Jay Farner	7,933,338	7,933,338
Julie Booth	2,916,662	2,916,662
Bob Walters	3,500,000	3,500,000
Angelo Vitale	1,750,000	1,750,000

CEO PAY RATIO

We are required to calculate and disclose the annual total compensation paid to our median employee, as well as the ratio of the annual total compensation paid to the median employee as compared to the annual total compensation paid to our CEO. The following describes our methodology for identifying and calculating the total compensation paid to our median employee and the resulting CEO pay ratio.

Pay Ratio

After applying the methodology described below, we concluded that our median employee in 2021 worked in operations on the Title Production team at AMROCK with annual total compensation of $77,800. The median employee's compensation was calculated in the same manner used to calculate the CEO's compensation for purposes of the CEO pay ratio. The CEO's annual total compensation was $1,603,475 for 2021, as reported in the Summary Compensation Table. Based on the described methodology, our CEO to median employee pay ratio is 21:1. Our named executive officers received no equity awards in 2021, so the CEO pay ratio for 2021 is significantly lower than we expect it to be in future years, including 2022, in which our named executive officers are granted equity awards.

This information is being provided for compliance purposes only. Neither the Compensation Committee nor management of the Company used the pay ratio in making compensation decisions for 2021 or 2022. This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on the methodology described below. Our pay ratio may not be comparable to the pay ratios of other companies because the SEC rules permit a variety of methodologies, estimates, adjustments and assumptions.

Measurement Date And Employee Population

We identified the median employee using a measurement date of December 31, 2021. As of that date, we employed 26,544 team members in the United States and Canada, excluding 156 team members employed by Truebill, Inc., which we acquired in December 2021 and for whom full payroll information was not yet available.

Consistently Applied Compensation Measure

The applicable rules require us to identify the median employee by use of a "consistently applied compensation measure," or CACM. For 2021, we chose a CACM based on W–2 wages for employees in the United States and T–4 wages for employees in Canada. Canadian dollars were converted to U.S. dollars using an average conversion rate for 2021. For employees that worked in both the United States and Canada, we combined the W–2 and T–4 wages, where appropriate, when identifying the median employee. We did not annualize the compensation paid to partial–year employees or employees who were on an unpaid leave of absence, and we did not utilize any cost–of–living adjustments. We did not exclude any foreign team members in our calculation.



Certain Relationships And Related Person Transactions

POLICIES AND PROCEDURES FOR RELATED PERSON TRANSACTIONS

We have adopted a written Related Person Transaction Policy (the "RPT policy"), which addresses the review, approval, ratification and disclosure of all related person transactions by our Audit Committee (or other specified persons). In accordance with the RPT policy, our Audit Committee has overall responsibility for the implementation of, and compliance with, the RPT policy. Our Audit Committee approved updates to the RPT policy in 2021 to revise certain pre-approval categories and dollar thresholds and to conform to revised NYSE requirements.

For purposes of the RPT policy, a related person transaction is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and in which any related person (as defined in the RPT policy) had, has or will have a direct or indirect material interest. A related person transaction does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from such employment relationship or transaction that has been disclosed pursuant to Item 402 of Regulation S-K of the Exchange Act.

The RPT policy requires that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal team determines that such transaction is a related person transaction (and not subject to the specified pre-approved exceptions approved by our Audit Committee, as discussed below), the proposed transaction will be submitted for consideration (a) to our Audit Committee at its next meeting, (b) if not practicable or desirable to wait until the next Audit Committee meeting, to the Chair of our Audit Committee, or (c) to a different group of independent directors as determined by our Board (each, an "RPT Approval Person").

An RPT Approval Person may approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our stockholders. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the RPT policy and that is ongoing or is completed (including any transaction that was not considered a related person transaction at the time it was entered into, but subsequently is), the transaction will be submitted to an RPT Approval Person so that it may determine whether to continue, modify or terminate the related person transaction.

The RPT policy also provides that our Audit Committee/an RPT Approval Person review certain previously approved or ratified related person transactions that are ongoing and have a remaining term of more than twelve months to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

The RPT policy provides that any related person transactions that do not exceed $120,000 in the aggregate in any fiscal year will be deemed pre-approved. In addition, each of the following related person transactions will be deemed pre-approved or ratified by our Audit Committee under the terms of the RPT policy, even if the aggregate amount involved will exceed $120,000, which are reported to the Audit Committee at the following meeting

- Any transaction where the related person's interest derives solely from his or her position as a director of another corporation or organization that is a party to the transaction;



- Any transaction involving a related person or associated entity where the rates or charges involved are determined by competitive bids;

- If previously approved by our Board or a Committee, any transaction or decision that involves providing compensation or benefits to a director or executive officer of the Company or any of its subsidiaries in connection with such director's or executive officer's duties with the Company or its subsidiaries or the hiring, promotion or retention of any such director or executive officer;

- Any transaction where the related person's interest arises solely from the ownership of the Company's common stock and all holders of the Company's common stock received the same benefit on a pro rata basis (e.g. dividends, stock repurchases, rights offerings);

- Any indemnification payments or advancement of expenses made to a related person pursuant to the Company's certificate of incorporation, bylaws or an agreement approved by our Board;

- Transactions involving a related person that (i) occur in the ordinary course of business, (ii) are on terms that are comparable to the terms available to an unrelated third party or to team members generally, (iii) have fees (or revenue, as applicable) for any single related person transaction that will not exceed $1,000,000 annually; and (iv) can be generally categorized into one or more of the following descriptions of services or goods:

  - Professional services provided by Company subsidiaries to related persons, including technology services, information security services and support, human resources services, legal services, data governance and analytics, advisory services, the procurement of goods, services and materials, including vendor engagement and risk management, accounting and finance services, marketing services and telemarketing services, and associated third-party costs, deliverables fees and special event charges;

  - Transactions involving the receipt of professional services including, consultant and advisory services, physical security services, design services and video production services;

  - Transactions involving the receipt of technology services, including website and application development, use of technology platforms, technology training and training products, data protection services, discover analytics and data strategy services, data source support and technical support services;

  - Transactions pertaining to advertising, marketing placement services, online contest and events sweepstakes, sponsorships and naming rights with related persons;

  - Transactions involving the purchase of meals and catering services, event venue rental, hotel guest rooms and venue rental, purchase of branded or luxury goods for Company team members, and the procurement of goods associated with services provided to the Company;

  - The Company may provide or facilitate elective benefits involving related persons for team members including such benefit resources as childcare, wellness centers and virtual tutoring programs;

  - The Company may share team members between related persons as necessary to perform business operations, with the fees to be equivalent to the allocated cost of the team members involved; and

  - Any real estate related transaction involving a related person where the transaction can be generally categorized into the following transaction types: (i) direct leases of space for operations; (ii) subleasing of the Company's space to related persons; (iii) construction management or consulting services; (iv) procurement of parking spaces; and (v) other landlord services and fees including building utilities, HVAC, common area maintenance, maintenance fees including landlord labor and direct pass-through expenses, and other landlord service fees in coordination with existing lease agreements.

In addition to requirements under the RPT policy, the Company has internal related person transaction identification and assessment procedures to ensure appropriate monitoring and reporting of related person transactions. These procedures are managed by team members in our finance and legal departments.

RELATED PERSON TRANSACTIONS

The following is a description of related party transactions in existence since the beginning of 2021. All of the transactions described below were approved or ratified by our Audit Committee in accordance with the RPT policy or deemed pre-approved under the terms of the RPT policy.

Rock Holdings Inc.

RHI, our principal stockholder, is the controlling majority stockholder of several other businesses, including a technology services provider (Detroit Labs) and the preeminent online dictionary (Dictionary.com). Our executive officers and directors who are affiliated with RHI own common equity interests in RHI. Dan Gilbert, our founder and Chairman, is the majority stockholder of RHI and serves as the chairman of RHI's board of directors.

Prior to the consummation of our IPO, certain of our directors and executive officers also served as directors and/or officers of RHI and its subsidiaries. Prior to the consummation of our IPO, Jay Farner, Bob Walters, Julie Booth and Angelo Vitale served as Chief Executive Officer, President, Chief Financial Officer, and General Counsel, respectively, of RHI, and also held positions at certain of its subsidiaries. Prior to the consummation of our IPO, Bob, Julie and Angelo ceased being officers of RHI and its subsidiaries (other than the Company and its subsidiaries).

Jay Farner, our Chief Executive Officer and Vice Chairman of our Board, continues to serve as the Chief Executive Officer and director of RHI. Among our other directors, Dan Gilbert, Jennifer Gilbert and Matthew Rizik continue to serve as directors of RHI and certain of our other affiliates. Additionally, Matthew continues to serve as an officer of RHI and certain of its subsidiaries.

In addition to RHI, Dan is the majority or controlling shareholder of a number of other entities with which we have historically entered into transactions and agreements, including the NBA's Cleveland Cavaliers, the real estate investment firm Bedrock and the unicorn online startup StockX. For more information on Dan, see "*Board Matters – Director Background And Qualifications.*"

Operating Agreement Of RKT Holdings, LLC

In connection with the reorganization transactions, the Company, Holdings, RHI and Dan Gilbert entered into the Amended and Restated RKT Holdings Operating Agreement (the "Holdings Operating Agreement"). In accordance with the terms of the Holdings Operating Agreement, we operate our business through Holdings and its subsidiaries. Pursuant to the terms of the Holdings Operating Agreement, so long as affiliates of RHI and its related parties continue to own any Holdings Units, shares of our Class A common stock or securities exchangeable or convertible into shares of our Class A common stock, we will not, without the prior written consent of such holders, (i) engage in any business activity other than the management and ownership of Holdings and its subsidiaries or (ii) own any assets other than securities of Holdings and its subsidiaries and/or any cash or other property or assets distributed by or otherwise received from Holdings and its subsidiaries, unless we determine in good faith that such actions or ownership are in the best interest of Holdings.

As the sole managing member of Holdings, we have control over all of the affairs and decision making of Holdings. As such, through our officers and directors, we are responsible for all operational and administrative decisions of Holdings and the day to day management of Holdings' business. We will fund any dividends to our stockholders by causing Holdings to make distributions to its equityholders, RHI, Dan Gilbert and us, subject to the limitations imposed by our debt documents.

The holders of Holdings Units will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of Holdings. Net profits and net losses of Holdings will generally be allocated to its members pro rata in accordance with the percentages of their respective ownership of Holdings Units, though certain non-pro rata adjustments will be made to reflect tax depreciation, amortization and other allocations. The Holdings Operating Agreement provides for cash distributions to the holders of Holdings Units for purposes of funding their tax obligations in respect of the taxable income of Holdings that is allocated to them. Under the Holdings Operating Agreement, these tax distributions will be computed based on Holdings' estimate of the net taxable income of Holdings allocable per Holdings Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in Michigan, New York City or California (taking into account the non-deductibility of certain expenses and the character of our income) Future tax distribution calculations may be adjusted based on changes in relevant tax laws.

The Holdings Operating Agreement provides that, except as otherwise determined by us, if at any time we issue a share of our Class A common stock or Class B common stock, other than pursuant to an issuance and distribution to holders of shares of our common stock of rights to purchase our equity securities under a "poison pill" or similar stockholders rights plan or pursuant to an employee benefit plan, the net proceeds received by us with respect to such share, if any, will be concurrently invested in Holdings (unless such shares were issued by us solely to fund (i) our ongoing operations or pay our expenses or other obligations or (ii) the purchase Holdings Units from a member of Holdings (in which case such net proceeds will instead be transferred to the selling member as consideration for such purchase)) and Holdings will issue to us Holdings Units.

Similarly, except as otherwise determined by us, Holdings will not issue any additional Holdings Units to us unless we issue or sell an equal number of shares of our Class A common stock or Class B common stock. Conversely, if at any time any shares of our Class A common stock or Class B common stock are redeemed, repurchased or otherwise acquired, Holdings will redeem, repurchase or otherwise acquire an equal number of Holdings Units held by us, upon the same terms and for the same price per security, as the shares of our Class A common stock or Class B common stock are redeemed, repurchased or otherwise acquired. In addition, Holdings will not affect any subdivision (by any unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the Holdings Units unless it is accompanied by substantively identical subdivision or combination, as applicable, of each class of our common stock, and we will not affect any subdivision or combination of any class of our common stock unless it is accompanied by a substantively identical subdivision or combination, as applicable, of the Holdings Units.

Subject to certain exceptions, Holdings will indemnify all of its members, and their officers and other related parties, against all losses or expenses arising from claims or other legal proceedings in which such person (in its capacity as such) may be involved or become subject to in connection with Holdings' business or affairs or the Holdings Operating Agreement or any related document.

Holdings may be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) as determined by us. Upon dissolution, Holdings will be liquidated and the proceeds from any liquidation will be applied and distributed as follows: (a) first, to creditors (including creditors who are members or affiliates of members) in satisfaction of all of Holdings' liabilities (whether by payment or by making reasonable provision for payment of such liabilities, including the setting up of any reasonably necessary reserves); and (b) second, to its members in proportion to their Holdings Units (after giving effect to any obligations of Holdings to make tax distributions).

Exchange Agreement

At the closing of our IPO, we entered into an Exchange Agreement (the "Exchange Agreement") with RHI and Dan Gilbert, pursuant to which each of RHI and Dan Gilbert (or certain transferees thereof) has the right to exchange its or his Holdings Units (along with corresponding shares of our Class D common stock or Class C common stock), for, at our option (as the sole managing member of Holdings), (i) shares



of our Class B common stock or Class A common stock, as applicable, on a one-for-one basis or (ii) cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale), subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

The Exchange Agreement provides that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock is proposed by us or to us or our stockholders and approved by our board of directors or is otherwise consented to or approved by our board of directors, RHI and Dan Gilbert will be permitted to participate in such offer by delivery of a notice of exchange that is effective immediately prior to the consummation of such offer.

In the case of any such offer proposed by us, we must use our reasonable best efforts to enable and permit RHI and Dan Gilbert to participate in such offer to the same extent or on an economically equivalent basis as the holders of shares of our Class A common stock without discrimination. In addition, we must use our reasonable best efforts to ensure that RHI and Dan Gilbert may participate in each such offer without being required to exchange Holdings Units and corresponding shares of our Class D common stock. The Exchange Agreement further provides that RHI and Dan Gilbert are not required to participate in any such offer that would be tax-free to holders of shares of our Class A common stock without their prior consent.

The Exchange Agreement also sets forth certain information rights granted to RHI and specifies that we will not amend the provisions of our certificate of incorporation renouncing corporate opportunities without the consent of RHI for so long as RHI holds any Holdings Units.

Registration Rights Agreement

Prior to the consummation of our IPO, we entered into a registration rights agreement (the "Registration Rights Agreement") with RHI, Dan Gilbert and certain of his affiliates (each, a "Registration Party"), pursuant to which each Registration Party is entitled to demand the registration of the sale of certain or all of our Class A common stock that it beneficially owns. Among other things, under the terms of the Registration Rights Agreement:

- If we propose to file certain types of registration statements under the Securities Act of 1933, as amended (the "Securities Act"), with respect to an offering of equity securities, we must use our reasonable best efforts to offer each Registration Party the opportunity to register the sale of all or part of its shares on the terms and conditions set forth in the Registration Rights Agreement (customarily known as "piggyback rights"); and

- Each Registration Party has the right, subject to certain conditions and exceptions, to request that we file (i) registration statements with the SEC for one or more underwritten offerings of all or part of our shares of Class A common stock that it beneficially owns and/or (ii) a shelf registration statement that includes all or part of our shares of Class A common stock that it beneficially owns as soon as we become eligible to register the sale of our securities on Form S-3 under the Securities Act. We are required to cause any such registration statements to be filed with the SEC, and to become effective, as promptly as reasonably practicable.

All expenses of registration under the Registration Rights Agreement, including the legal fees of one counsel retained by or on behalf of the Registration Parties, will be paid by us.

The registration rights granted in the Registration Rights Agreement are subject to customary restrictions such as minimums, blackout periods and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering as reasonably advised by the managing underwriter. The Registration Rights Agreement also contains customary indemnification and contribution provisions and is governed by New York law.



Tax Receivable Agreement

The purchase of Holdings Units (along with corresponding shares of our Class D common stock) from RHI using the net proceeds from our IPO, future exchanges by RHI or Dan Gilbert (or its transferees or other assignees) of Holdings Units and corresponding shares of Class D common stock or Class C common stock for shares of our Class B common stock or Class A common stock, and future purchases of Holdings Units (along with the corresponding shares of our Class D common stock or Class C common stock) from RHI or Dan Gilbert (or its transferees or other assignees) are expected to produce favorable tax attributes for us. These tax attributes would not be available to us in the absence of those transactions. We expect both the existing and anticipated tax basis adjustments to reduce the amount of tax that we would otherwise be required to pay in the future.

We entered into a tax receivable agreement with RHI and Dan Gilbert that provides for the payment by us to RHI and Dan Gilbert (or their transferees of Holdings Units or other assignees) of 90% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize (computed using simplifying assumptions to address the impact of state and local taxes) as a result of:

- Certain increases in our allocable share of the tax basis in Holdings' assets resulting from (a) the purchases of Holdings Units (along with the corresponding shares of our Class D common stock or Class C common stock) from RHI and Dan Gilbert (or their transferees or other assignees) using the net proceeds from our IPO, or in any future offering, (b) exchanges by RHI and Dan Gilbert (or their transferees or other assignees) of Holdings Units (along with the corresponding shares of our Class D common stock or Class C common stock) for cash or shares of our Class B common stock or Class A common stock, as applicable, or (c) payments under the tax receivable agreements;

- Tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement; and

- Any disproportionate allocations of tax benefits to Holdings as a result of section 704(c) of the Code that relate to the reorganization transactions.

The tax receivable agreement makes certain simplifying assumptions regarding the determination of the cash savings that we realize or are deemed to realize from the covered tax attributes, which may result in payments pursuant to the tax receivable agreement in excess of those that would result if such assumptions were not made.

The actual tax benefit, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors. These factors include, among others, the timing of exchanges by or purchases from RHI and Dan Gilbert, the price of our Class A common stock at the time of the exchanges or purchases, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the portion of our payments under the tax receivable agreement constituting imputed interest.

There is a possibility that under certain circumstances not all of the 90% of the applicable cash savings will be paid to the selling or exchanging holder of Holdings Units at the time described above. If we determine that such circumstances apply and all or a portion of such applicable tax savings is in doubt, we will pay to the holders of such Holdings Units the amount attributable to the portion of the applicable tax savings that we determine is not in doubt and pay the remainder at such time as we reasonably determine the actual tax savings or that the amount is no longer in doubt.

Future payments under the tax receivable agreement could be substantial. We estimate that, as a result of the amount of the increases in the tax basis in Holdings' assets from the purchase of Holdings Units (along with the corresponding shares of our Class D common stock) in connection with the initial public offering, the over–allotment option (Greenshoe), and the March, 2021 paired interest exchange, assuming no material changes in the relevant tax law and that we will have sufficient taxable income to utilize all of the tax attributes covered by the tax receivable agreement when they are first available to be



utilized under applicable law, we estimate that payments to RHI and Dan Gilbert under the tax receivable agreement would aggregate to approximately $685.7 million over the next 20 years and for yearly payments over that time to range between approximately $2.1 million to $53 million per year. Future payments under the Tax Receivable Agreements in respect of subsequent purchases or exchanges of Holdings Units (along with the corresponding shares of Class D common stock or Class C common stock) would be in addition to these amounts. The payments under the tax receivable agreement are not conditioned upon RHI's or Dan Gilbert's continued ownership of us.

In addition, RHI and Dan Gilbert (or its transferees or other assignees) will not reimburse us for any payments previously made if any covered tax benefits are subsequently disallowed. However, any excess payments made to RHI and Dan Gilbert (or such holder's transferees or assignees) will be netted against future payments that would otherwise be made under the tax receivable agreement with RHI and Dan Gilbert, if any, after our determination of such excess. We could make payments to RHI and Dan Gilbert under the tax receivable agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

In addition, the tax receivable agreement provides that in the case of a change in control of the Company or a material breach of our obligations under the tax receivable agreement, we will be required to make a payment to RHI and Dan Gilbert in an amount equal to the present value of future payments (calculated using a discount rate equal to the lesser of 6.50% or LIBOR plus 100 basis points, or the applicable successor benchmark should LIBOR be discontinued, which may differ from our, or a potential acquirer's, then current cost of capital) under the tax receivable agreement, which payment would be based on certain assumptions, including those relating to our future taxable income.

In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our, or a potential acquirer's, liquidity and could have the effect of delaying, deferring, modifying or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. These provisions of the tax receivable agreement may result in situations where RHI and Dan Gilbert have interests that differ from or are in addition to those of our other stockholders. In addition, we could be required to make payments under the tax receivable agreement that are substantial, significantly in advance of any potential actual realization of such further tax benefits, and in excess of our, or a potential acquirer's, actual cash savings in income tax.

Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments made under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or purchase of Holdings Units and the corresponding Class D common stock or Class C common stock may accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before such an exchange or purchase may increase the tax liability of RHI and Dan Gilbert without giving rise to any rights to receive payments under the tax receivable agreement. Such effects may result in differences or conflicts of interest between the interests of RHI and Dan Gilbert and the interests of other stockholders.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreement is dependent on the ability of our subsidiaries to make distributions to us. Our debt agreements restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the tax receivable agreement. To the extent that we are unable to make payments under the tax receivable agreement as a result of restrictions in our debt agreements, such payments will be deferred and will accrue interest until paid, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

Indemnification Agreements

We entered into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.



Transactions With RHI And Other Related Parties

Prior to our IPO, our business was wholly owned by RHI. From time to time, we have entered into various transactions and agreements with RHI, its subsidiaries, certain other affiliates of Dan Gilbert, our founder and Chairman, and certain other affiliates of our director Jennifer Gilbert. In doing so, we have enhanced our operations by looking at, and taking advantage of, opportunities not only with third parties but also with our affiliated entities. We intend to continue taking advantage of such opportunities with RHI and other affiliates of our directors and officers in accordance with our RPT policy (see "*Certain Relationships and Related Person Transactions – Policies and Procedures for Related Person Transactions*").

Services Provided By The Company To Affiliates

We have entered into transactions and agreements to provide certain support services to RHI, its subsidiaries and certain other affiliates of Dan Gilbert and Jennifer Gilbert, including Bedrock, StockX LLC and Cavaliers Operating Company LLC at fees that reflect the cost of services provided by us plus, in certain circumstances, a reasonable margin. These services primarily include technology services (e.g., infrastructure, platform interface, data and server support), information security services and support, human resources services (e.g., providing skilled recruiters and recruiting support, payroll and benefits administration and support), legal services (e.g., support and advice on transactional matters, employment law, and litigation), data governance and analytics, advisory services (e.g., strategic consulting, tax services and advice, and security services), the procurement of goods, services and materials, including vendor engagement and risk management (e.g., technology development and data acquisition services), accounting and finance services (e.g., providing accounting and financial reporting services), marketing services, and telemarketing services (collectively, the "Provided Services"). We intend to continue providing the Provided Services and our subsidiaries Rocket Mortgage and Rocket Central have entered into agreements for Provided Services with certain affiliates. Fees for the Provided Services amounted to $13.1 million in the year ended December 31, 2021.

We also charge the recipient of the Provided Services for all documented out of pocket third party costs and expenses we incur for such services, which in some cases are net settled against passthrough costs these related parties have charged us. In the year ended December 31, 2021, we charged $12.6 million, net, for such costs and expenses. Out of these pass through costs, a substantial majority relates to payroll and benefits payments we administered on behalf of our affiliates.

Services Acquired By The Company From Affiliates

We have entered into transactions and agreements to receive certain services from certain subsidiaries of RHI and affiliates of Dan Gilbert and Jennifer Gilbert, including Rock Ventures LLC, Detroit Labs LLC, Sift LLC, Rock Security LLC, dPOP LLC, and Bedrock at fees that reflect the cost of services acquired by us plus, in certain circumstances, a reasonable margin. These services primarily include consultant services, data protection services, data source support and technical support services, physical security services, professional services to assist customers in customizing software, discovery analytics and data strategy services, business consulting, design and process improvement consulting services, and catering and event services (the "Received Services"). We intend to continue receiving the Received Services. In connection with the Received Services, we paid fees and out of pocket costs and expenses incurred by the service providers for such services in an amount of $115.7 million in the year ended December 31, 2021.

Real Estate Transactions

Certain of our subsidiaries, including Rocket Mortgage and RockLoans Marketplace LLC, are parties to lease agreements for certain of our offices, including our headquarters in Detroit, with various affiliates of Bedrock and other affiliates of Dan Gilbert. The lease agreements have terms ranging between three and 15 years. Under each agreement, our subsidiaries are required to pay specified rent, as well as common area maintenance fees, costs for office services (e.g. for consumed electricity) and property maintenance costs. Additionally, we paid for the renovation and expansion of certain of the properties subject to these agreements. During the year ended December 31, 2021, we made cash payments totaling $78.2 million for these properties. Upon renewal, any lease will be approved pursuant to the terms of our RPT policy (see "– *Policies and Procedures for Related Person Transactions*").

In addition to the parking spaces we obtain under our lease agreements, we also acquire additional parking rights from Bedrock or through an agent of Bedrock at properties owned by Bedrock. During the year ended December 31, 2021, we made cash payments totaling $22.6 million for these additional parking rights.

We also sublease office space and data center operations to certain of our affiliates, including Rock Ventures LLC and StockX LLC. The agreements have terms ranging from three to eleven years. Under each agreement, the relevant counterparty is required to pay us a specified amount of rent. During the year ended December 31, 2021, we charged the certain affiliates $1.5 million under these agreements, which reflect the cost of the underlying leases.

Naming Rights Agreement For Rocket Mortgage Field House

On July 1, 2017, we entered into an agreement with Cleveland Cavaliers Holdings, LLC and certain of its affiliates (collectively, the "Cavaliers"), to obtain the naming rights for a professional sports arena. The agreement terminates in 2034. Dan Gilbert is the majority owner of the Cavaliers. Under the terms of the agreement, the Cavaliers must place signage on and in the arena in agreed upon locations and provide for advertising spots on radio and television broadcasts as well as certain other advertising benefits. We paid the Cavaliers $12.3 million in the year ended December 31, 2021 under this agreement.

Guarantees

Rocket Mortgage has provided a guaranty for three rental agreements entered into by affiliates of Dan Gilbert which relate to the cafeteria, gym and daycare facilities at 1000 Woodward Avenue in Detroit. Rocket Mortgage is obligated to pay for up to 50% of the basic rental and operating expenses under each of these agreements if the tenant does not make such payments. If these guarantees were required to be paid, Rocket Mortgage may be required to fund up to $5.2 million in total for the three guarantees. We have not recorded a liability for these guarantees because we believe it is not probable that we would be required to make any payments thereunder.

Rocket Mortgage has entered into a Master Commercial Card Agreement with JPMorgan Chase Bank, N.A. ("JPM") pursuant to which Rocket Mortgage and its affiliates may use cards issued by JPM. Rocket Mortgage is responsible as a primary obligor for all obligations of these affiliates under this agreement. At December 31, 2021, the amounts due by those affiliates under this agreement was $185,780.

Rocket Mortgage has entered into a side letter agreement with affiliates of Dan Gilbert. Pursuant to this agreement, Rocket Mortgage is obligated to enter into a sublease agreement for 3,780 rentable square feet of office space if another affiliate of Dan Gilbert, Sift LLC, terminates or defaults under its sublease for such office space. If Rocket Mortgage was required to enter into the replacement sublease agreement, Rocket Mortgage may be required to sublease such space for a maximum rental amount of up to $127,991 per year for the remaining term of the original sublease, which expires on December 31, 2030.

Charitable Donations

During the year ended December 31, 2021, we paid to Rocket Community Fund an aggregate of $29.1 million pursuant to an Intercompany Services Agreement in which these funds are used for the operations of Rocket Community Fund, to make donations to charitable entities and to make other investments in the communities in which we operate.

Loans From Affiliates

RHI/RM Line Of Credit. RHI and Rocket Mortgage are parties to an agreement for an uncommitted unsecured line of credit, dated June 9, 2017, as further amended and restated on September 16, 2021 (the "RHI/RM Line of Credit"), which provides for financing from RHI to Rocket Mortgage of up to $2.0 billion. The RHI/RM Line of Credit matures on July 25, 2025. Historically, Rocket Mortgage has periodically borrowed funds under the RHI/RM Line of Credit to repay other indebtedness that accrued interest at a higher rate. In its discretion, RHI may determine not to advance funds for any reason.

Borrowings under the RHI/RM Line of Credit bear interest at a rate per annum of one-month LIBOR (as quoted in the Wall Street Journal) plus 1.25%. One-month LIBOR ranged from 0.07% to 0.14% during the year ended December 31, 2021. We amended the RHI/RM Line of Credit to provide for a successor interest rate benchmark to LIBOR. The negative covenants of the RHI/RM Line of Credit restrict the ability of Rocket Mortgage to incur debt and create liens on certain assets. The RHI/RM Line of Credit also contains customary events of default.

At December 31, 2021, the amounts due to RHI pursuant to the RHI/RM Line of Credit were $761,671. In the year ended December 31, 2021, the total amount of interest under the RHI/RM Line of Credit was $3.6 million. In the year ended December 31, 2021, the largest amount outstanding under the RHI/RM Line of Credit was $1,000 million. In the year ended December 31, 2021, Rocket Mortgage repaid an aggregate of $2,502.8 million under the RHI/RM Line of Credit.

RHI/ATIC Debenture. RHI and Amrock Title Insurance Company ("ATIC") are parties to a surplus debenture, effective as of December 28, 2015, as further amended and restated on December 31, 2019 (the "RHI/ATIC Debenture"), pursuant to which ATIC is indebted to RHI for an aggregate principal amount of $21.5 million. The RHI/ATIC Debenture matures on December 31, 2030. Interest under the RHI/ATIC Debenture accrues at an annual rate of 8.0%. Principal and interest under the RHI/ATIC Debenture are due and payable quarterly, in each case subject to ATIC achieving a certain amount of surplus and payments of all interest before principal payments begin. Any unpaid amounts of principal and interest will be due and payable upon the maturity of the RHI/ATIC Debenture. In connection with the amendment and restatement of the RHI/ATIC Debenture in 2017, RHI decreased the aggregate principal amount outstanding thereunder by $3.5 million (from $25 million to $21.5 million) and contributed such amount to the equity capital of ATIC.

At December 31, 2021, the principal under the RHI/ATIC Debenture was $21.5 million. In the year ended December 31, 2021, the total amount of interest under the RHI/ATIC Debenture was $1.7 million. In the year ended December 31, 2021, ATIC repaid an aggregate of $1.0 million under the RHI/ATIC Debenture.

Other Transactions

We have historically entered into secondment agreements with Bedrock, Rock Ventures and Rocket Community Fund pursuant to which we have provided the affiliates with personnel necessary to perform its operations. In the year ended December 31, 2021, we charged $318,674 for the use of our team members under these secondment agreements, which amounts reflect the cost of our team members. We have also entered into secondment agreements with certain of our affiliates pursuant to which such affiliates will provide us with personnel necessary to perform our operations. During the year ended December 31, 2021, we made payments of $280,154 for the use of team members under these secondment agreements.

Affiliates of Dan Gilbert own or owned the Shinola Hotel in Detroit, the Ritz Carlton in Cleveland, the watch manufacturer Shinola Detroit, and event venue facilities in Detroit. From time to time, we buy products and services from these companies in the ordinary course of our business. The amounts involved in such transactions for the year ended December 31, 2021 were $850,281.



We are a party to a sponsorship and promotional partner agreement with 100 Thieves, LLC, a League of Legends team that is an affiliate of Dan Gilbert. Pursuant to this agreement, the team granted us a license to use certain of their marks on our promotional materials. In the year ended December 31, 2021, we paid $600,000 under this agreement.

Two immediate family members of our directors are regular, full time team members of the Company and have average total annual compensation, including base salary, bonus, equity awards and company paid benefits, of approximately $199,744 for 2021.



Security Ownership Of Certain Beneficial Owners And Management

The following table sets forth the beneficial ownership of our Class A common stock as of April 18, 2022, the record date for the 2022 annual meeting, by:

- Each person, or group of affiliated persons, who we know to beneficially own more than 5% of any class or series of our capital stock;
- Each of our named executive officers;
- Each of our directors; and
- All of our executive officers and directors as a group.

In connection with our IPO, we entered into the Exchange Agreement with RHI and Dan Gilbert, pursuant to which each of RHI and Dan Gilbert (or certain transferees thereof) will have the right to exchange its or his Holdings Units (along with corresponding shares of our Class D common stock or Class C common stock), for, at our option (as the sole managing member of Holdings), (i) shares of our Class B common stock or Class A common stock, as applicable, on a one-for-one basis or (ii) cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale), subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The percentages of ownership and combined voting power set forth below are based on 120,248,802 shares of our Class A common stock and 1,848,879,483 Holdings Units and shares of our Class D common stock issued and outstanding as of April 18, 2022.

The amounts of Class A common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of April 18, 2022. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

As of the record date, only shares of Class A common stock and Class D common stock are outstanding. However, because each of RHI and Dan Gilbert has the right at any time to (a) exchange any Holdings Units (together with a corresponding number of shares of Class D common stock) for, at our option (as the sole managing member of Holdings), (i) shares of our Class B common stock on a one-for-one basis or (ii) cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale), subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications and (b) convert shares of Class D common stock into a shares of Class C common stock on a one-for-one basis, our Class B common stock and Class C common stock is currently beneficially owned by each of RHI and Dan Gilbert. The number of shares of Class B common stock and Class C common stock and the percentage beneficially owned by each of RHI and Dan Gilbert are equal to the amounts reported for the Class D common stock in the following table, assuming that all Holdings Units (together with the corresponding shares of Class D common stock) have been exchanged for shares of Class B common stock on a one-for-one basis or shares of Class D common stock have been converted into shares of Class C common stock on a one-for-one basis, as applicable.



Except as otherwise indicated and subject to applicable community property laws, each owner has sole voting and investment power with respect to the securities listed. Unless otherwise indicated, the address for each beneficial owner listed below is 1050 Woodward Avenue, Detroit, MI 48226.

Name And Address Of Beneficial Owner	Class A Common Stock Owned Directly or Indirectly[1]		Class D Common Stock Owned Directly or Indirectly[1]		Combined Voting Power[1][3]	Class A Common Stock Beneficially Owned (On A Fully Exchanged And Converted Basis)[1][2]	
	Number	Percentage	Number	Percentage	Percentage	Number	Percentage
5% Equityholders							
Rock Holdings Inc.[4]	—	—	1,847,777,661	99.9%	79.0%	1,847,777,661	93.8%
Invesco Ltd.[5]	10,298,814	8.6%	—	—	1.6%	10,298,814	0.5%
Caledonia (Private) Investments Pty Limited[6]	9,312,452	7.7%	—	—	1.5%	9,312,452	0.5%
The Vanguard Group[7]	7,776,371	6.5%	—	—	1.2%	7,776,371	0.4%
Directors and Named Executive Officers							
Dan Gilbert[4][8]	—	—	1,848,879,483	100.0%	80.8%	1,848,879,483	93.9%
Jennifer Gilbert	—	—	—	—	—	—	—
Matthew Rizik[9]	27,156	*	—	—	*	27,156	*
Jay Farner[10]	1,308,606	1.1%	—	—	*	1,308,606	*
Bob Walters[11]	407,341	*	—	—	*	407,341	*
Julie Booth[12]	339,451	*	—	—	*	339,451	*
Angelo Vitale[13]	203,670	*	—	—	*	203,670	*
Jonathan Mariner[14]	15,904	*	—	—	*	15,904	*
Suzanne Shank[15]	20,662	*	—	—	*	20,662	*
Nancy Tellem[16]	55,662	*	—	—	*	55,662	*
All directors and executive officers as a group (10 persons)	2,378,452	2.0%	1,848,879,483	100.0%	81.1%	1,851,257,935	93.9%

* Less than one percent.

(1) Except as described by the Voting Limitation, each holder of Class B common stock and Class D common stock is entitled to 10 votes per share and each holder of Class A common stock and Class C common stock is entitled to one vote per share on all matters submitted to our stockholders for a vote. Our Class C common stock and Class D common stock do not have any of the economic rights (including rights to dividends and distributions upon liquidation) associated with our Class A common stock and Class B common stock. Without the Voting Limitation, RHI would have approximately 99% of the combined voting power of our common stock. Each share of our Class B common stock and Class D common stock, as applicable, will automatically convert into one share of Class A common stock or Class C common stock, as applicable, (a) immediately prior to any sale or other transfer of such share by a holder of such share, subject to certain limited exceptions, such as transfers to permitted transferees, or (b) if the RHI Parties own less than 10% of our issued and outstanding common stock.

(2) The numbers of shares of Class A common stock beneficially owned and percentages of beneficial ownership reported assume that (a) all Holdings Units (together with the corresponding shares of Class D common stock) have been exchanged for shares of Class B common stock and (b) all shares of Class B common stock have been converted into shares of Class A common stock.

(3) Percentage of voting power represents voting power with respect to all shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock voting together as a single class.

(4) Based on a Schedule 13G/A (Amendment No. 1) filed with the SEC on February 10, 2022. RHI beneficially owns 1,847,777,661 Holdings Units and an equal number of shares of Class D common stock. The address for RHI is 1090 Woodward Avenue, Detroit, Michigan 48226.

(5) *Based on a Schedule 13G filed with the SEC on February 14, 2022. This report includes holdings of various subsidiaries of the holding company and states that Invesco Ltd., in its capacity as a parent holding company to its investment advisers, may be deemed to beneficially own the shares held of record by clients of Invesco Ltd. Invesco Ltd. reported sole voting power for 10,046,634 shares of Class A common stock and sole dispositive power for 10,298,814 shares of Class A common stock. The address for Invesco Ltd. is 1555 Peachtree Street NE, Suite 1800, Atlanta, Georgia 30309.*

(6) *Based on a Schedule 13G filed with the SEC on February 15, 2022. The address for Caledonia (Private) Investments Pty Limited is Level 10, 131 Macquarie Street, Sydney, NSW, 2000, Australia.*

(7) *Based on a Schedule 13G/A (Amendment No. 1) filed with the SEC on February 10, 2022. The Vanguard Group reported shared voting power for 79,858 shares of Class A common stock, sole dispositive power for 7,588,091 shares of Class A common stock and shared dispositive power for 188,280 shares of Class A common stock. The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.*

(8) *Dan Gilbert holds 1,101,822 Holdings Units and an equal number of shares of Class D common stock. Dan is the majority shareholder of RHI and has shared voting and dispositive control, and beneficial ownership, with respect to the Holdings Units and shares of Class D common stock held of record by RHI. See footnote 4 above.*

(9) *Includes 18,823 shares of Class A common stock that Matthew could acquire through the exercise of stock options within 60 days of April 18, 2022.*

(10) *Includes (a) 639,973 shares of Class A common stock that Jay could acquire through the exercise of stock options within 60 days of April 18, 2022 and (b) 204,000 shares of Class A common stock held in trust for the benefit of Jay Farner's children, for which his spouse serves as trustee. Jay disclaims beneficial ownership of the shares of Class A common stock held in the trust, except to the extent of his pecuniary interest therein.*

(11) *Includes 282,341 shares of Class A common stock that Bob could acquire through the exercise of stock options within 60 days of April 18, 2022.*

(12) *Includes 235,284 shares of Class A common stock that Julie could acquire through the exercise of stock options within 60 days of April 18, 2022.*

(13) *Includes 141,170 shares of Class A common stock that Angelo could acquire through the exercise of stock options within 60 days of April 18, 2022.*

(14) *Includes 6,519 shares of Class A common stock that Jonathan could acquire through RSUs scheduled to vest within 60 days of April 18, 2022.*

(15) *Includes 9,551 shares of Class A common stock that Suzanne could acquire through RSUs scheduled to vest within 60 days of April 18, 2022.*

(16) *Includes (a) 35,000 shares of Class A common stock held by her spouse and (b) 9,551 shares of Class A common stock that Nancy could acquire through RSUs scheduled to vest within 60 days of April 18, 2022.*



Audit Committee Report

KEY RESPONSIBILITIES OF OVERSIGHT

On behalf of our Board, our Audit Committee provides independent oversight of:

- The reliability and integrity of the Company's accounting policies and financial statements;

- The Company's compliance with legal and regulatory requirements;

- The qualifications, scope of work, performance and independence of Ernst & Young LLP, the Company's independent registered public accounting firm;

- The performance of the Company's internal audit function and its system of internal controls;

- Compliance with the Code of Conduct and Ethics and implementation and effectiveness of the Company's compliance and ethics programs; and

- The Company's major financial risk exposures, and management's risk assessment and risk management policies.

REQUIRED COMMUNICATIONS WITH AUDIT COMMITTEE

As part of its oversight of the Company's Annual Report on Form 10-K for the year ended December 31, 2021, our Audit Committee reviewed and discussed with management and Ernst & Young, the Company's audited consolidated financial statements and related footnotes for the year ended December 31, 2021 and Ernst & Young's report on those financial statements. In addition, the Audit Committee reviewed and discussed the Company's internal control assessment process, and management's assessment of the Company's internal control over financial reporting and Ernst & Young's attestation thereof, each as of December 31, 2021.

Our Audit Committee has discussed with Ernst & Young the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. In addition to the matters noted above, these required communications included Ernst & Young's perspective on the quality (not merely the acceptability) of the Company's accounting principles, the reasonableness of significant estimates and judgments made by management, the disclosures in the audited consolidated financial statements, including the disclosures relating to critical audit matters addressed in Ernst & Young's audit report. Our Audit Committee also received the written disclosures and a letter from Ernst & Young required by the applicable requirements of the PCAOB regarding Ernst & Young's communications with our Audit Committee concerning independence. Our Audit Committee has discussed and confirmed with Ernst & Young its independence with respect to the Company, which included considering whether Ernst & Young's provision of non-audit services was compatible with its independence.



AUDIT COMMITTEE RECOMMENDATION

Based upon these reviews and discussions, our Audit Committee recommended to our Board that the Company's audited consolidated financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2021 to be filed with the SEC. Our Audit Committee also appointed Ernst & Young to serve as the Company's independent registered public accounting firm for the year ending December 31, 2022.

This report has been furnished by the members of our Audit Committee of our Board:

Audit Committee
Jonathan Mariner, Chair
Suzanne Shank
Nancy Tellem



Audit Committee Matters

PRE-APPROVAL POLICIES AND PROCEDURES

Our Audit Committee has the sole authority to review in advance, and pre-approve (which may be pursuant to pre-approval policies and procedures) all audit and non-audit services to be provided by the Company's independent auditors and to approve all related fees and other terms of engagement to ensure that the provision of these services do not impair the independence of the Company's independent audit firm from the Company and its subsidiaries.

All of the services rendered by Ernst & Young to the Company and its subsidiaries during 2021 were pre-approved by our Audit Committee.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

Our Audit Committee retained Ernst & Young to audit the Company's consolidated financial statements as of and for the years ended December 31, 2021 and 2020 and report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2021. Fees billed for services rendered by Ernst & Young for each of 2021 and 2020 are set forth below (in thousands).

Type of Service	2021 ($)	2020 ($)
Audit Fees[1]	4,943	3,597
Audit-Related Fees[2]	1,170	705
Tax Fees	—	—
All Other Fees	—	—
Total	6,113	4,302

(1) *Audit Fees for professional services associated with the annual audit of our consolidated financial statements, the reviews of our quarterly condensed consolidated financial statements and the issuance of consents and comfort letters in connection with registration statement filings with the SEC. In 2021, Audit Fees also include the issuance of an opinion on the effectiveness over the Company's internal control over financial reporting as of December 31, 2021.*

(2) *Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under Audit Fees. These services consisted of attestation and compliance reports, including internal control-related engagements and servicer compliance related engagements.*

Proposal No. 2—Ratification Of Appointment Of Independent Registered Public Accounting Firm For 2022

Our Audit Committee has unanimously reappointed Ernst & Young as the independent registered public accounting firm to audit the Company's consolidated financial statements as of and for the year ending December 31, 2022 and report on the effectiveness of the company's internal control over financial reporting as of December 31, 2022. Although stockholder approval is not required for such appointment, our Audit Committee will take the outcome of the vote on this proposal into consideration when appointing our independent registered public accounting firm in the future.

Ernst & Young served as the Company's independent registered public accounting firm during 2021 and, in that capacity, rendered a report on the Company's consolidated financial statements as of and for the year ended December 31, 2021 and on the effectiveness of the Company's internal control over financial reporting as of December 31, 2021. Ernst & Young has served as the independent auditor of the Company or RHI and its subsidiaries since 1999.

SUPPORT FOR RECOMMENDATION

In determining that retaining Ernst & Young for 2022 was in the best interests of the Company and its stockholders, our Audit Committee reviewed:

- Ernst & Young's performance on the Company's audit and non-audit work for the year ended December 31, 2021 and recent prior years, and management's assessment of such performance;

- Ernst & Young's qualifications, independence, capabilities and expertise, evident through its audit planning and reports, industry knowledge, use of technology to improve efficiencies, resources and staffing, objectivity and professional skepticism;

- External data on audit quality and performance, including results of recent PCAOB reports on Ernst & Young and peer firms and improvements made from period to period;

- The terms of the audit engagement, including the reasonableness of audit and non-audit fees charged taking into account the breadth and complexity of services provided, as well as the efficiency achieved in performing such services;

- The quality of Ernst & Young's communications to and interactions with our Audit Committee at meetings and our Audit Committee Chair between meetings; and

- The benefits of having a long-tenured auditor and the institutional knowledge gained from prior years of engagement.

In accordance with SEC rules, the maximum number of consecutive years of service for lead and concurring review audit partners for public companies is five years. Our lead audit partner has served in such role since 2020, and therefore has three years of service remaining in such capacity. Assuming the continuing engagement of Ernst & Young as our independent registered public accounting firm, our Audit Committee will pursue a process up to a year in advance in considering potential lead audit partner candidates and will obtain significant input from management and Ernst & Young, conduct interviews and take other appropriate actions before it approves the new lead engagement partner.



NON-BINDING VOTE

Our Audit Committee is responsible for selecting the Company's independent registered public accounting firm, and stockholder approval is not required to appoint Ernst & Young as our independent registered public accounting firm. However, our Audit Committee will take the outcome of the vote on this proposal into consideration when appointing our independent registered public accounting firm in the future. Our Audit Committee may retain another independent registered public accounting firm at any time if it concludes that such change would be in the best interest of the Company's stockholders, even if the stockholders approve this proposal.

INQUIRIES OF ERNST & YOUNG AT ANNUAL MEETING

Ernst & Young will be present at the 2022 annual meeting and available to respond to appropriate questions and may make a statement if they so desire.

 *Our Board recommends that you vote **FOR** the ratification of our Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2022.*

Proposal No. 3—Approval Of Amendment To The Employee Stock Purchase Plan

The purpose of the employee stock purchase plan (as previously amended and restated, the "ESPP"), which we refer to internally as our team member stock purchase plan, is to facilitate team member participation in the ownership and financial growth of our Company by providing an opportunity to purchase our Class A common stock through accumulated payroll deductions. The Board believes it is important for our team members to have an equity interest in our Company, and therefore the Board has approved an amendment to the ESPP in order to increase the number of shares of Class A common stock available for purchase under the ESPP. The Board recommends this amendment to stockholders for approval.

Our stockholders previously approved the ESPP effective upon our IPO, pursuant to which 10,526,316 shares of our Class A common stock were authorized for sale to participating team members. Beginning in 2021, offerings under the ESPP have been made to team members quarterly on January 15, April 15, July 15 and October 15. The Board believes that the ESPP serves to encourage broad-based stock ownership among team members by providing a convenient means to purchase our Class A common stock and a meaningful inducement to participate due to the discounted purchase price. Further, the Board believes that team members' continuing economic interest as stockholders in the performance and success of the Company provides an incentive to contribute to its long-term growth, continued profitability and success.

As of April 18, 2022, there were approximately 5,272,434 shares of our Class A common stock available under the ESPP for future offerings (including the offering period that opened on April 15, 2022), which we believe will not be sufficient for the program to continue beyond the first quarter of 2023 given the usage to date of approximately 5,253,882 shares, through the offering period that ended April 14, 2022, and based on the current price of our Class A common stock. In order to continue this valuable program, on April 14, 2022, the Board unanimously approved and adopted an amendment to the ESPP to authorize an additional 5 million shares of Class A common stock for sale under the ESPP (the "ESPP Amendment"), subject to approval by our stockholders. Upon approval by our stockholders of the ESPP Amendment, the ESPP would have a total of 15,526,316 shares authorized for issuance under the ESPP since its inception and is expected to have a total of approximately 10,272,434 shares remaining available for sale to participants based on share usage through April 18, 2022. We anticipate that the increased number of shares will be sufficient to operate the ESPP through October 2024, although the actual time period and share usage will depend on such factors as number of participants, team member participation elections and the future price of our Class A common stock.

SUMMARY OF THE AMENDED ESPP

The ESPP provides our team members with an opportunity to periodically purchase shares of our Class A common stock at a discount through payroll deductions on a voluntary basis. The discount is generally expected to be 15%, resulting in an exercise price of 85% of the fair market value of our Class A common stock on the exercise date, unless a different exercise price is established for the offering period in the discretion of our Compensation Committee. The "fair market value" is the closing price of a share of our Class A common stock on the NYSE on the applicable date (or, if there is no reported sale on such date, on the last preceding date on which any reported sale occurred).

If our stockholders do not approve the proposed ESPP Amendment at the annual meeting, the ESPP will automatically terminate when there are no shares remaining available for sale to participants.



The material terms and conditions of the ESPP, as amended, are described below. This summary is not intended to be a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the full text of the ESPP, as amended, a copy of which is attached to this proxy statement as Appendix A.

The ESPP is not intended to qualify as an "employee stock purchase plan" under Section 423 of the Code.

Administration

The ESPP is administered by our Compensation Committee. Our Compensation Committee has the power to, among other things, designate participants, determine the eligibility of a team member to participate and the range of permissible percentages of compensation to be withheld, interpret and construe the ESPP in its sole discretion and delegate any of its duties and authorities under the ESPP to such parties or committees as it may determine. Our Compensation Committee has appointed a third-party stock plan administrator (the "Stock Administrator") to carry out the administration of the ESPP, as directed by such committee.

Eligibility

Any full or part time team member of the Company or a subsidiary of the Company who our Compensation Committee determines is eligible may participate during an offering period beginning on an enrollment date. As of April 18, 2022, the Company and its subsidiaries employed 25,612 team members potentially eligible to participate in the ESPP, subject to our Compensation Committee's eligibility determinations.

For offering periods to date, our Compensation Committee has determined that all regular team members, excluding only our executive officers, temporary and contingent staff and interns, were eligible to participate in the ESPP. Based on our Compensation Committee's criteria applied to date, as of April 18, 2022, 25,612 team members were eligible to participate in the ESPP, with approximately 10,108 team members enrolled to participate in the current offering period.

Shares Reserved

As of April 18, 2022, the aggregate number of shares of Class A common stock available for purchase under the ESPP prior to the ESPP Amendment is 5,272,434 shares. Upon stockholder approval of this proposal, an additional 5 million shares of Class A common stock would be reserved for issuance under the ESPP for an aggregate of 15,526,316 shares authorized since inception of the ESPP (including 10,272,434 remaining available for purchase based on share usage through April 18, 2022).

Either authorized and unissued shares or issued shares reacquired by the Company may be made subject to purchases under the ESPP in the discretion of our Compensation Committee. We anticipate that the shares available after this increase pursuant to the ESPP Amendment will be sufficient to operate the ESPP through October 2024, based on the current price of our Class A common stock and historical usage, though the actual time period will depend on such factors as number of participants, team member participation elections and the future price of our Class A common stock. On April 18, 2022, the closing price of our Class A common stock on the NYSE was $9.21 per share. The maximum number of shares authorized for sale under the ESPP is subject to adjustment in the event of certain corporate transactions (see "Adjustments" below).

For additional information regarding securities authorized for issuance under all of our equity compensation plans as of December 31, 2021, see "Other Matters — Securities Authorized for Issuance Under Equity Compensation Plans."

Offering Periods

Offering periods may be established by our Compensation Committee from time to time at its discretion. In 2021, there were four quarterly offering periods, each of which began on the fifteenth day of each fiscal quarter (each, an "enrollment date") and ended on the day prior to the three month anniversary of such date (each, an "exercise date").

Payroll Deductions

To participate in an offering, a team member must complete a subscription agreement and return it to the Stock Administrator prior to the enrollment date and designate the portion of his or her base pay, regular incentive pay, regular overtime pay or discretionary annual bonus that he or she elects to have withheld during the applicable offering period. During an offering period, a participating team member may discontinue participation in the ESPP but may not alter the amount of his or her compensation deductions for that offering period, unless otherwise permitted by the Compensation Committee, which the Committee has permitted in offering periods to date. Payroll deductions are made on each pay date during the offering period at a whole percentage rate not to exceed 15%, or such other amount determined by our Compensation Committee, of the eligible compensation that a participating team member receives on each pay date during the offering period; provided that no more than $30,000 of a participating team member's eligible compensation may be withheld in any calendar year.

Our Compensation Committee may, in its sole discretion, permit participating team members to pay the exercise price in a manner different than the payroll deduction procedure described above.

In the event of the termination of a participating team member's continuous service for any reason on or before the exercise date, he or she will be deemed to have elected to withdraw from the ESPP, and such participating team member or his or her beneficiary shall receive any funds in his or her participant account as soon as reasonably practicable after the date of such withdrawal.

Grant Of Option

On the enrollment date for any offering period, each participating team member shall be granted an option to purchase a maximum number of shares determined by the Compensation Committee in its discretion on the exercise date for such offering period. The exercise price in any offering period shall be determined by our Compensation Committee and has generally reflected a 15% discount to the fair market value on the exercise date.

Purchase Of Shares

A participating team member's option will be exercised automatically on the exercise date of such offering period by purchasing the maximum number of shares of our Class A common stock subject to such option that may be purchased at the exercise price with the funds in his or her participant account, unless such team member has withdrawn from the offering period prior to the exercise date.

Limits On Share Purchases

Unless otherwise provided by our Compensation Committee, no participating team member shall be granted an option to purchase shares under the ESPP if such option would permit such team member's right to purchase shares to accrue at a rate that exceeds $25,000 of the fair market value of the shares (determined on the enrollment date) for each calendar year in which such option is outstanding at any time.

Delivery Of Shares

The Stock Administrator shall hold shares issued pursuant to the exercise of the option until any such shares are distributed to the participating team member, transferred or sold in accordance with procedures established from time to time by the Stock Administrator, including any period established by our Compensation Committee following the exercise dates during which a participating team member is required to hold any shares purchased on his or her behalf pursuant to the ESPP, which the



Compensation Committee has not imposed to date. Following any such holding period, shares shall be delivered as soon as reasonably practicable after termination of a participating team member's continuous service or receipt of a request by the participating team member for delivery of all shares, subject to compliance with all applicable law.

Adjustments

In the event of certain changes in corporate structure affecting our Class A common stock or the value thereof (e.g., any merger, reorganization, consolidation, recapitalization, dividend or distribution, stock split, reverse stock split, spin-off or similar transaction), our Compensation Committee shall make any adjustments and other substitutions to the ESPP and to outstanding options as it deems equitable or appropriate taking into consideration any applicable accounting and tax consequences. Upon any such changes in corporate structure or any unusual or nonrecurring transaction or events affecting the Company or any changes in applicable laws, regulations or accounting principles, our Compensation Committee is authorized to:

- Provide for either termination of any outstanding option in exchange for (1) an amount of cash, if any, equal to the amount that would have been obtained upon exercise of such option had such option been currently exercisable or (2) the replacement of such outstanding option with other rights or property selected by our Compensation Committee in its sole discretion;
- Provide that the outstanding options under the ESPP shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar rights covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and class of shares and exercise prices;
- Make adjustments in the number and class of shares (or other securities or property) subject to outstanding options under the ESPP and/or in the terms and conditions of outstanding options and options which may be granted in the future;
- Shorten the offering period in progress and set a new exercise date, which shall be a date immediately prior to the date of any transaction or event described above and provide for any other necessary procedures to effectuate such actions; and
- Provide that all outstanding options shall terminate without being exercised.

Amendment Of The ESPP

Our Board may amend the ESPP or any portion thereof at any time and for any reason. However, no amendment will increase the maximum number of shares that may be issued under the ESPP without the approval of the stockholders of the Company or make any change in any option previously granted that adversely affects the rights of any participating team member without the consent of such participant.

Termination Of The ESPP

The ESPP will automatically terminate on the earliest to occur of (a) the ten year anniversary of the original effective date of the ESPP; (b) the date on which the maximum number of Shares available for issuance under the ESPP have been issued; or (c) the time when the Board terminates the ESPP.

Transferability

Neither amounts credited to a participating team member's participant account nor any option granted to a participating team member under the ESPP is assignable or transferable by the participating team member other than by will or laws of descent and distribution.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following summary of tax consequences to the Company and to participating team members is intended to be used solely by stockholders in considering how to vote on this proposal and not as tax



guidance to participating team members. It relates only to U.S. federal income tax and does not address state, local, or foreign income tax rules or other U.S. tax provisions, such as estate or gift taxes. Different tax rules may apply to specific participants and transactions under the ESPP, particularly in jurisdictions outside the United States.

The ESPP is not intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. A participating team member will be taxed on amounts withheld for the purchase of shares of Class A common stock under the ESPP as if such amounts were actually received. A participating team member will also recognize taxable income as a result of purchasing shares under the ESPP. The participating team member will recognize ordinary income on the exercise date in an amount equal to the difference between the fair market value of the shares of Class A common stock purchased on the exercise date and the purchase price paid for the shares and the Company may be entitled to a corresponding deduction, subject to any limitations under the Code. Upon subsequent resale of the shares, the difference between the sale price and the fair market value on the exercise date will be treated either as a capital gain or loss.

NEW PLAN BENEFITS

Participation in the ESPP is voluntary, and each eligible team member will make his or her own decision whether and to what extent to participate in the ESPP. It is therefore not possible to determine the benefits or amounts that will be received in the future by individual team members or groups of team members under the ESPP.

In 2021, based on the offering periods that closed during the year, team members participating in the ESPP (11,593 persons) purchased 2,778,209 shares of Class A common stock for a total purchase price of $43,662,875. Our non-employee directors are not eligible to participate in the ESPP and, to date, our Compensation Committee has used its discretion to exclude our executive officers from participating in any offering period.


Our Board recommends that you vote FOR the approval of the ESPP Amendment.

Questions And Answers About The Proxy Materials And 2022 Annual Meeting

When Will The 2022 Annual Meeting Be Held?

The annual meeting will be held virtually via a live webcast on Wednesday, June 15, 2022, at 1:00 p.m., Eastern Daylight Time, at www.virtualshareholdermeeting.com/RKT2022.

How Do I Attend The 2022 Annual Meeting?

You can attend the annual meeting online, vote your shares electronically and submit questions during the annual meeting by visiting www.virtualshareholdermeeting.com/RKT2022. You will not be able to attend the annual meeting in person. The live webcast of the annual meeting will begin promptly at 1:00 p.m., Eastern Daylight Time on Wednesday, June 15, 2022. All stockholders may attend and listen to the live webcast of the annual meeting.

You may electronically vote your shares and submit questions at the annual meeting by using the 16-digit control number that is printed in the box on your Notice of Internet Availability of Proxy Materials or proxy card (if you received a printed copy of the proxy materials). If you lose your 16-digit control number, you may join the annual meeting as a guest, but you will not be able to vote, ask questions or access the list of stockholders as of the record date. If your shares are held in street name and you did not receive a 16-digit control number, you may be able to gain access to and vote at the annual meeting by logging into your bank or brokerage firm's website and selecting the stockholder communications mailbox to access the meeting. Instructions should also be provided on the voting instruction card provided by your bank or brokerage firm.

We recommend that you log in at least 15 minutes before the annual meeting begins to ensure ample time to complete the check-in procedures. A replay of the annual meeting audio webcast will be available on our website for approximately one year following the annual meeting.

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting website. If you encounter any difficulties accessing the virtual meeting website, please call the technical support number that will be posted on the annual meeting log-in page.

You do not need to attend the annual meeting to vote. Even if you plan to attend the annual meeting, please submit your vote in advance as instructed in this proxy statement.

How Will The Virtual Meeting Format Impact Stockholder Viewing And Participation At The 2022 Annual Meeting?

The virtual meeting format for the annual meeting will enable participation by our stockholders from anywhere in the world at little to no cost, which we believe enhances stockholder access to the annual meeting and communication with management and the Board. We have structured the virtual annual meeting to afford stockholders an opportunity to participate substantially as they would in an in-person meeting. We will answer any timely submitted and relevant questions on a matter to be voted on at the annual meeting before voting is closed on the matter, as time allows. Following adjournment of the formal business of the annual meeting, we will address appropriate questions from stockholders regarding the Company as time allows.

The Company requests that stockholders submit questions in advance of the annual meeting by sending questions to ir@rocketcompanies.com. During the annual meeting, questions relating to stockholder proposals or the Company may be submitted in the field provided on the virtual meeting website at or before the time the questions are to be discussed. If we receive substantially similar questions, we may group those questions together and provide a single response to avoid repetition.



While we will try to answer as many appropriate questions as we can during the time allotted for questions during the annual meeting, we may not have the time to respond to all questions submitted. If we are unable to answer all questions, stockholders may submit questions after the annual meeting to ir@rocketcompanies.com.

Additional information regarding the rules and procedures for how the Company will run the annual meeting and stockholder participation in the annual meeting will be provided in our meeting rules of conduct, which stockholders can view during the meeting at the virtual meeting website. The rules of conduct are designed to allow us to conduct an orderly meeting in fairness to all stockholders.

Why Am I Receiving These Materials?

You have received this proxy statement and related materials because at the close of business on the record date, you owned shares of the Company's common stock and our Board is soliciting your proxy to vote your shares of common stock at the annual meeting. This proxy statement summarizes information relevant to your vote.

What Is A Notice Of Internet Availability Of Proxy Materials?

Instead of mailing a printed copy of our proxy materials to each stockholder of record, we are permitted under SEC rules to furnish our proxy materials by providing access to such documents over the internet. Therefore, stockholders generally will not receive printed copies of the proxy materials unless they request them. If you would like to request a copy of the materials for the annual meeting, you may (1) visit www.proxyvote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com.

A Notice of Internet Availability of Proxy Materials provides instructions for accessing our proxy materials over the internet and was mailed directly to stockholders of record. The Notice of Internet Availability of Proxy Materials also provides instructions regarding how stockholders of record may vote their shares over the internet. Stockholders of record who prefer to receive a paper or e-mail copy of our proxy materials must follow the instructions provided in the Notice of Internet Availability of Proxy Materials for requesting such materials.

The Notice of Internet Availability of Proxy Materials only identifies the items to be voted on at the annual meeting. You cannot vote by marking the Notice of Internet Availability of Proxy Materials and returning it.

The brokerage firm, bank or other holder of record who is considered the stockholder of record will forward a notice that directs beneficial owners of our common stock to the website where they can access our proxy materials to each beneficial stockholder. Such brokerage firm, bank or other holder of record also will provide each beneficial owner with instructions on how to request a paper or e-mail copy of our proxy materials.

To enroll in the electronic delivery service for future stockholder meetings, use your Notice of Internet Availability of Proxy Materials (or proxy card or voting instruction card, if you received printed copies of the proxy materials) to register online at www.proxyvote.com and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years.

Who Can Vote At The 2022 Annual Meeting?

All stockholders of record of our common stock on the record date and beneficial owners of our common stock on the record date holding a valid proxy for the annual meeting from their broker, bank or other nominee giving them the right to vote the shares, are entitled to attend and vote at the annual meeting.

Except as described further below, each holder of Class B common stock and Class D common stock is entitled to 10 votes per share and each holder of Class A common stock and Class C common stock is entitled to one vote per share on all matters submitted to our stockholders for a vote. All classes of our common stock with voting rights will vote together as a single class on all matters described in this proxy



statement. As of the record date, there were 1,969,128,288 shares of common stock outstanding, consisting of 120,248,802 shares of Class A common stock and 1,848,879,483 shares of Class D common stock. As of the record date, all of our outstanding Class D common stock is held by RHI and Dan Gilbert. There are no outstanding shares of Class B common stock or Class C common stock.

The Voting Limitation in our certificate of incorporation provides that, at any time when the aggregate voting power of the RHI Securities would be equal to or greater than 79% of the total voting power of our outstanding stock, the number of votes per share of each RHI security will be reduced such that the aggregate voting power of all of the RHI Securities is equal to 79%.

As a result of the Voting Limitation, as of the record date, (a) each outstanding share of Class D common stock held by RHI is entitled to 0.2672 votes per share, representing an aggregate of 79.0% of the combined voting power of our outstanding common stock, (b) each outstanding share of Class D common stock held by Dan Gilbert is entitled to 10 votes per share, representing an aggregate of 1.8% of the combined voting power of our outstanding common stock and (c) each outstanding share of Class A common stock is entitled to one vote per share, representing an aggregate of 19.2% of the combined voting power of our outstanding common stock. Because each holder of Class B common stock and Class D common stock is entitled to 10 votes per share, RHI will continue to have such control as long as it owns at least 10% of our issued and outstanding common stock. Without the Voting Limitation, RHI would have approximately 99% of the combined voting power of our common stock.

What Votes Need To Be Present To Hold The 2022 Annual Meeting?

Holders of a majority of the voting power of all shares of common stock outstanding on the record date and entitled to vote at the meeting must be present at the annual meeting, by remote communication or represented by proxy, to constitute a quorum for the transaction of any business. Proxies marked with abstentions or instructions to withhold votes, as well as broker non-votes (defined below), will be counted as present in determining whether or not there is a quorum. In the absence of a quorum, the holders of a majority of the voting power of the shares of stock present at the meeting may adjourn or postpone such meeting to another time or place.

What Is The Difference Between Holding Shares Of Common Stock As A Stockholder Of Record And As A Beneficial Owner?

If your shares of common stock are registered directly in your name with the Company's transfer agent, Computershare Trust Company N.A., you are considered the stockholder of record with respect to those shares and the Notice of Internet Availability of Proxy Materials was sent directly to you.

If your shares of common stock are held with a broker, bank or other nominee, you are considered the beneficial owner with respect to those shares. Your broker, bank or other holder of record who is considered the stockholder of record with respect to those shares has forwarded to you a notice directing you to the website where you can access our proxy materials. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares. Your broker, bank or nominee has enclosed voting instructions for you to use in directing the broker, bank or nominee on how to vote your shares.

How Do I Vote If I Am A Stockholder Of Record?

If you are a stockholder of record, you may vote your shares using one of the following methods (please also see the information provided above and below concerning the difference in how to vote if you hold shares beneficially through a brokerage firm, bank or other nominee instead of as the registered holder – beneficial holders should follow the voting instructions provided by their respective nominees):

Over The Internet. Go To www.proxyvote.com. You should review the information that is printed in the box provided in your Notice of Internet Availability of Proxy Materials and visit www.proxyvote.com. You can use the internet 24 hours a day, seven days a week, to submit your voting instructions and for



electronic delivery of information up until 11:59 p.m., Eastern Daylight Time, on June 14, 2022. Have your proxy card (if you requested a printed copy of the proxy materials) or Notice of Internet Availability of Proxy Materials in hand when you access the website and follow the instructions to obtain your records and vote.

By Telephone. Call 1-800-690-6903. You can use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m., Eastern Daylight Time, on June 14, 2022. Have your proxy card (if you requested a printed copy of the proxy materials) or Notice of Internet Availability of Proxy Materials in hand when you call and follow the instructions.

By E-Mail. E-Mail sendmaterial@proxyvote.com. If you request proxy materials by e-mail, please send a blank e-mail including in the subject line the information that is printed in the box provided in your Notice of Internet Availability of Proxy Materials. Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before June 1, 2022 to facilitate timely delivery of the proxy materials.

By Mail. If you received a printed copy of the proxy materials, you may submit your vote by completing, signing and mailing your proxy card and returning it in the postage-paid envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717. Sign your name exactly as it appears on the proxy card. We must receive proxy cards submitted by mail no later than June 14, 2022 to be voted at the annual meeting.

During The Annual Meeting. Visit www.virtualshareholdermeeting.com/RKT2022. Stockholders of record may attend the annual meeting via the internet and vote electronically during the annual meeting. Have available the information that is printed in the box provided in your Notice of Internet Availability of Proxy Materials or your proxy card (if you requested a printed copy of the proxy materials) in hand when you access the website and follow the instructions to vote.

If, prior to the annual meeting, you vote over the internet or by telephone, your electronic vote authorizes the named proxies in the same manner as if you signed, dated and returned a proxy card. **If, prior to the annual meeting, you vote over the internet or by telephone, do not return a proxy card or vote at the annual meeting unless you intend to revoke your previously submitted proxy.**

How Do I Vote If I Am A Beneficial Owner?

As a beneficial owner, you have the right to direct your broker, bank or other nominee how to vote your shares by following the instructions that your broker, bank or other nominee sent to you. You will receive voting instructions for each account that you have with a broker, bank or other nominee. Please instruct your broker, bank or other nominee how to vote your shares using the voting instruction card you received from them. Please return your completed voting instruction card to your broker, bank or other nominee. If your broker, bank or other nominee permits you to provide voting instructions via the internet or by telephone, you may vote that way as well. As a beneficial owner, if you wish to change the directions that you have provided to your broker, bank or other nominee, you should follow the instructions that your broker, bank or other nominee sent to you.

If you do not direct your broker, bank or other nominee how to vote your shares, the broker, bank or other nominee will determine if it has the discretionary authority to vote on each applicable matter. Under applicable law, if you are a beneficial owner, your broker, bank or other nominee only has discretion to vote on certain routine matters without your voting instructions. The proposal to ratify the appointment of Ernst & Young as our independent registered public accounting firm is considered a routine matter. For all other matters at the annual meeting, your broker, bank or other nominee will be unable to vote on your behalf if you do not instruct them how to vote your shares and, if you do not provide voting instructions, your shares will be considered broker non-votes. Therefore, it is very important for you to vote your shares for each proposal.



What Can I Do If I Change My Mind After I Vote?

If you are a stockholder of record, you may change your voting instructions and revoke your proxy before it is exercised by doing any one of the following:

- Timely written notice of revocation to our General Counsel and Corporate Secretary at 1050 Woodward Avenue, Detroit, MI 48226.

- A timely later-dated vote by telephone or on the internet or timely delivery of a valid, later-dated proxy.

- Participating in the annual meeting live via the internet and voting again.

Only the latest validly executed proxy that you submit will be counted. Your attendance at the annual meeting in person will not cause your previously granted proxy to be revoked unless you vote in person.

If you are a beneficial owner of shares but not the stockholder of record, you may submit new voting instructions by contacting your broker, bank or other nominee.

What Matters Am I Voting On, How May I Vote On Each Matter, And How Does Our Board Recommend That I Vote On Each Matter?

Subject to revocation, all forms of proxy that are properly completed and timely received will be voted in accordance with the instructions you give. If no instructions are given (except in the case of broker non-votes), the persons named as proxies will vote the shares of common stock in accordance with the recommendations of our Board. The following table sets forth each of the proposals you are being asked to vote on, how you may vote on each proposal and how our Board recommends that you vote on each proposal.

	Proposal	How may I vote?	How does our Board recommend that I vote?
1	**Election Of Class II Directors**	• FOR the election of all Class II director nominees named herein • WITHHOLD authority to vote for all such Class II director nominees • FOR the election of all such Class II director nominees other than any nominees with respect to whom the authority to vote is specifically withheld by indicating in the space provided on the proxy	Our Board recommends that you vote **FOR** all Class II director nominees
2	**Ratification Of Appointment Of The Independent Registered Public Accounting Firm**	• FOR or AGAINST the ratification of the appointment of Ernst & Young as our independent registered public accounting firm for the year ending December 31, 2022 • You may indicate that you wish to ABSTAIN from voting on the matter	Our Board recommends that you vote **FOR** the ratification of the appointment of Ernst & Young as our independent registered public accounting firm for the year ending December 31, 2022
3	**Approval Of Amendment To The Employee Stock Purchase Plan**	• FOR or AGAINST the approval of the amendment to the Employee Stock Purchase Plan • You may indicate that you wish to ABSTAIN from voting on the matter	Our Board recommends that you vote **FOR** the approval of the amendment to the Employee Stock Purchase Plan

What Is The Voting Requirement To Approve Each Of The Proposals?

	Proposal	Required Vote	Vote Impact			
			For	**Withhold/ Against**	**Abstain**	**Broker Non-Votes**
1	**Election Of Class II Directors**	Plurality of the votes cast	For the director nominee(s)	Against the director nominee(s)	—	Not a vote cast
2	**Ratification Of Appointment Of The Independent Registered Public Accounting Firm**	Majority of the voting power of shares of stock present by remote communication or represented by proxy and entitled to vote thereon	For the proposal	Against the proposal	Against the proposal	None (brokers have discretionary authority)
3	**Approval Of The Amendment To The Employee Stock Purchase Plan**	Majority of the voting power of shares of stock present by remote communication or represented by proxy and entitled to vote thereon	For the proposal	Against the proposal	Against the proposal	Not entitled to vote

Although the advisory vote in Proposal 2 is not binding, our Board and Audit Committee will take your vote into consideration in determining future activities.

For Proposal 3, the table above reflects the voting requirement in the Company's bylaws. In addition, the NYSE rules have a separate approval requirement that the minimum vote that constitutes approval is approval by a majority of votes cast (that is, the number of votes cast in favor of the proposal must exceed the aggregate of votes cast against the proposal), which is a lower threshold than the voting requirement in the Company's bylaws. For purposes of the NYSE standard, abstentions and broker non-votes will have no effect on the outcome of the vote.

If any other matter is properly submitted to the stockholders at the annual meeting, its adoption generally will require the affirmative vote of the majority of the voting power of shares of stock present by remote communication or represented by proxy and entitled to vote on the matter. As of the date of this proxy statement, our Board knows of no matter that will be presented for action by the stockholders at the annual meeting other than those discussed in this proxy statement, and we have not received notice of any other matters that may properly be presented at the annual meeting. If any other matter requiring a vote of the stockholders properly comes before the annual meeting, the individuals acting under the proxies solicited by our Board will vote and act as our Board recommends or, if our Board gives no recommendation, according to their best judgments in light of the conditions then prevailing, to the extent permitted under applicable law.



What Does It Mean If I Receive More Than One Notice Of Internet Availability Of Proxy Materials, Proxy Card Or Voting Instruction Card?

If you receive more than one Notice of Internet Availability of Proxy Materials, proxy card or voting instruction card, it means that you have multiple accounts with banks, brokers, other nominees and/or our transfer agent. Please take action with respect to each Notice, proxy card and voting instruction card that you receive.

Who Will Count The Votes And Where Can I Find The Voting Results?

The Inspector of Elections appointed at the annual meeting will tabulate the voting results. We intend to disclose the final voting results in a current report on Form 8-K within four business days of the annual meeting. To the extent final voting results are not then available, we will report preliminary voting results in a current report on Form 8-K within four business days of the annual meeting and report the final voting results in a current report on Form 8-K as soon as they are available.

Who Will Pay The Costs Of Soliciting These Proxies?

We will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy card, and any additional information furnished to stockholders. We will furnish copies of solicitation materials to banks, brokers and other nominees holding shares of voting stock beneficially owned by others to forward to such beneficial owners. We may reimburse persons representing beneficial owners of voting stock for their reasonable costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies may be supplemented by electronic means, mail, facsimile, telephone or personal solicitation by our directors, officers or other team members.

Has The Company Taken Steps To Eliminate The Receipt Of Duplicative Proxy Materials?

In order to reduce expenses, we are taking advantage of certain SEC rules, commonly known as householding, that permit us to send: (i) a single annual report and/or a single proxy statement or (ii) a single Notice of Internet Availability of Proxy Materials to multiple stockholders of record who share an address, unless we have received contrary instructions from one or more of the stockholders. A stockholder of record at a shared address may call Broadridge, toll free, 1-866-540-7095, or write to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717, to: (i) request additional copies of the annual report, proxy statement or Notice of Internet Availability of Proxy Materials; (ii) notify the Company that such stockholder of record wishes to receive a separate annual report to stockholders, proxy statement or Notice of Internet Availability of Proxy Materials, as applicable, in the future; or (iii) notify the Company that such stockholder of record wishes to receive a single annual report to stockholders, proxy statement or Notice of Internet Availability of Proxy Materials, as applicable, in the future.

If you are a beneficial owner, you may revoke your consent to householding by notifying your broker, bank or other nominee.

Will A List Of Company Stockholders Be Available To Inspect?

A list of our stockholders as of the record date will be available for inspection at our corporate headquarters during ordinary business hours throughout the 10-day period prior to the annual meeting. The list of stockholders will also be available for examination during the meeting by logging in using your 16-digit control number following the instructions available on the meeting website.

Who Should I Call If I Have Any Questions?

If you have any questions about the annual meeting, please contact our General Counsel and Corporate Secretary by telephone at (313) 373-7990. If you have any questions about your ownership of our common stock, please contact our transfer agent, Computershare Trust Company N.A., at PO Box 505000, Louisville, Kentucky 40233-5000, by telephone (800) 736-3001 or visit http://www.computershare.com/investor, or contact your broker, bank or other nominee.



Other Matters

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following sets forth the aggregate information regarding our equity compensation plans in effect as of December 31, 2021:

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants, and Rights (#) (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights ($) (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#) (c)
Equity compensation plans approved by security holders:			
2020 Omnibus Incentive Plan			
– Stock options	24,500,416	18.01	
– RSUs[1]	13,447,664	—	—
2020 Omnibus Incentive Plan Total	37,948,080	—	75,156,790[2]
Employee Stock Purchase Plan			7,748,107
Total equity compensation plans approved by security holders	37,948,080		82,904,897[3]
Equity compensation plans not approved by security holders	—	—	—
Total	37,948,080	18.01	82,904,897

(1) *No exercise price is provided for the RSUs or factored into the total weighted average exercise price because they are converted into common stock on a one-for-one basis at no additional cost.*

(2) *Represents shares available for future issuance under the 2020 Omnibus Incentive Plan as of December 31, 2021. Pursuant to the terms of the 2020 Omnibus Incentive Plan approved by stockholders, on the first day of each fiscal year beginning in 2021 and ending in 2025, the 2020 Omnibus Incentive Plan provides for an annual automatic increase of the maximum number of shares available for issuance under such plan by the lesser of (i) 1% of the total number of shares outstanding on the last day of the immediately preceding fiscal year on a fully diluted basis taking into account the conversion of all shares of our Class D common stock and assuming that all shares available for issuance under the 2020 Omnibus Incentive Plan and the ESPP are issued and outstanding and (ii) such number of shares determined by the Board. Pursuant to this provision, on January 1, 2021, 20,897,152 new shares became available for issuance under the 2020 Omnibus Incentive Plan.*

(3) *The number of shares available under the ESPP does not include the proposed ESPP Amendment. The number of shares subject to rights, along with the purchase price, is not determined until the end of each offering period and therefore no outstanding rights are reflected in column (a) or (b).*

PRESENTATION OF STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS AT 2023 ANNUAL MEETING

Stockholders who wish to nominate persons for election to our Board or propose other matters to be considered at our 2023 annual meeting of stockholders (other than Rule 14a–8 stockholder proposals, discussed below) must provide us advance notice of the director nomination or stockholder proposal, as well as the information specified in our bylaws. This notice must be received by the Company's Secretary at the principal executive offices of the Company no earlier than February 15, 2023 and no later than March 17, 2023. Stockholders are advised to review our bylaws, which contain the requirements for advance notice of director nominations and stockholder proposals.

The requirements for advance notice of stockholder proposals under our bylaws do not apply to proposals properly submitted under Rule 14a-8 under the Exchange Act. The deadline for stockholders to submit proposals to be included in our proxy statement for our 2023 annual meeting of stockholders under Rule 14a-8 under the Exchange Act is December 28, 2022. However, if the date of the 2023 annual meeting of stockholders is changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before we begin to print and send our proxy statement for the 2023 annual meeting of stockholders. Proposals by stockholders must comply with all requirements of applicable rules of the SEC, including Rule 14a-8, and be mailed to the Company's Secretary at the principal executive offices of the Company on a timely basis.

Submitting a stockholder proposal does not guarantee that we will include it in the Company's proxy statement. We reserve the right to reject, rule out of order or take other appropriate action with respect to any director nomination or stockholder proposal that does not comply with our bylaws or Rule 14a-8, as applicable, and other applicable requirements.

To comply with the universal proxy rules (effective in 2023), stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 16, 2023.

ACCESS TO REPORTS AND OTHER INFORMATION

We file or furnish our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other documents electronically with the SEC under the Exchange Act. You may obtain such reports from the SEC's website at www.sec.gov.

Our website is ir.rocketcompanies.com. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other documents filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available on our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our Corporate Governance Guidelines, Code of Conduct and Ethics and Committee charters are also available on our website. We will provide, free of charge, a copy of any of our corporate documents listed above upon written request to our General Counsel and Corporate Secretary at 1050 Woodward Avenue, Detroit, MI 48226.

Our website or the websites of other third parties noted herein and the information contained on, or that can be accessed through, such websites will not be deemed to be incorporated by reference in, and are not considered part of, this proxy statement.

FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements, which involve risks and uncertainties. These forward-looking statements are generally identified by the use of forward-looking terminology, including the terms "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," "would" and, in each case, their negative or other various or comparable terminology. All statements other than statements of historical facts contained in this proxy statement, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, metrics for 2022, objectives of management and expected market growth are forward-looking statements.

As you read this proxy statement, you should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions, including those described under the heading "Item 1A. Risk Factors" of our most recent annual report on Form 10-K and subsequent reports that we file with the SEC. Although we believe that these forward-looking statements are based upon reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements.

Our forward-looking statements made herein are made only as of the date of this proxy statement. We expressly disclaim any intent, obligation or undertaking to update or revise any forward-looking statements made herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this proxy statement.

Your cooperation in giving this matter your immediate attention and in voting your proxies promptly is appreciated.

By Order of our Board of Directors,

Angelo V. Vitale

ANGELO VITALE
General Counsel and Secretary

Detroit, Michigan
April 27, 2022



Appendix A

AMENDED AND RESTATED ROCKET COMPANIES, INC. 2020 EMPLOYEE STOCK PURCHASE PLAN, AS AMENDED

1. **Purpose**. The purpose of the Plan (as defined below) is to facilitate Employee participation in the ownership and economic progress of the Company and its Subsidiaries by providing Employees with an opportunity to purchase Shares of the Company. The Plan is not intended to qualify as an "Employee Stock Purchase Plan," as set forth in section 423 of the Code.

2. **Definitions**. As used in the Plan, the following terms shall have the meanings set forth below:

   (a) "Applicable Holding Period" shall mean any period established by the Committee following the Exercise Dates during which a Participant is required to hold any Shares purchased on his or her behalf pursuant to the Plan; provided, however, in the event of a Participant's death, the Applicable Holding Period shall be deemed satisfied as of the Participant's date of death.

   (b) "Beneficiary" shall mean a Person entitled to receive payments or other benefits or exercise rights that are available under the Plan in the event of the Participant's death. If no such Person can be named or is named by the Participant, or if no Beneficiary designated by such Participant is eligible to receive payments or other benefits or exercise rights that are available under the Plan at the Participant's death, such Participant's Beneficiary shall be such Participant's estate.

   (c) "Board" shall mean the board of directors of the Company.

   (d) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Code shall include any successor provision thereto.

   (e) "Committee" shall mean the Board or such other committee as may be designated by the Board.

   (f) "Company" shall mean Rocket Companies, Inc., and any and all successor entities.

   (g) "Continuous Status as an Employee" shall mean the absence of any interruption or termination of service as an Employee. Continuous status as an Employee shall not be considered interrupted in the case of a leave of absence except as provided in Section 11(b).

   (h) "Effective Date" shall mean the effective date of the Company's initial public offering.

   (i) "Eligible Compensation" for an Offering Period shall mean, unless otherwise determined by the Committee, (i) base pay received during such Offering Period by a Participant for services to the Employer, (ii) regular incentive pay received during such Offering Period by a Participant, (iii) regular overtime pay received during such Offering Period by a Participant and (iv) any discretionary annual bonus received during such Offering Period by a Participant, in each case, as determined by the Company's Human Resources department (i.e., the "Pulse"). For the avoidance of doubt, Eligible Compensation shall not include non-regular incentive pay for ad-hoc purposes, non-regular overtime pay related to non-regular incentive pay for ad-hoc purposes, non-regular discretionary pay for ad-hoc purposes, severance pay, hiring and relocation bonuses, or any other form of compensation that may be paid from time to time to the Participant from the Employer.

   (j) "Eligible Employee" shall have the meaning specified in Section 3(a).

   (k) "Employee" shall mean any officer or other employee of the Employer.



(l) "<u>Employer</u>" shall mean, with respect to an Offering Period, the Company and each Subsidiary of the Company during the applicable Offering Period.

(m) "<u>Enrollment Date</u>" shall mean the first day of each Offering Period.

(n) "<u>Exchange Act</u>" shall mean the Securities Exchange Act of 1934, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Exchange Act shall include any successor provision thereto.

(o) "<u>Exercise Date</u>" shall mean the last day of each Offering Period.

(p) "<u>Exercise Price</u>" shall have the meaning specified in Section 7(b).

(q) "<u>Fair Market Value</u>" shall mean (i) with respect to Shares, the closing price of a Share on the date in question (or, if there is no reported sale on such date, on the last preceding date on which any reported sale occurred) on the principal stock market or exchange on which the Shares are quoted or traded, or if Shares are not so quoted or traded, fair market value of a Share as determined by the Committee, and (ii) with respect to any property other than Shares, the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee.

(r) "<u>Offering Period</u>" shall mean the period described in Section 4.

(s) "<u>Participant</u>" shall mean an Eligible Employee who has elected to participate in the Plan.

(t) "<u>Participant Account</u>" shall mean that separate account maintained under the Plan to record the amount that a Participant has contributed to the Plan during an Offering Period.

(u) "<u>Plan</u>" shall mean the Rocket Companies, Inc. 2020 Employee Stock Purchase Plan, as amended and restated from time to time.

(v) "<u>Share</u>" shall mean a share of the Company's Class A common stock, $0.00001 par value per Share.

(w) "<u>Stock Administrator</u>" shall mean the administrator appointed by the Board or the Committee pursuant to Section 15 to administer the Plan.

(x) "<u>Subscription Agreement</u>" shall have the meaning specified in Section 5.

(y) "<u>Subsidiary</u>" shall mean a corporation, domestic or foreign, partnership or other entities, of which at the time of the granting of an option pursuant to Section 7, not less than 50%, or another amount determined by the Committee, of the total combined voting power of all classes of stock or units are held by the Company or a Subsidiary, whether or not such corporation, partnership or entities now exist or are hereafter organized or acquired by the Company or a Subsidiary.

3. **Eligibility**.

(a) <u>General Rule</u>. Any full or part time Employee who satisfies any criteria that the Committee may determine, in its sole discretion, from time to time shall be eligible to participate as an "<u>Eligible Employee</u>" during the Offering Period beginning on such Enrollment Date; *provided*, *however*, that an Employee who is a citizen or resident of a foreign jurisdiction shall not be an "<u>Eligible Employee</u>" if the grant of an option under the Plan to such Employee would be prohibited under the laws of such foreign jurisdiction or as determined by the Committee in its sole discretion.

(b) <u>Exceptions</u>. Notwithstanding any provisions of the Plan to the contrary, unless otherwise provided by the Committee, no Employee shall be granted an option to purchase Shares under the Plan if such option would permit such Employee's right to purchase Shares to accrue at a rate which exceeds $25,000 of the Fair Market Value of the Shares (determined on the Enrollment Date) for each calendar year in which such option is outstanding at any time.

4. **Offering Periods**. Offering Periods may be established by the Committee from time to time at the Committee's discretion, with the initial Offering Period expected to be a period of three months.

5. **Participation**. An Eligible Employee shall become a Participant by completing a subscription agreement in such form as shall be specified by the Company ("<u>Subscription Agreement</u>"), and returning it to the Stock Administrator prior to the Enrollment Date for the applicable Offering Period, unless a later time for filing the Subscription Agreement is set by the Committee for all Eligible Employees with respect to such Offering Period.

6. **Payment for Shares**.

(a) At the time a Participant files his or her Subscription Agreement, such Participant shall designate the portion of his or her Eligible Compensation that he or she elects to have withheld during the applicable Offering Period. Payroll deductions shall be made on each pay date during the Offering Period at a whole percentage rate not to exceed 15%, or such other amount determined by the Committee, of the Eligible Compensation which a Participant receives on each pay date during the Offering Period or such other limitation as the Committee may establish from time to time in its discretion; provided, that no more than $30,000 of a Participant's Eligible Compensation may be withheld during any calendar year.

(b) A Participant may not make any separate cash payment into his or her Participant Account.

(c) A Participant may discontinue his or her participation in the Plan as provided in Section 11, but no other change can be made during an Offering Period and, for the avoidance of doubt, a Participant may not alter the amount of his or her Eligible Compensation deductions for that Offering Period, unless otherwise permitted by the Committee.

(d) Unless otherwise specified by a Participant prior to the Enrollment Date of any subsequent Offering Period by completing a Committee-specified process, a Participant shall be deemed to have elected to participate in each subsequent Offering Period to the same extent and in the same manner as the prior Offering Period, subject to the terms and conditions of this Plan and the applicable Subscription Agreement.

(e) Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Participants to pay the subscription amount under their Subscription Agreements in a manner different than the payroll deduction procedure described above.

7. **Grant of Option**.

(a) On the Enrollment Date for each Offering Period, each Participant shall be granted an option to purchase on the applicable Exercise Date, a maximum number of Shares determined by the Committee in its discretion; provided, however, that the number of Shares subject to such option shall be reduced, if necessary, to a number of Shares that would not exceed the limitations described in Section 3(b), Section 6(a) and Section 13(a) hereof.

(b) The exercise price per Share offered in a given Offering Period (the "<u>Exercise Price</u>") shall be determined in the discretion of the Committee, and is expected to be 85% of the Fair Market Value on the Exercise Date, unless a different exercise price is established for such Offering Period in the discretion of the Committee.

8. **Exercise of Option**. The Participant's option for the purchase of Shares will be exercised automatically on the Exercise Date of such Offering Period by purchasing the maximum number of Shares subject to such option which may be purchased at the Exercise Price with the funds in his or her Participant Account unless, prior to such Exercise Date, the Participant has withdrawn from the Offering Period pursuant to Section 11. During a Participant's lifetime, a Participant's option to purchase Shares hereunder is exercisable only by such Participant.

9. **Delivery**. Unless otherwise provided by the Company, the Stock Administrator shall hold Shares issued pursuant to the exercise of the option until any such Shares are distributed to the Participant, transferred or sold in accordance with procedures established from time to time by the Company or the Stock Administrator, including any Applicable Holding Period. Following any Applicable Holding Period, Shares shall be delivered as soon as reasonably practicable after termination of a Participant's Continuous Status as an Employee or receipt of such request by the Participant for delivery of all Shares, subject to compliance with all applicable law.

10. **Dividends**. Shares received upon exercise of an option shall be entitled to receive dividends on the same basis as other outstanding Shares. A Participant will not be entitled to any dividends with respect to options to purchase Shares under the Plan.

11. **Withdrawal; Termination of Employment**.

    (a) A Participant may withdraw all, but not less than all, of the payroll deductions credited to his or her Participant Account for the applicable Offering Period by delivery to the Stock Administrator of notice, in the form specified by the Company, on any date up to a certain number of days prior to the Exercise Date to be specified by the Stock Administrator or to be provided for in the applicable Subscription Agreement. All of the Participant's payroll deductions credited to his or her Participant Account for such Offering Period will be paid to such Participant as soon as reasonably practicable after receipt of his or her notice of withdrawal. Such withdrawal shall permanently terminate the Participant's participation for the Offering Period in which the withdrawal occurs.

    (b) In the event of the termination on or before the Exercise Date of the Participant's Continuous Status as an Employee for any reason, he or she will be deemed to have elected to withdraw from the Plan, and the Participant or his or her Beneficiary (in the event of such Participant's death) shall receive any funds in his or her Participant Account as soon as reasonably practicable after the date of such withdrawal. A Participant who goes on a leave of absence shall be permitted to remain in the Plan and shall automatically be enrolled in subsequent Offering Periods under the Plan. Eligible Compensation deductions, as applicable, for a Participant who has been on a leave of absence will resume upon return to work at the same rate as in effect prior to such leave.

    (c) A Participant's withdrawal from one Offering Period will not have any effect upon his or her eligibility to participate in a different Offering Period or in any similar Plan which may hereafter be adopted by the Company.

12. **Interest**. No interest shall accrue on the Eligible Compensation deductions of a Participant or on any other amounts in his or her Participant Account.

13. **Shares**.

    (a) The maximum number of Shares which shall be made available for sale under the Plan shall be 15,526,316 Shares, subject to adjustment upon changes in capitalization of the Company as provided in Section 19. Either authorized and unissued Shares or issued Shares heretofore or hereafter reacquired by the Company may be made subject to purchase under the Plan, in the sole and absolute discretion of the Board or the Committee. Further, if for any reason any purchase of Shares pursuant to an option under the Plan is not consummated, the Shares subject to the



applicable Subscription Agreement may be made available for sale pursuant to a new Subscription Agreement under the Plan.

(b) If, on a given Exercise Date, the Shares with respect to which options are to be exercised exceed the Shares then available under the Plan, the Committee shall make a pro rata allocation of the remaining Shares that are available for purchase in as uniform a manner as shall be reasonably practicable and as it shall determine to be equitable. In such event, the Company shall give notice to each Participant of such reduction in the number of Shares which such Participant shall be allowed to purchase. Notwithstanding anything to the contrary herein, the Company shall not be obligated to issue Shares hereunder if, in the opinion of the Company, such issuance would constitute a violation of federal or state securities laws or regulations, the regulations of any stock exchange or other securities market on which the Company's securities may then be traded or the laws of any country.

14. **No Rights as a Shareholder**. Neither the Participant nor his or her Beneficiaries will have any interest or other right in, or dividend or voting rights with respect to, Shares covered by his or her option until such option has been exercised and the related Shares have been purchased under the Plan.

15. **Administration**.

(a) The Plan shall be administered by the Committee. All decisions of the Committee shall be final, conclusive and binding upon all parties, including the Company, its shareholders and Participants and any Beneficiaries thereof. The Committee may issue rules and regulations for administration of the Plan. It shall meet at such times and places as it may determine.

(b) Subject to the terms of the Plan and applicable law, the Committee (or its delegate) shall have the full power and authority to: (i) designate Participants; (ii) direct the administration of the Plan by the Stock Administrator in accordance with the provisions herein set forth; (iii) adopt rules of procedure and regulations necessary for the administration of the Plan, *provided* that such rules are not inconsistent with the terms of the Plan; (iv) determine, in its sole discretion, all questions with regard to rights of Employees and Participants under the Plan, including but not limited to, the eligibility of an Employee to participate in the Plan and the range of permissible percentages of Eligible Compensation an Eligible Employee may specify to be withheld and the maximum amount; (v) enforce the terms of the Plan and the rules and regulations it adopts; (vi) direct or cause the Stock Administrator to direct the distribution of the Shares purchased hereunder; (vii) furnish or cause the Stock Administrator to furnish the Employer with information which the Employer may require for tax or other purposes; (viii) engage the service of counsel (who may, if appropriate, be counsel for the Employer) and agents whom it may deem advisable to assist it with the performance of its duties; (ix) prescribe procedures to be followed by Eligible Employees in electing to participate herein; (x) receive from each Employer and from Eligible Employees such information as shall be necessary for the proper administration of the Plan; (xi) maintain, or cause the Stock Administrator to maintain, separate accounts in the name of each Participant to reflect his or her Participant Account under the Plan; (xii) interpret and construe the Plan in its sole discretion; (xiii) correct any defect, supply any omission and reconcile any inconsistency in the Plan in the manner and to the extent it shall deem desirable to carry the Plan into effect; (xiv) make any changes or modifications necessary to administer and implement the provisions of the Plan in any foreign country to the fullest extent possible; and (xv) delegate any of its duties and authorities under the Plan to such parties or committees as it may determine. Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, administer the Plan. In any such case, the Board shall have all of the authority and responsibility granted to the Committee herein.

16. **Transferability**. Neither any monies credited to a Participant's Participant Account nor any rights with regard to the exercise of an option to purchase Shares under the Plan may be assigned, transferred, pledged, or otherwise disposed of in any way (other than by will or by laws of descent

and distribution) by the Participant. Any such attempt at assignment, transfer, pledge, or other disposition shall be without effect, except that the Company shall treat such act as an election to withdraw funds in accordance with Section 11.

17. **Use of Funds**. All Eligible Compensation deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such funds.

18. **Reports**. Individual Participant Accounts will be maintained for each Participant, and statements will be made available to Participants promptly following an Exercise Date, which statements will set forth the amount of Eligible Compensation deductions for the applicable Offering Period, the per-Share purchase price, the number of Shares purchased, and the remaining cash balance, if any.

19. **Adjustments Upon Changes in Capitalization and Certain Transactions**. In the event of (a) any merger, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split (including a stock split in the form of a stock dividend), reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the Shares or the value thereof, such adjustments and other substitutions shall be made to the Plan and to outstanding options as the Committee, in its sole discretion, deems equitable or appropriate taking into consideration any applicable accounting and tax consequences, including such adjustments in the limitations in Section 7(a) and Section 13 and in the class and number of Shares and Exercise Price with respect to outstanding options under the Plan; and (b) any transaction or event described in (a) above, or any unusual or nonrecurring transaction or events affecting the Company or any changes in applicable laws, regulations or accounting principles, the Committee, in its sole discretion and on such terms and conditions as it deems appropriate, is hereby authorized to: (i) provide for either (X) termination of any outstanding option in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon exercise of such option had such option been currently exercisable or (Y) the replacement of such outstanding option with other rights or property selected by the Committee in its sole discretion; (ii) provide that the outstanding options under the Plan shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar rights covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and exercise prices; (iii) make adjustments in the number and type of Shares (or other securities or property) subject to outstanding options under the Plan and/or in the terms and conditions of outstanding options and options which may be granted in the future; (iv) shorten the Offering Period then in progress and set a new Exercise Date, which shall be a date immediately prior to the date of any transaction or event described in (a) above and provide for any other necessary procedures to effectuate such actions; and/or (v) provide that all outstanding options shall terminate without being exercised.

Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of any class or any dissolution, liquidation, merger or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee, no issuance by the Company or shares of stock of any class, or securities convertible into stock of any class, shall affect, and no adjustment by reason thereof, shall be made with respect to, the number of Shares subject to an option or the grant or Exercise Price of any option.

20. **Amendment or Termination**.

(a) The Board may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time and for any reason; *provided*, *however*, that the Board (i) shall not, without the approval of the shareholders of the Company, increase the maximum number of Shares which may be issued under the Plan (except pursuant to Section 19) and (ii) shall otherwise obtain shareholder



approval of any amendment, alteration, suspension, discontinuance or termination of the Plan, if, and to the extent, required by applicable law. Except as specifically provided in the Plan or as required to obtain a favorable ruling from the Internal Revenue Service, no such amendment, alteration, suspension, discontinuation or termination of the Plan pursuant to this Section 20 may make any change in any option theretofore granted which adversely affects the rights of any Participant without the consent of such Participant.

(b) The Plan shall automatically terminate on the Exercise Date that Participants become entitled to purchase a number of Shares greater than the number available for purchase under Section 13.

21. **Notices**.

(a) All notices or other communications by an Eligible Employee or a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

(b) All notices or other communications by the Employer, the Company, the Board or the Committee under or in connection with the Plan shall be deemed to have been duly given when (i) personally delivered, including electronic transmission in such form as the Board or the Committee shall direct, or (ii) placed in the mail of the country of the sender in an envelope addressed to the last known address of the person to whom the notice is given.

22. **Shareholder Approval**. The effectiveness of the Plan shall be subject to approval by the shareholders of the Company within 12 months before or after the date the Plan is adopted by the Board. Notwithstanding any provision to the contrary, failure to obtain such shareholder approval shall void the Plan, any options granted under the Plan, any Share purchases pursuant to the plan, and all rights of all Participants.

23. **Conditions Upon Issuance of Shares**. Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such Shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated under both sets of laws and the requirements of any stock exchange upon which the Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance. As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

24. **Withholding; Disqualifying Disposition**. Notwithstanding any other provision of the Plan, at the time a Participant's option under the Plan is exercised, in whole or in part, or at the time some or all of the Shares issued under the Plan are disposed of by a Participant, the Participant must make adequate provision for his or her Employer's federal, state, or other tax withholding obligations, which arise upon the exercise of the option or the disposition of the Shares. At any time, the Company may, but shall not be obligated to, withhold from the Participant's compensation, the amount necessary for the Company to meet applicable tax withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to a sale or early disposition of Shares by the Participant.

25. **Effective Date of the Plan**. The Plan shall be effective as of the Effective Date, subject to its approval by the shareholders of the Company as described in Section 22.



26. **Term of Plan**. The Plan shall continue in effect until the earliest to occur of (a) the ten year anniversary of the Effective Date; (b) the maximum number of Shares available for issuance under the Plan have been issued in accordance with Section 20(b); or (c) the Board terminates the Plan in accordance with Section 20(a).

27. **No Rights Implied**. Nothing contained in the Plan, any modification or amendment to the Plan, or the creation of any Participant Account, the execution of any Subscription Agreement, or the issuance of any Shares, shall give any Employee or Participant any right to continue his or her employment, any legal or equitable right against the Employer or Company or any officer, director, or employee of the Employer or the Company, or interfere in any way with the Employer's or the Company's right to terminate or otherwise modify an Employee's employment at any time, except as expressly provided by the Plan.

28. **Severability**. If any provision of the Plan is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any person or entity, or would disqualify the Plan under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan, such provision shall be stricken as to such jurisdiction, person or entity, and the remainder of the Plan shall remain in full force and effect.

29. **Waiver of Notice**. Any person entitled to notice under the Plan may waive such notice.

30. **Successors and Assigns**. The Plan shall be binding upon all persons entitled to purchase Shares under the Plan, their respective heirs, legatees, and legal representatives, including, without limitation, such person's estate and the executors, any receiver, trustee in bankruptcy or representative of creditors of such person, and upon the Employer, its successors and assigns.

31. **Data Privacy**. By participating in the Plan, the Participant consents to the holding and processing of personal information provided by the Participant to the Company or any subsidiary, trustee or third-party service provider, for all purposes relating to the operation of the Plan. These include, but are not limited to:

    (a) administering and maintaining Participant records;

    (b) providing information to the Company, Subsidiaries, trustees of any employee benefit trust, registrars, brokers or third-party administrators of the Plan;

    (c) providing information to future purchasers or merger partners of the Company or any subsidiary, or the business in which the Participant works; and

    (d) transferring information about the Participant to any country or territory that may not provide the same protection for the information as the Participant's home country.

32. **Headings**. The titles and headings of the sections are included for convenience of reference only and are not to be considered in construction of the provisions hereof.

33. **Governing Law; Venue**. The Plan shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws thereof, or principles of conflicts of laws of any other jurisdiction that could cause the application of the laws of any jurisdiction other than the State of Delaware. The exclusive venues for all disputes arising out of the Plan shall be the United States District Court for the Eastern District of Michigan and the Third Judicial Circuit, Wayne County, Michigan (the "Agreed-Upon Venues"), and no other venues. The Company and any Participants to the Plan stipulate that participation in the Plan is an arms-length transaction entered into by sophisticated parties, and that the Agreed-Upon Venues are convenient, are not unreasonable, unfair, or unjust, and will not deprive any party of any remedy to which it may be entitled. The Company and any Participants to the Plan further agree to consent to the dismissal of any action arising out of the Plan that may be filed in a venue other than one of the Agreed-Upon Venues; the reasonable legal fees and costs of the party seeking dismissal for improper venue will be paid by the party that filed suit in the improper venue.



